QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 7, 2005

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LKQ CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	5015 (Primary Standard Industrial Classification Code Number)	36-4215970 (I.R.S. Employer Identification Number)
120 North LaSalle Street, Suite 3300 Chicago, Illinois 60602 (312) 621-1950 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
Victor M. Casini
Vice President, General Counsel and Secretary
LKQ Corporation
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602
(312) 280-3700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
J. Craig Walker Bell, Boyd & Lloyd LLC 70 West Madison Street, Suite 3300 Chicago, Illinois 60602 (312) 372-1121 fax: (312) 372-2098	Thomas J. Murphy McDermott Will & Emery LLP 227 West Monroe Street, Suite 4400 Chicago, Illinois 60606 (312) 372-2000 fax: (312) 984-7700

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)

Common Stock, par value $.01 per share	3,162,500 Shares	$28.51	$90,162,875	$10,612.17

(1)
Includes 412,500 shares of common stock subject to an over-allotment option granted by the registrant to the underwriters.
(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) on the basis of the average of the high and low sale prices of the common stock on September 2, 2005, as reported on the Nasdaq National Market.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

LKQ Corporation

2,750,000 Shares of Common Stock

       We are selling 2,000,000 primary shares of our common stock. The selling stockholders named in this prospectus are selling 750,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

       Our common stock is listed on the Nasdaq National Market under the symbol "LKQX." The last reported sale price of our common stock on                             , 2005 was $            per share.

       Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Per Share	Total
Offering price	$	$

Discount and commissions to underwriters	$	$

Proceeds to us, before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

       The underwriters may also purchase up to 412,500 shares of common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.

       The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares of common stock will be made on or about                      , 2005.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.
Raymond James
Morgan Keegan & Company, Inc.
Barrington Research

                       , 2005

LKQ Distribution Network

Corporate Office
Distribution Hub
Sales & Processing Facility
Co-located Salvage/Aftermarket
Core Facility
Major Aftermarket Warehouse
Self Service Yards
(Florida – 5, Oregon – 3, Tennessee – 1)

       You should rely only on the information contained in this prospectus. Neither we, the underwriters nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

i

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements. These statements may be found throughout this prospectus, particularly under the headings "Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," among others. Forward-looking statements typically are identified by the use of terms such as "may," "will," "plan," "should," "expect," "anticipate," "believe," "if," "estimate," "intend," and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these and similar words carefully because they describe our expectations, plans, strategies, goals, and beliefs concerning future business conditions, our results of operations, our financial position, and our business outlook, or state other "forward-looking" information based on currently available information. The factors listed under the heading "Risk Factors" and in the other sections of this prospectus provide examples of risks, uncertainties, and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements.

       The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

ii

SUMMARY

       This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus. As used in this prospectus, the terms "company," "we," "our," and "us" refer to LKQ Corporation and its subsidiaries, except where the context otherwise requires. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase 412,500 additional shares.

Our Business

       We provide replacement systems, components, and parts needed to repair light vehicles (cars and light trucks). Buyers of light vehicle replacement products have the option to purchase from primarily three sources: new products produced by original equipment manufacturers ("OEMs"), which are commonly known as OEM products; new products produced by companies other than the OEMs, which are sometimes referred to generically as "aftermarket" products; and recycled products originally produced by OEMs, which we refer to as recycled OEM products. We participate in the market for recycled OEM products as well as the market for collision repair aftermarket products. We obtain aftermarket products and salvage vehicles from a variety of sources, and we dismantle the salvage vehicles to obtain a comprehensive range of vehicle products that we distribute into the light vehicle repair market. We are not involved in the manufacture of automotive products and do not maintain any manufacturing or remanufacturing operations.

       We believe we are the largest nationwide provider of recycled OEM products and related services, with sales, processing, and distribution facilities that reach most major markets in the U.S. While we currently service the majority of the major metropolitan areas in the U.S. with both recycled OEM and aftermarket products, we estimate our current share of the light vehicle recycling market to be less than 10%, and our current share of the aftermarket products market to be less than 7%. We believe there are opportunities for growth in both product lines through acquisitions and internal development.

       We procure salvage vehicles, primarily at auctions, using our locally based professionals, proprietary processes, and a disciplined procurement system. In addition, as an alternative source of salvage vehicles, we obtain some inventory directly from insurance companies, vehicle manufacturers, and other suppliers. Once we have received proper title, which assures us that the vehicles have not been stolen, we dismantle such vehicles for recycled OEM products. We purchase aftermarket products from manufacturers, primarily in Taiwan, using a proprietary order management system.

       Our customers include collision and mechanical repair shops and, indirectly, insurance companies, including extended warranty companies. The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. We indirectly rely on insurance companies, which ultimately pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision, and increasingly look to a nationwide source for consistency, quality, and availability of replacement products. Because of their importance to the process, we have formed business relationships with certain insurance companies, and with certain extended warranty providers, in order to be their preferred light vehicle parts supplier. For example, with some insurance companies we have vehicle repair order estimate review programs in place and provide their claims adjusters a part quote and locator service. In addition, we provide them an outlet to dispose of certain total loss vehicles directly to us. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products.

       We believe we provide customers a value proposition that includes high quality products, extensive product availability due to our regional inventory trading zones, product costs lower than new OEM products, and quick delivery. We provide benefits to repair shops and insurance companies because the lower costs for our products enable many vehicles to be repaired rather than declared a total loss. By expanding our product offerings to include both recycled OEM products and aftermarket products we now offer customers a more extensive range of light vehicle replacement products. We believe this unique combination of recycled and aftermarket product offerings allows us to serve as a "one-stop" solution for our customers looking for the most cost advantageous way to repair vehicles.

Our History

       We believe we were the first recycler of light vehicle products to achieve a national network and presence. Since our formation in 1998, we have grown through both internal development and acquisitions. Our acquisition strategy has been to target companies with strategic locations and significant market presence, strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service. Since our initial public offering in 2003, we have completed eleven acquisitions that met our criteria and enhanced our business. Today we have over 95 facilities focused on serving our customers with a broad range of products. In February 2004 we expanded our product offerings by also becoming a supplier of aftermarket products and a provider of self-service retail recycled vehicle products. We currently have approximately 36 locations supplying aftermarket products, serving 21 states primarily east of the Mississippi River, and nine locations providing self-service retail recycled vehicle products in Florida, Oregon, and Tennessee.

       Our revenue has increased from $226.3 million in 2000 to $424.8 million in 2004, a 17.0% compound annual growth rate. During the same period, our operating income increased from $4.6 million to $34.9 million, a 65.8% compound annual growth rate. For the year ended December 31, 2004, revenue derived from recycled OEM products and related services represented approximately 81% of our revenue, sales of aftermarket products and services represented approximately 10% of our revenue, and sales of other products, such as scrap and other bulk products, represented approximately 9% of our revenue. Our revenue for the six months ended June 30, 2005 was $269.8 million, an increase of 31.7% over the same period in 2004, and our operating income was $28.2 million, a 48.4% increase over the same period in 2004.

Recent Developments

       In August 2005, we completed two acquisitions for an aggregate consideration of approximately $13.7 million. These two companies, one headquartered in Arkansas and one headquartered in Pennsylvania, are in the aftermarket products business. These acquisitions enable us to serve new markets and provide a broader product offering to our customers. These businesses had approximately $16.6 million of revenue in 2004.

Our Strengths

  We Provide a National Solution to Insurance Companies and Extended Warranty Providers.

       We believe that our nationwide presence gives us a unique ability to service the major automobile insurance companies and extended warranty providers. Insurance companies and extended warranty providers operate generally at a national or regional level and play a critical role in the repair process. We believe we provide a direct benefit to these companies by lowering the cost of repairs, decreasing the time required to return the repaired vehicle to the customer, and providing a replacement part that is of comparable quality to the part replaced. Specifically, we assist insurance companies by purchasing insured total loss vehicles and by providing cost effective products through sales to collision repair shops, especially to repair shops that are part of an insurance company network. We also provide a review of vehicle repair order estimates to insurance companies so they may assess the opportunity to increase usage of recycled OEM and aftermarket products.

For extended warranty providers, we provide a single national call desk to service their nationwide need for mechanical products.

  We Believe We Have the Only National Network for Recycled OEM Products and it Would be Difficult to Replicate.

       We have invested significant capital developing a national network of recycled OEM product facilities that serves most major metropolitan areas in the U.S. We have differentiated ourselves from our local competitors and have made replication of our network difficult by developing our network with anchor companies that were among the largest in the industry. The difficulty and time required to obtain proper zoning, as well as dismantling and other environmental permits necessary to operate newly-sited facilities, would make establishing new facilities challenging. In addition, there are difficulties associated with recruiting and hiring an experienced management team that has strong industry knowledge and local relationships with customers. Finally, our national network allows us to enter new adjacent markets quickly by establishing redistribution facilities, which avoids the need for local dismantling capabilities and inventory.

  We Benefit From a Local Presence.

       Our network of facilities allows us to develop and maintain our relationships with local repair shops, while providing a level of service to insurance companies and national customers that is made possible by our nationwide presence. Our local presence allows us to provide daily deliveries that our customers require, using drivers who routinely deliver to the same customers. Our sales force and local delivery drivers develop and maintain critical personal relationships with the local repair shops that benefit from access to our wide selection of products which we are able to offer as a result of our regional inventory network.

  We Have a Proven and Effective Procurement Process.

       We have designed information systems and methodologies to procure salvage vehicles and aftermarket parts cost-effectively. As our largest single expenditure, efficient procurement of salvage vehicles is critical to the growth, operating results, and cash flow of our business. Our processes and know-how allow us to identify and value the parts that can be recycled on a damaged vehicle at auction and to determine rapidly the maximum price we will pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We carefully analyze the market and obtain aftermarket parts and salvage vehicles of the type whose parts are in demand at prices that we believe will allow us to sell products profitably. We have also taken advantage of our relationships with insurance companies and vehicle manufacturers to obtain salvage vehicles outside the auction process.

  We Have a Broad and Deep Inventory of Products.

       We believe that our customers place a high value on availability of a broad range of light vehicle replacement products. We also believe that our inventory of both recycled OEM and aftermarket products allows us to fill a higher percentage of our customers' orders than our competitors. In addition, our ability to share inventory on a regional basis increases the availability of replacement products and also helps us to fill a higher percentage of our customers' orders. We have developed regional trading zones within which we make our regional inventory available to our local facilities, mostly via overnight product transfers. We manage our inventory and purchasing on a regional basis to enhance the availability of the products that we believe will be in the highest demand within each region. Our broad and deep inventory furthers our ability to serve as a "one-stop" solution for our customers' recycled OEM and aftermarket product needs.

  We Have Implemented Management Disciplines.

       Our management and operations team is highly experienced, with many managers having spent their entire careers in the light vehicle recycling industry. We have developed and built procurement, operating, and financial systems that have allowed us to develop and grow our national network and implement professional management techniques and disciplines. As our business has grown, we have acquired additional management talent, which has furthered the sharing of best practices throughout the company. In addition, our senior management team has extensive acquisition experience and will continue to use our disciplined approach in targeting growth opportunities.

Our Strategies

  Strengthen our National Network Through Internal Growth and Acquisitions.

       We intend to continue to expand our market coverage through a combination of internal development and acquisitions and to look for opportunities to expand into new regions and into adjacent markets. We plan to establish a presence in additional major metropolitan markets and a number of smaller markets in the U.S. We have applied an analytical and disciplined approach to our acquisition process and have targeted companies with strategic locations and significant market presence, strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service.

  Further Develop Business Relationships.

       We intend to continue to develop business relationships with automobile insurance companies, extended warranty providers, and other industry participants. We believe that insurance companies and extended warranty providers, as payors for many repairs, will take a more active role in the selection of replacement products in the repair process in order to use lower cost alternatives to new OEM products. On behalf of certain insurance company customers, we provide a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM and aftermarket products in the repair process, thereby reducing their costs. Our employees also provide quotes for our products to assist several insurance companies with their estimate and settlement processes. We also work with insurance companies and vehicle manufacturers to procure salvage vehicles directly from them on a selected basis, which provides us an additional source of supply and provides them improved economics on salvage vehicle sales. We believe we are positioned to take advantage of the increasing importance of these industry participants and will continue to look for ways to enhance these relationships.

  Continue to Improve our Operating Results.

       We are working to improve our operating results by applying our business disciplines to our most recently acquired facilities, continuing to build our network, further centralizing certain functions, improving our use of technology, and increasing revenue at our lower volume facilities. Our higher volume facilities generally operate at a higher profitability level as a percentage of revenue. We believe we can improve the profitability level at our lower volume facilities by achieving the higher volumes and improved economies of scale that we realize at our higher volume facilities. We intend to continue to refine our procurement system, which uses methodologies that analyze demand levels for our products, existing inventory levels, and projected margins on an individual vehicle basis.

  Further Develop our Technology and Business Processes.

       We continue to emphasize the use of technology in our processes to improve efficiency and to increase the standardization of our business. Our technology and proprietary processes enhance procurement, pricing, and inventory management. We continue to develop our technology to allow us to better manage and analyze our inventory, to assist our sales people with up-to-date pricing and availability of our products, and to further enhance our procurement process. For example, many of our representatives responsible for procuring vehicles, whom we refer to as "scouts," are equipped with handheld computing devices to assist them in appraising the vehicles prior to submitting a bid to purchase the vehicle. Additionally, we have begun developing a bar code system that we believe will facilitate improved inventory tracking and management of our recycled products.

  Raise Industry Standards by Being the Industry Leader.

       Since our inception, we have employed a professional approach to the light vehicle recycling business. We continue to seek new ways to improve our methodologies and to communicate our standards to our customers. We further believe that, by elevating industry standards in areas such as customer service, integrity, product quality and availability, delivery time, warranty support, environmental compliance, and appearance of facilities, we can help promote the acceptability of the use of recycled OEM and aftermarket products.

Our Corporate Information

       We were incorporated in Delaware in February 1998. Our principal executive headquarters are located at 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602. Our telephone number is 312-621-1950. Our website address is www.lkqcorp.com. The information found on our website is not a part of this prospectus.

Risk Factors

       An investment in the common stock offered hereby involves a high degree of risk. See "Risk Factors."

The Offering

Common stock offered by us	2,000,000 shares (excluding up to 412,500 shares that may be issued by us upon exercise of the underwriters' over-allotment option).
Common stock offered by selling stockholders	750,000 shares
Total shares	2,750,000 shares
Common stock outstanding after the offering (1)	23,300,767 shares. If the underwriters exercise their over allotment option in full, we will issue an additional 412,500 shares, which will result in 23,713,267 shares outstanding.
Use of Proceeds
We intend to use the net proceeds from the sale of 2,000,000 shares of common stock by us to repay approximately $ million of borrowings under our credit facility and for other general corporate purposes. See "Use of Proceeds." We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. We intend to use the proceeds from the exercise of options to purchase our common stock by certain members of management to repay approximately $ million of borrowings under our credit facility.
Dividend policy
We have not paid or declared any dividends on our common stock and currently intend to retain earnings to fund our working capital needs and growth opportunities. Our credit facility includes provisions that generally limit our payment of dividends on our common stock.
NASDAQ symbol	LKQX

(1)
The number of shares of our common stock outstanding after the offering set forth above is based on 21,300,767 shares of common stock outstanding as of August 31, 2005 and includes the shares to be sold by us in this offering. The number of shares outstanding after the offering does not include an aggregate of 6,592,525 shares of common stock reserved for issuance under our equity compensation plans, of which options to purchase 4,295,495 shares were outstanding as of June 30, 2005 at a weighted average exercise price of $12.69 per share, and 1,268,111 shares issuable as of June 30, 2005 upon the exercise of outstanding warrants at an exercise price of $2.00 per share.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

       The following table summarizes financial data regarding our business and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

(In thousands, except per share data)						Six Months Ended June 30,
	Year Ended December 31,
	2000	2001	2002	2003	2004	2004	2005
Statements of Operations Data:
Revenue	$226,304	$250,462	$287,125	$327,974	$424,756	$204,951	$269,830
Gross Margin	106,991	117,942	132,551	153,736	197,616	96,437	127,128
Operating income	4,615	13,112	20,844	26,059	34,907	19,012	28,206
Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(241)	8,169	18,268	24,153	33,857	18,368	27,197
Income (loss) before cumulative effect of change in accounting principle	(878)	4,230	11,005	14,576	20,573	10,978	16,028
Cumulative effect of change in accounting principle, net of tax(1)	—	—	(49,899)	—	—	—	—

Net income (loss)	$(878)	$4,230	$(38,894)	$14,576	$20,573	$10,978	$16,028

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.24	$0.62	$0.90	$1.03	$0.55	$0.77
Net income (loss)	$(0.05)	$0.24	$(2.20)	$0.90	$1.03	$0.55	$0.77
Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.23	$0.57	$0.80	$0.92	$0.49	$0.69
Net income (loss)	$(0.05)	$0.23	$(2.00)	$0.80	$0.92	$0.49	$0.69
Shares used in per share calculation basic(2)	17,601	17,656	17,654	16,268	20,052	19,847	20,744
Shares used in per share calculation diluted(2)	17,601	18,742	19,399	18,258	22,414	22,322	23,161
Other Financial Data:
Net cash provided by (used in) operating activities	$(3,384)	$12,059	$17,740	$20,949	$25,901	$8,629	$20,450
Net cash used in investing activities	(8,308)	(3,516)	(6,746)	(12,222)	(87,823)	(60,222)	(29,641)
Net cash provided by (used in) financing activities	14,928	(11,060)	(11,997)	6,770	47,452	37,474	9,894
Capital expenditures(3)	9,648	3,809	8,402	13,200	93,025	65,357	30,808
Depreciation and amortization	7,541	7,897	5,014	5,446	6,872	3,222	4,029
EBITDA(4)	12,305	21,148	26,190	31,622	42,234	22,380	32,475
	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
Balance Sheet Data:
Total assets	$233,203	$227,217	$176,747	$203,154	$288,275	$264,061	$321,766
Working capital	54,541	16,861	50,670	74,184	77,878	75,148	85,009
Long-term obligations, including current portion	54,611	43,962	34,205	3,997	50,262	42,363	56,545
Stockholders' equity	155,230	160,105	121,129	174,011	204,071	192,088	226,560

(1)
We recorded a non-cash Goodwill impairment charge of $49,898,800 in 2002.
(2)
We repurchased 2,000,000 shares of our common stock in February 2003 and repurchased an additional 1,557,498 shares of our common stock in May 2003. In addition, we sold 5,000,000 shares of our common stock on October 2, 2003 in connection with our initial public offering. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in 2003 do not fully reflect the impact of these transactions.
(3)
Includes acquisitions and non-cash property additions.
(4)
EBITDA consists of income (loss) before provision for income taxes and cumulative effect of change in accounting principle plus depreciation and amortization, interest expense, and stockholder loan guarantee fee, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA is the basis for various covenant and availability calculations pertaining to our credit facility. EBITDA should not be construed as an alternative to operating income, net income (loss) or net cash provided by (used in) operating activities, as determined in accordance with accounting principles generally accepted in the U.S. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

       The following table reconciles EBITDA to net income (loss):

(In thousands)						Six Months Ended June 30,
	Year Ended December 31,
	2000	2001	2002	2003	2004	2004	2005
Net income (loss)	$(878)	$4,230	$(38,894)	$14,576	$20,573	$10,978	$16,028
Cumulative effect of change in accounting principle, net of tax	—	—	49,899	—	—	—	—
Depreciation and amortization	7,541	7,897	5,014	5,446	6,872	3,222	4,029
Interest, net	5,005	5,082	2,908	2,023	1,505	790	1,249
Provision for income taxes	637	3,939	7,263	9,577	13,284	7,390	11,169

Earnings before interest, taxes, depreciation, and amortization (EBITDA)	$12,305	$21,148	$26,190	$31,622	$42,234	$22,380	$32,475

RISK FACTORS

       You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our common stock. If any of events described below occur, our business, financial condition, or results of operations could be harmed. In such an event, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business

  We face intense competition from local, national, and internet-based light vehicle products providers, and this competition could negatively affect our business.

       The light vehicle replacement products industry is highly competitive and is served by numerous suppliers of OEM products, recycled OEM products, and aftermarket products. Within each of these categories of suppliers, there are local owner-operated companies, larger regional suppliers, national providers, and internet-based suppliers. Providers of light vehicle replacement products that have traditionally sold only certain categories of such products may decide to expand their product offerings into other categories of light vehicle replacement products, which may further increase competition. Some of our current and potential competitors may have more operational expertise; greater financial, technical, manufacturing, distribution, and other resources; longer operating histories; lower cost structures; and better relationships in the insurance and vehicle repair industries. In certain regions of the U.S., local light vehicle recycling companies have formed cooperative efforts to compete in the recycled OEM products industry. As a result of these factors, our competitors may be able to provide products that we are unable to supply, provide their products at lower costs, or supply products to customers that we are unable to serve.

  An adverse change in our relationships with auction companies or our suppliers could increase our expenses and hurt our relationships with our customers.

       Most of our salvage inventory consists of vehicles offered at salvage auctions by several companies that own auction facilities in numerous locations across the U.S. We do not have contracts with any auction company. According to industry analysts, three companies control over 50% of the salvage auction market in the U.S. In some localities, the automotive auction business may be even more highly concentrated. If an auction company prohibited us from participating in its auctions, or significantly raised its fees, our business could be adversely affected through higher costs or the resulting potential inability to service our customers. Moreover, auction companies have begun to allow bids to be submitted on salvage vehicles through the internet, which increases the number of potential bidders and may increase our cost of goods sold for recycled OEM products.

       We also acquire some of our inventory directly from insurance companies, original equipment manufacturers, aftermarket parts manufacturers, and others. To the extent that these suppliers decide to discontinue these arrangements, our business could be adversely affected through higher costs or the resulting potential inability to service our customers.

       In addition, we purchase aftermarket parts primarily from foreign manufacturers in Taiwan. In the event that our business relationships with these suppliers deteriorated or terminated, or in the event that the importing of products into the U.S. from Taiwan or the exporting of products by Taiwan to the U.S. was disrupted, our business could be adversely affected through higher costs or the resulting inability to service our customers.

  We may not be able to sell our products due to existing or new laws and regulations prohibiting or restricting the sale of recycled OEM or aftermarket products.

       Some jurisdictions have enacted laws prohibiting or severely restricting the sale of certain recycled OEM products that we provide, such as airbags. These and other jurisdictions could enact similar laws or could prohibit or severely restrict the sale of additional recycled OEM products. Restrictions on the products we are able to sell could decrease our revenue and have an adverse effect on our business and operations.

       We became involved in the aftermarket products business upon the closing of an acquisition in February 2004. Since 1998, legislatures in a majority of states have introduced or considered bills that would prohibit or limit the use of aftermarket products in collision repair work and/or require enhanced disclosure or vehicle owner consent before using aftermarket products in such repair work. Additional bills of this kind may be introduced in the future. If a number of states adopt legislation prohibiting or restricting the use of aftermarket products, it could have an adverse impact on our aftermarket products business.

       In 2000, a U.S. Congressman requested that the General Accounting Office ("GAO") review the role of the National Highway Traffic Safety Administration in regulating the safety and quality of aftermarket products. The GAO released its report in January 2001. This report may lead to Congressional hearings and possible future federal legislation, which could adversely impact our aftermarket products business.

       Certain organizations test the quality and safety of light vehicle replacement products. In the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may decide to discontinue sales of such product or insurance companies may decide to discontinue authorization of repairs using such product. Such events could adversely affect our business.

  If our business relationships with insurance companies end, we may lose important sales opportunities.

       We rely on business relationships with certain insurance companies. These insurance companies encourage vehicle repair facilities to use products we provide. Our arrangements with these companies may be terminated at any time. We rely on these relationships for sales to some collision repair shops, and a termination of these relationships may result in a loss of sales, which could adversely affect our results of operations.

  We are subject to environmental regulations and incur costs relating to environmental matters.

       We are subject to various federal, state, and local environmental protection and health and safety laws and regulations governing, among other things:

  •
  the emission and discharge of hazardous materials into the ground, air, or water;

  •
  the exposure to hazardous materials; and

  •
  the generation, handling, storage, use, treatment, identification, transportation, and disposal of industrial by-products, waste water, storm water, and mercury and other hazardous materials.

       We are also required to obtain environmental permits from governmental authorities for certain of our operations. If we violate or fail to obtain or comply with these laws, regulations, or permits, we could be fined or otherwise sanctioned by regulators. We could also become liable if employees or other third parties are improperly exposed to hazardous materials.

       Under certain environmental laws, we could be held responsible for all of the costs relating to any contamination at, or migration to or from, our or our predecessors' past or present facilities and at third party waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances.

       Environmental laws are complex, change frequently, and have tended to become more stringent over time. Our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations, or financial condition.

  Governmental agencies may refuse to grant or renew our operating licenses and permits.

       Our operating subsidiaries must receive certain licenses and permits from state and local governments to conduct their operations. When we develop or acquire a new facility, we must seek the approval of state and local units of government. Governmental agencies often resist the establishment of a vehicle recycling facility in their communities. There can be no assurance that future approvals or transfers will be granted. In addition, there can be no assurance that we will be able to maintain and renew the licenses and permits our operating subsidiaries currently hold.

  Proposed regulations under the National Stolen Passenger Motor Vehicle Information System could harm our business.

       In 1992, Congress enacted the Anti Car Theft Act to deter trafficking in stolen vehicles. This law included the establishment of the National Stolen Passenger Motor Vehicle Information System to track and monitor stolen automotive parts. In April 2002, the Department of Justice published for comment proposed regulations to implement this system. The proposed regulations require, among other things, that insurance companies, salvagers, dismantlers, recyclers, and repairers inspect salvage vehicles for the purpose of collecting the vehicle identification number and the part number for any covered major part that possesses the vehicle identification number. The requirement to collect this information would place burdens and costs on us that otherwise would not normally exist, and could discourage our customers from purchasing our products if the proposed regulations are adopted.

  We could be subject to product liability claims.

       If customers of repair shops that purchase our products are injured or suffer property damage, we could be subject to product liability claims. The successful assertion of this type of claim could have an adverse effect on our business or financial condition.

  We may lose business if recent litigation involving the use of aftermarket parts results in insurance companies modifying arrangements affecting the use of recycled OEM or aftermarket products in the repair process.

       In an Illinois lawsuit involving State Farm Mutual Automobile Insurance Company ("Avery v. State Farm"), a jury decided in October 1999 that State Farm breached certain insurance contracts with its policyholders by using non-OEM parts to repair damaged vehicles when use of such parts did not restore the vehicle to its "pre-loss condition." The jury found that State Farm misled its customers by not disclosing the use of non-OEM parts and the alleged inferiority of those parts. The jury assessed damages against State Farm of $456 million, and the judge assessed an additional $730 million of disgorgement and punitive damages for violations of the Illinois Consumer Fraud Act. In April 2001, the Illinois Appellate Court upheld the verdict but reduced the damage award by $130 million because of duplicative damage awards. On August 18, 2005, the Illinois Supreme Court reversed the awards made by the circuit court and found, among other things, that the plaintiffs had failed to establish any breach of contract on the part of State Farm. Prior to the recent decision by the Illinois Supreme Court, some insurance companies had reduced or eliminated their use of aftermarket products as a result of this case. Although our products are primarily recycled OEM parts, we entered the aftermarket products business through an acquisition in February 2004. Because the decision by the Illinois Supreme Court was rendered so recently, we are uncertain how the decision will affect the practices of insurance companies in the future, but our financial results could be affected, perhaps adversely, if insurance companies modified or terminated the arrangements pursuant to which repair shops buy aftermarket or recycled OEM products from us due to a fear of similar claims with respect to such products.

  If the number of vehicles involved in accidents declines, our business could suffer.

       Because our business depends on vehicle accidents for both the supply of recycled OEM products and the demand for repairs using our products, factors which influence the number and/or severity of accidents, including, but not limited to, the number of vehicles on the road, the number of miles driven, the ages of drivers, the use of cellular telephones and other electronic equipment by drivers, the congestion of traffic, the occurrence and severity of certain weather conditions, the use of alcohol and drugs by drivers, and the condition of roadways, impact our business. In this regard, a number of states and municipalities have adopted, or are considering adopting, legislation banning the use of handheld cellular telephones while driving and such restrictions could lead to a decline in accidents. Moreover, rising fuel prices may cause the number of vehicles on the road to decline as motorists seek alternative transportation options and this also could lead to a decline in accidents.

  We may not be able to successfully acquire new operations or integrate future acquisitions, which could cause our business to suffer.

       We may not be able to successfully complete potential strategic acquisitions if we cannot reach agreement on acceptable terms or for other reasons. If we buy a company or a division of a company, we may experience difficulty integrating that company's or division's personnel and operations, which could negatively affect our operating results. In addition:

  •
  the key personnel of the acquired company may decide not to work for us;

  •
  we may experience business disruptions as a result of information technology systems conversions;

  •
  we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, and financial reporting;

  •
  we may be held liable for environmental risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;

  •
  our ongoing business may be disrupted or receive insufficient management attention; and

  •
  we may not be able to realize the cost savings or other financial benefits we anticipated.

       In connection with future acquisitions, we may assume the liabilities of the companies we acquire. These liabilities, including liabilities for environmental-related costs, could materially and adversely affect our business. We may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which could involve the imposition of restrictive covenants or be dilutive to our existing stockholders.

  Our credit facility imposes certain operating and financial restrictions on us and our subsidiaries and requires us to meet certain financial tests.

       Our credit facility contains certain operating and financial restrictions that limit or prohibit us from engaging in certain transactions, including the following:

  •
  incurring or guarantying additional debt;

  •
  paying dividends or other distributions to our stockholders or redeeming, repurchasing, or retiring our capital stock or subordinated obligations;

  •
  making investments and capital expenditures;

  •
  creating liens on our assets;

  •
  selling, transferring, leasing, licensing, or otherwise disposing of assets other than in the ordinary course of business;

  •
  engaging in transactions with stockholders and affiliates;

  •
  engaging in mergers, consolidations, or acquisitions;

  •
  engaging in any material line of business substantially different from, and unrelated to, those lines of business currently carried on by us; and

  •
  making changes to our equity capital structure or amending our certificate of incorporation, bylaws, or any stockholder rights agreement.

       The credit facility also requires that we satisfy certain financial tests. The failure to comply with any of these covenants would cause a default under the credit facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing were available, it may be on terms that are less attractive to us than our existing credit facility or it may not be on terms that are acceptable to us.

  Our future capital needs may require that we seek debt financing or additional equity funding that, if not available, could cause our business to suffer.

       We may need to raise additional funds in the future to, among other things, fund our existing operations, improve or expand our operations, respond to competitive pressures, or make acquisitions. From time to time, we may raise additional funds through public or private financing, strategic alliances, or other arrangements. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If we raise additional funds by issuing equity securities, stockholders may experience dilution of their ownership interests, and the newly issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to further limitations on our operations. If we fail to raise capital when needed, our business will be negatively affected.

  Our annual and quarterly performance may fluctuate.

       Our revenue, cost of goods sold, and operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Future factors that may affect our operating results include, but are not limited to, the following:

  •
  fluctuations in the pricing of new OEM replacement products;

  •
  the availability and cost of inventory;

  •
  variations in vehicle accident rates;

  •
  competition in the vehicle replacement parts industry;

  •
  changes in state or federal laws or regulations affecting our business;

  •
  changes in the types of replacement parts that insurance carriers will accept in the repair process;

  •
  our ability to integrate and manage our acquisitions successfully;

  •
  fluctuations in fuel prices;

  •
  changes in the demand for our products and the supply of our inventory due to severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations, and infrastructure; and

  •
  declines in the values of our assets.

       Due to the foregoing factors, our operating results in future periods can be expected to fluctuate. Accordingly, our results of operations may not be indicative of future performance. These fluctuations in our operating results may cause our results to fall below the expectations of public market analysts and investors, which could cause our stock price to decline.

  If we lose our key management personnel, we may not be able to successfully manage our business or achieve our objectives.

       Our future success depends in large part upon the leadership and performance of our executive management team and key employees at the operating level. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. If we lose the services of any of our key employees at the operating or regional level, we may not be able to replace them with similarly qualified personnel, which could harm our business.

  We rely on information technology in critical areas of our operations and a disruption relating to such technology could harm our business.

       We use information technology systems owned by other companies for management of our facilities and our financial functions. In the event that the providers of these systems terminate their relationships with us, we could suffer disruptions to our operations.

       In addition, we continually monitor these systems to find areas for improvement. In the event that we decided to switch providers or to implement our own systems, we may also suffer disruptions to our business. We may be unsuccessful if we try to develop our own systems, and we may underestimate the costs and expenses of developing and implementing our own systems. Also, our revenue may be hampered during the period of implementing an alternative system, which period could extend longer than we anticipated.

  If we experience problems with our fleet of trucks, our business could be harmed.

       We use a fleet of trucks to deliver the majority of the vehicle products we sell. We are subject to the risks associated with providing trucking services, including inclement weather, disruptions in the transportation infrastructure, availability and price of fuel, liabilities arising from accidents to the extent we are not covered by insurance, and insurance premium increases. In addition, our failure to deliver products in a timely and accurate manner could harm our reputation and brand, which could have a material adverse effect on our business.

  If we determine that our goodwill has become impaired, we may incur significant charges to our pre-tax income.

       Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Goodwill and intangible assets are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions, and adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business. As of June 30, 2005, our total goodwill, subject to future impairment testing, was approximately $118.2 million.

Risks Relating to Our Common Stock

  Our executive officers, directors, and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

       As of August 31, 2005, our executive officers, directors, and their affiliates, in the aggregate, beneficially owned approximately 27% of our common stock. If they were to act together, these stockholders would have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation, and certain significant corporate transactions. These stockholders may take these actions even if they are opposed by our other stockholders. In addition, without the consent of these stockholders, we could be delayed or prevented from entering into transactions that may be viewed as beneficial to us or our other stockholders.

  Future sales of our common stock may depress our stock price.

       We and our stockholders may sell shares of common stock in the future. We may also issue shares of common stock in connection with the exercise of outstanding warrants and options or in connection with future acquisitions. Certain of our existing stockholders are parties to a registration rights agreement that provides such holders with the right to require us to effect the registration of their shares of common stock in specific circumstances. In addition, if we propose to register any of our common stock under the Securities Act of 1933, whether for our own account or otherwise, some existing stockholders may be entitled to include their shares of common stock in that registration. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the price of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the price of our common stock to fall.

  Delaware law and our charter documents may impede or discourage a takeover, which could affect the price of our stock.

       The anti-takeover provisions of our certificate of incorporation and bylaws and Delaware law could, together or separately, impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult. Our incorporation under Delaware law and these provisions could also impede a merger, takeover, or other business combination involving us or discourage a potential acquiror from making a tender offer for our common stock, which, under certain circumstances, could reduce the price of our common stock.

USE OF PROCEEDS

       We estimate that we will receive net proceeds of $                         million from our sale of 2,000,000 shares of common stock, after deducting the underwriting discount and estimated expenses of this offering. See "Underwriting—Commissions and Discounts." If the underwriters' over-allotment option to purchase an additional 412,500 shares from us is exercised in full, we estimate that our net proceeds will be $                         million. The estimated net proceeds described above are based on the last reported sale price of our common stock on                      , 2005. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

       We intend to use the net proceeds from the sale of the common stock by us to repay approximately $         million of borrowings under our credit facility. We intend to use the proceeds from the exercise of             options to purchase our common stock by certain members of management to repay approximately $             million of borrowings under our credit facility. Our credit facility had $53.0 million outstanding and an average effective interest rate of 4.26% as of June 30, 2005, and matures on June 1, 2010.

       We used approximately $37.6 million of borrowings under our credit facility to fund substantially all of the aggregate consideration we paid for the acquisitions we have completed since December 31, 2004.

       Any net proceeds in excess of the amounts required to repay outstanding indebtedness as described above will be used for general corporate purposes, which may include future acquisitions. Our management will have broad discretion to allocate our net proceeds from this offering. Pending such uses, the net proceeds to be received by us from this offering will be invested in investment-grade, short-term, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

       As of August 31, 2005, 21,300,767 shares of our common stock were outstanding, held by approximately 77 shareholders of record. The number of record holders does not necessarily bear any relationship to the number of beneficial owners of our common stock.

       Our common stock trades on the Nasdaq National Market under the symbol "LKQX." The following table sets forth, for each of the periods indicated, the high and low sales prices per share of our common stock on the Nasdaq National Market.

	Price
	High	Low
2003
Fourth Quarter	$18.50	$14.00
2004
First Quarter	$20.43	$16.20
Second Quarter	20.20	16.92
Third Quarter	19.13	16.50
Fourth Quarter	20.92	13.28
2005
First Quarter	$20.18	$16.50
Second Quarter	28.06	18.50
Third Quarter (through , 2005)

       The last reported sale price for our common stock on the Nasdaq National Market on                      , 2005 was $            per share.

DIVIDEND POLICY

       We have not paid or declared any dividends on our common stock since our inception and currently intend to retain earnings to fund our working capital needs and growth opportunities. Any future dividends will be at the discretion of our board of directors after taking into account various factors it deems relevant, including our financial condition and performance, cash needs, income tax consequences, and the restrictions our debt arrangements then impose. Our credit facility currently includes provisions that generally limit our payment of dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

       The following table sets forth our cash and cash equivalents, debt, and total capitalization as of June 30, 2005 on (1) an actual basis, and (2) as adjusted for our sale of 2,000,000 shares of common stock in this offering, assuming that the underwriters' over-allotment option is not exercised (based on the last reported sale of our common stock on                        , 2005), the exercise of             options to purchase our common stock by certain members of management and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and the historical consolidated financial statements and related notes included in this prospectus.

(In thousands, except share data)	As of June 30, 2005
	Actual	As adjusted
Cash and equivalents	$2,315	$

Long-term obligations, including current portion	$56,545	$

Redeemable common stock, $0.01 par value; 50,000 shares issued and outstanding	617

Stockholders' equity:
Common stock, $0.01 par value; 500,000,000 shares authorized; 21,026,802 shares issued and outstanding; 23,026,802 shares issued and outstanding, as adjusted	210
Additional paid-in capital	207,863
Warrants	259
Retained earnings	17,168
Accumulated other comprehensive income	1,060

Total stockholders' equity	226,560

Total capitalization	$283,722	$

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

       The following table sets forth our selected financial data as of and for each of the fiscal years and interim periods indicated and is derived from our historical audited consolidated financial statements for the fiscal years indicated and from our historical unaudited consolidated financial statements for the interim periods indicated. You should review this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 21 of this prospectus and our historical financial statements and related notes included in this prospectus.

(In thousands, except per share data)						Six Months Ended June 30,
	Year Ended December 31,
	2000	2001	2002	2003	2004	2004	2005
Statements of Operations Data:
Revenue	$226,304	$250,462	$287,125	$327,974	$424,756	$204,951	$269,830
Cost of goods sold	119,313	132,520	154,574	174,238	227,140	108,514	142,702

Gross Margin	106,991	117,942	132,551	153,736	197,616	96,437	127,128

Facility and warehouse expenses	32,295	32,674	35,778	38,679	47,815	22,529	28,956
Distribution expenses	21,889	24,621	28,530	35,263	47,927	22,427	29,493
Selling, general, and administrative expenses	40,095	39,638	42,385	48,289	60,095	29,247	36,444
Depreciation and amortization	7,541	7,897	5,014	5,446	6,872	3,222	4,029
Asset impairment loss	556	—	—	—	—	—	—

Total operating expenses	102,376	104,830	111,707	127,677	162,709	77,425	98,922

Operating income	4,615	13,112	20,844	26,059	34,907	19,012	28,206
Other (income) expense
Interest, net	5,005	5,082	2,908	2,023	1,505	790	1,249
Other, net	(149)	(139)	(332)	(117)	(455)	(146)	(240)

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	(241)	8,169	18,268	24,153	33,857	18,368	27,197
Provision for income taxes	637	3,939	7,263	9,577	13,284	7,390	11,169

Income (loss) before cumulative effect of change in accounting principle	(878)	4,230	11,005	14,576	20,573	10,978	16,028
Cumulative effect of change in accounting principle, net of tax(1)	—	—	(49,899)	—	—	—	—

Net income (loss)	$(878)	$4,230	$(38,894)	$14,576	$20,573	$10,978	$16,028

Basic earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.24	$0.62	$0.90	$1.03	$0.55	$0.77
Net income (loss)	$(0.05)	$0.24	$(2.20)	$0.90	$1.03	$0.55	$0.77
Diluted earnings (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.05)	$0.23	$0.57	$0.80	$0.92	$0.49	$0.69
Net income (loss)	$(0.05)	$0.23	$(2.00)	$0.80	$0.92	$0.49	$0.69
Shares used in per share calculation basic(2)	17,601	17,656	17,654	16,268	20,052	19,847	20,744
Shares used in per share calculation diluted(2)	17,601	18,742	19,399	18,258	22,414	22,322	23,161
Other Financial Data:
Net cash provided by (used in) operating activities	$(3,384)	$12,059	$17,740	$20,949	$25,901	$8,629	$20,450
Net cash used in investing activities	(8,308)	(3,516)	(6,746)	(12,222)	(87,823)	(60,222)	(29,641)
Net cash provided by (used in) financing activities	14,928	(11,060)	(11,997)	6,770	47,452	37,474	9,894
Capital expenditures(3)	9,648	3,809	8,402	13,200	93,025	65,357	30,808
Depreciation and amortization	7,541	7,897	5,014	5,446	6,872	3,222	4,029
EBITDA(4)	12,305	21,148	26,190	31,622	42,234	22,380	32,475

(In thousands)	As of December 31,					As of June 30,
	2000	2001	2002	2003	2004	2004	2005
Balance Sheet Data:
Total assets	$233,203	$227,217	$176,747	$203,154	$288,275	$264,061	$321,766
Working capital	54,541	16,861	50,670	74,184	77,878	75,148	85,009
Long-term obligations, including current portion	54,611	43,962	34,205	3,997	50,262	42,363	56,545
Stockholders' equity	155,230	160,105	121,129	174,011	204,071	192,088	226,560

(1)
We recorded a non-cash Goodwill impairment charge of $49,898,800 in 2002.
(2)
We repurchased 2,000,000 shares of our common stock in February 2003 and repurchased an additional 1,557,498 shares of our common stock in May 2003. In addition, we sold 5,000,000 shares of our common stock on October 2, 2003 in connection with our initial public offering. Accordingly, the shares used in the per share calculation for basic and diluted earnings per share in 2003 do not fully reflect the impact of these transactions.
(3)
Includes acquisitions and non-cash property additions.
(4)
EBITDA consists of income (loss) before provision for income taxes and cumulative effect of change in accounting principle plus depreciation and amortization, interest expense, and stockholder loan guarantee fee, less interest income. We have presented EBITDA information solely as a supplemental disclosure because we believe it provides a helpful analysis of our operating results. EBITDA is the basis for various covenant and availability calculations pertaining to our credit facility. EBITDA should not be construed as an alternative to operating income, net income (loss), or net cash provided by (used in) operating activities, as determined in accordance with accounting principles generally accepted in the U.S. In addition, not all companies that report EBITDA information calculate EBITDA in the same manner as we do and, accordingly, our calculation is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

       The following table reconciles EBITDA to net income (loss):

(In thousands)						Six Months Ended June 30,
	Year Ended December 31,
	2000	2001	2002	2003	2004	2004	2005
Net income (loss)	$(878)	$4,230	$(38,894)	$14,576	$20,573	$10,978	$16,028
Cumulative effect of change in accounting principle, net of tax	—	—	49,899	—	—	—	—
Depreciation and amortization	7,541	7,897	5,014	5,446	6,872	3,222	4,029
Interest, net	5,005	5,082	2,908	2,023	1,505	790	1,249
Provision for income taxes	637	3,939	7,263	9,577	13,284	7,390	11,169

Earnings before interest, taxes, depreciation, and amortization (EBITDA)	$12,305	$21,148	$26,190	$31,622	$42,234	$22,380	$32,475

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

       The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors." See also "Special Note Regarding Forward-Looking Statements."

Overview

       We provide replacement systems, components, and parts needed to repair light vehicles (cars and light trucks). Buyers of light vehicle replacement products have the option to purchase from primarily three sources: new products produced by original equipment manufacturers ("OEMs"), which are commonly known as OEM products; new products produced by companies other than the OEMs, which are sometimes referred to generically as "aftermarket" products; and recycled products originally produced by OEMs, which we refer to as recycled OEM products. We participate in the market for recycled OEM products as well as the market for collision repair aftermarket products. We obtain aftermarket products and salvage vehicles from a variety of sources, and we dismantle the salvage vehicles to obtain a comprehensive range of vehicle products that we distribute into the light vehicle repair market. We are not involved in the manufacture of automotive products and do not maintain any manufacturing or remanufacturing operations.

       Our revenue, cost of goods sold, and operating results have fluctuated on a quarterly and annual basis in the past and can be expected to continue to fluctuate in the future as a result of a number of factors, some of which are beyond our control. Factors that may affect our operating results include, but are not limited to:

  •
  fluctuations in the pricing of new OEM replacement products;

  •
  the availability and cost of inventory;

  •
  variations in vehicle accident rates;

  •
  competition in the vehicle replacement parts industry;

  •
  changes in state or federal laws or regulations affecting our business;

  •
  changes in the types of replacement parts that insurance carriers will accept in the repair process;

  •
  our ability to integrate and manage our acquisitions successfully;

  •
  fluctuations in fuel prices;

  •
  changes in the demand for our products and the supply of our inventory due to severity of weather and seasonality of weather patterns;

  •
  the amount and timing of operating costs and capital expenditures relating to the maintenance and expansion of our business, operations, and infrastructure; and

  •
  declines in the value of our assets.

       Due to the foregoing factors, our operating results in future periods can be expected to fluctuate. Accordingly, our historical results of operations may not be indicative of future performance.

Sources of Revenue

       Since 2002, our revenue from the sale of light vehicle replacement products and related services has ranged between 90% and 93% of our total revenue. We sell the majority of our light vehicle replacement products to collision repair shops and mechanical repair shops. Our light vehicle replacement products include, for example, engines, transmissions, front-ends, doors, trunk lids, bumpers, hoods, fenders, grilles, valances, headlights, and taillights. We sell extended warranty contracts for certain mechanical products. These contracts cover the cost of parts and labor and are sold for periods of six months, one year, or two years. We defer the revenue from such contracts and recognize it ratably over the term of the contracts. The demand for our products and services is influenced by several factors, including the number of vehicles in operation, the number of miles being driven, the frequency and severity of vehicle accidents, availability and pricing of new parts, seasonal weather patterns, and local weather conditions. Additionally, automobile insurers exert significant influence over collision repair shops as to how an insured vehicle is repaired and the cost level of the products used in the repair process. Accordingly, we consider automobile insurers to be key demand drivers of our products. We provide insurance companies services that include the review of vehicle repair order estimates, as well as direct quotation services to their adjusters. There is no standard price for recycled OEM products, but rather a pricing structure that varies from day-to-day based upon such factors as product availability, quality, demand, new OEM replacement product prices, the age of the vehicle being repaired, and competitor pricing. The pricing for aftermarket products is determined based on a number of factors, including availability, quality, demand, new OEM replacement product prices, and competitor pricing.

       Since 2002, approximately 7% to 10% of our revenue has been obtained from other sources. These include bulk sales to mechanical remanufacturers, scrap sales, and sales of damaged vehicles that we sell to vehicle repairers.

       When we obtain mechanical products from dismantled vehicles and determine they are damaged, or when we have a surplus of a certain mechanical product type, we sell them in bulk to mechanical remanufacturers. The majority of these products are sorted by product type and model type. Examples of such products are engine blocks and heads, transmissions, starters, alternators, and air conditioner compressors. After we have recovered all the products we intend to resell, the remaining materials are crushed and sold to scrap processors.

Cost of Goods Sold

       Our cost of goods sold for recycled OEM products includes the price we pay for the salvage vehicle and, where applicable, auction, storage, and towing fees. Our cost of goods sold also includes labor and other costs we incur to acquire and dismantle such vehicles. Since 2002, our labor and labor-related costs related to acquisition and dismantling have accounted for approximately 10% of our cost of goods sold for vehicles we dismantle. The acquisition and dismantling of salvage vehicles is a manual process and, as a result, energy costs are not material.

       Our cost of goods sold for aftermarket products includes the price we pay for the parts, freight, and other inventoried costs such as labor and other costs to acquire, including import fees and duties, where applicable. Our aftermarket products are acquired from a number of vendors located primarily overseas, with the majority of our overseas vendors located in Taiwan.

       In the event we do not have a recycled OEM product or suitable aftermarket product in our inventory, we attempt to purchase the part from a competitor. We refer to these parts as brokered products. Since 2002, the revenue from brokered products that we sell to our customers has ranged from 7% to 10% of our total revenue. The gross margin on brokered product sales as a percentage of revenue is generally less than half of what we achieve from sales of our own inventory because we must pay higher prices for these products.

       Some of our mechanical products are sold with a standard six-month warranty against defects. We record the estimated warranty costs at the time of sale using historical warranty claim information to project future warranty claims activity and related expenses. Our warranty expense is approximately 1% of our total cost of goods sold. Our warranty activity during 2003, 2004, and the first six months of 2005 was as follows:

Balance as of January 1, 2003	$156,000
Warranty expense	1,682,000
Warranty claims	(1,603,000)

Balance as of December 31, 2003	235,000
Warrant expense	2,011,000
Warranty claims	(1,966,000)

Balance as of December 31, 2004	280,000
Warranty expense	1,313,090
Warranty claims	(1,264,090)

Balance as of June 30, 2005	$329,000

       We also sell separately priced extended warranty contracts for certain mechanical products. The expense related to extended warranty claims is recognized when the claim is made.

Expenses

       Our facility and warehouse expenses primarily include our costs to operate our processing, redistribution, self-service, and warehouse facilities. These costs include labor for both plant management and facility and warehouse personnel, facility rent, property and liability insurance, utilities, and other occupancy costs.

       Our distribution expenses primarily include our costs to deliver our products to our customers. Included in our distribution expense category are labor costs for drivers, local delivery and transfer truck rentals and subcontractor costs, vehicle repairs and maintenance, insurance, and fuel.

       Our selling and marketing expenses primarily include our advertising, promotion, and marketing costs; salary and commission expenses for sales personnel; sales training; telephone and other communication expenses; and bad debt expense. Since 2002, personnel costs have accounted for approximately 80% of our selling and marketing expenses. Most of our recycled OEM product sales personnel are paid on a commission basis. The number and quality of our sales force is critical to our ability to respond to our customers' needs and increase our sales volume. We are continually evaluating our sales force, developing and implementing training programs, and utilizing appropriate measurements to assess our selling effectiveness.

       Our general and administrative expenses include primarily the costs of our corporate and regional offices that provide corporate and field management, treasury, accounting, legal, payroll, business development, human resources, and information systems functions.

Seasonality

       Our operating results are subject to quarterly variations based on a variety of factors, influenced primarily by seasonal changes in weather patterns. During the winter months we tend to have higher demand for our products because there are more weather related accidents. In addition, the cost of salvage vehicles tends to be lower as more weather related accidents occur generating a larger supply of total loss vehicles.

Critical Accounting Policies and Estimates

       The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates, assumptions, and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, assumptions, and judgments, including those related to revenue recognition, warranty costs, inventory valuation, allowance for doubtful accounts, goodwill impairments, self-insurance programs, contingencies, asset impairments, and taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities and our recognition of revenue. Actual results may differ from these estimates.

  Revenue Recognition

       We recognize and report revenue from the sale of light vehicle replacement products when they are shipped and title has transferred, subject to a reserve for returns, discounts, and allowances that management estimates based upon historical information. A replacement product would ordinarily be returned within a few days of shipment. Our customers may earn discounts based upon sales volumes or sales volumes coupled with prompt payment. Allowances are normally given within a few days following product shipment.

       We also sell separately priced extended warranty contracts for certain mechanical products. Revenue from these contracts is deferred and recognized ratably over the term of the contracts.

  Warranty Reserves

       We issue a standard six-month warranty against defects on some of our mechanical products. We record an accrual for standard warranty claims at the time of sale using historical warranty claim information to project future warranty claims activity and related expenses. We analyze historical warranty claim activity by referencing the claims made and aging them from the original product sale date. We use this information to project future warranty claims on actual products sold that are still under warranty at the end of an accounting period. A 10% increase in our historical 2004 annual warranty claims would result in an additional annual expense of approximately $0.2 million.

  Inventory Accounting

        Salvage Inventory.    Salvage inventory is recorded at the lower of cost or market. Our salvage inventory cost is established based upon the price we pay for a vehicle, and includes buying; dismantling; and, where applicable, auction, storage, and towing fees. Inventory carrying value is determined using the average cost to sales percentage at each of our facilities and applying that percentage to the facility's inventory at expected selling prices. The average cost to sales percentage is derived from each facility's historical vehicle profitability for salvage vehicles purchased at auction or from contracted rates for salvage vehicles acquired under direct procurement arrangements.

        Aftermarket Inventory.    Aftermarket inventory is recorded at the lower of cost or market. Our aftermarket inventory cost is based on the average price we pay for parts, and includes expenses incurred for freight and buying, where applicable. For items purchased from foreign sources, import fees and duties and transportation insurance are also included.

       For all inventory, our carrying value is reduced regularly to reflect the age and current anticipated demand for our products. If actual demand differs from our estimates, additional reductions to our inventory carrying value would be necessary in the period such determination is made.

  Allowance for Doubtful Accounts

       We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, and our historical experience. Our allowance for doubtful accounts at June 30, 2005 was approximately $1.7 million, which represents 5.1% of gross receivables. If actual defaults are higher than our historical experience, our allowance for doubtful accounts may be insufficient to cover the uncollectible receivables, which would have an adverse impact on our operating results in the period of occurrence. A 10% change in the 2004 annual write-off rate would result in a change in the estimated allowance for doubtful accounts of approximately $0.1 million. Our exposure to uncollectible accounts receivable is limited because we have a large number of small customers that are generally geographically dispersed. We control credit risk through credit approvals, credit limits, and monitoring policies. We also have certain customers that pay for products at the time of delivery.

  Goodwill Impairment

       We record goodwill as a result of our acquisitions. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which we refer to as SFAS 142, requires us to analyze our goodwill for impairment at least annually. The determination of the value of goodwill requires us to make estimates and assumptions that affect our consolidated financial statements. In assessing the recoverability of our goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. We perform goodwill impairment tests on an annual basis and between annual tests whenever events may indicate that an impairment exists. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill.

       We utilize outside professionals in the valuation industry to validate our assumptions and overall methodology used to determine the fair value estimates used in our goodwill impairment testing. As of June 30, 2005, we had $118.2 million in goodwill subject to future impairment tests. If we were required to recognize goodwill impairments in future periods, we would report those impairment losses as part of our operating results. We determined that no adjustments were necessary when we performed our annual impairment testing in the fourth quarter of 2004. A 10% decrease in the fair value estimates used in the fourth quarter of 2004 impairment test would not have changed this determination.

  Impairment of Long-Lived Assets

       We review long-lived assets for possible impairment whenever events or circumstances indicate that the carrying value of such assets may not be recoverable. If our review indicates that the carrying value of long-lived assets is not recoverable, we reduce the carrying amount of the assets to fair value. We have had no adjustments to the carrying value of long-lived assets in 2003, 2004, or the six month period ended June 30, 2005.

  Self-Insurance Programs

       We self-insure a portion of employee medical benefits under the terms of our employee health insurance program. We also self-insure a portion of automobile, general liability, and workers' compensation claims. We have purchased stop-loss insurance coverage that limits our exposure to both individual claims as well as our overall claims. The cost of the stop-loss insurance is expensed over the contract periods.

       We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability, and workers' compensation claims based upon the expected amount of all such claims. If actual claims are higher than what we anticipated, our accrual might be insufficient to cover our claims costs, which would have an adverse impact on our operating results in that period. If we were to incur claims up to our aggregate stop-loss insurance coverage during the open policy years, we would have an additional expense of approximately $6.8 million.

  Contingencies

       We are subject to the possibility of various loss contingencies arising in the ordinary course of business resulting from litigation, claims and other commitments, and from a variety of environmental and pollution control laws and regulations. We consider the likelihood of loss or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We determine the amount of reserves, if any, with the assistance of our outside legal counsel. We regularly evaluate current information available to us to determine whether the accruals should be adjusted. If the amount of an actual loss were greater than the amount we have accrued, the excess loss would have an adverse impact on our operating results in the period that the loss occurred. If the loss contingency is subsequently determined to no longer be probable, the amount of loss contingency previously accrued would be included in our operating results in the period such determination was made.

  Accounting for Income Taxes

       All income tax amounts reflect the use of the liability method. Under this method, deferred tax assets and liabilities are determined based upon the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. We operate in multiple tax jurisdictions with different tax rates and we determine the allocation of income to each of these jurisdictions based upon various estimates and assumptions. In the normal course of business we will undergo tax audits by various tax jurisdictions. Such audits often require an extended period of time to complete and may result in income tax adjustments if changes to the allocation are required between jurisdictions with different tax rates. Although we have recorded all probable income tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" and SFAS No. 109, "Accounting for Income Taxes," these accruals represent estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include contingencies.

       We record a provision for taxes based upon our expected annual effective income tax rate. We record a valuation allowance to reduce our deferred tax assets to the amount that we expect is more likely than not to be realized. We consider historical taxable income, expectations, and risks associated with our estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. We had a valuation allowance of $0.2 million, $0.5 million, and $0.7 million at December 31, 2003 and 2004 and as of June 30, 2005, respectively, against our deferred tax assets. Should we determine that it is more likely than not that we would be able to realize all of our deferred tax assets in the future, an adjustment to the net deferred tax asset would increase income in the period such determination was made. Conversely, should we determine that it is more likely than not that we would not be able to realize all of our deferred tax assets in the future, an adjustment to the net deferred tax assets would decrease income in the period such determination was made.

Recently Issued Accounting Pronouncements

       In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) must be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect SFAS 151 to have a material impact on our consolidated financial position, results of operations, or cash flows.

       In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), a revision of SFAS 123. SFAS 123R requires the adoption of a fair-value method of accounting for stock-based employee compensation. SFAS 123R was to be effective as of the beginning of the first interim fiscal period that began after June 15, 2005. In applying the fair value concepts of SFAS 123R, we will be required to choose among alternative valuation models and other assumptions. Although we had not completed our assessment of the impact SFAS 123R, we had initially estimated that it would negatively impact our results for 2005 by approximately $0.5 million or $0.02 per diluted share.

       On April 14, 2005, the Securities and Exchange Commission announced a deferral of the effective date of SFAS 123R for calendar year companies until the beginning of 2006. As a result, our 2005 results of operations will not be impacted by the implementation of SFAS 123R. We are currently assessing the impact that SFAS 123R may have on our future results of operations. We do not expect that the adoption of this standard will have a material impact on our consolidated financial position or cash flows.

       In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires "retrospective application" of the direct effect of a voluntary change in accounting principle to prior periods' financial statements where it is practicable to do so. SFAS 154 also redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 unless adopted early. We do not expect the adoption of SFAS 154 to have a material impact on our consolidated financial position, results of operations, or cash flows, except to the extent that the statement subsequently requires retrospective application of a future item.

Acquisitions

       In January 2005, we completed an acquisition of an aftermarket products business with two locations, near Philadelphia and Washington, D.C., for approximately $16.0 million in cash. This acquisition enables us to expand our presence in these areas of the country.

       In April 2005, we completed two acquisitions of recycled OEM products businesses for an aggregate of approximately $8.0 million in cash and $0.3 million in notes issued. These acquisitions enable us to serve new markets.

       In August 2005, we completed two acquisitions for an aggregate consideration of approximately $13.7 million. These two companies, one headquartered in Arkansas and one headquartered in Pennsylvania, are in the aftermarket products business. These acquisitions enable us to serve new markets and provide a broader offering of products to our customers.

Segment Reporting

       Over 99% of our operations are conducted in the U.S. During 2004, we acquired a recycled OEM products business with locations in Guatemala and Costa Rica. Revenue generated and properties located outside of the U.S. are not material. We manage our operations geographically. Our light vehicle replacement products operations are organized into seven operating segments, six for recycled OEM products and one for aftermarket products. These segments are aggregated into one reportable segment because they possess similar economic characteristics and have common products and services, customers, and methods of distribution. Our light vehicle replacement products operations account for over 90% of our revenue, earnings, and assets.

Results of Operations

       The following table sets forth statement of operations data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Statement of Operations Data:
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	53.8%	53.1%	53.5%	52.9%	52.9%

Gross margin	46.2%	46.9%	46.5%	47.1%	47.1%
Facility and warehouse expenses	12.5%	11.8%	11.3%	11.0%	10.7%
Distribution expenses	9.9%	10.8%	11.3%	10.9%	10.9%
Selling, general, and administrative expenses	14.8%	14.7%	14.1%	14.3%	13.5%
Depreciation and amortization	1.7%	1.7%	1.6%	1.6%	1.5%

Operating income	7.3%	7.9%	8.2%	9.3%	10.5%
Other expense, net	0.9%	0.6%	0.2%	0.3%	0.4%

Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	6.4%	7.4%	8.0%	9.0%	10.1%
Cumulative effect of change in accounting principle	(17.4)%	—	—	—	—
Net income	(13.5)%	4.4%	4.8%	5.4%	5.9%

  Six months ended June 30, 2005 compared to six months ended June 30, 2004

        Revenue.    Our revenue increased 31.7% to $269.8 million for the six month period ended June 30, 2005 from $205.0 million for the comparable period of 2004. The increase in revenue is primarily due to the higher volume of products sold and business acquisitions. Organic revenue growth was approximately 13% in the six month period ended June 30, 2005 over the comparable period of 2004. We have continued to expand our services to the insured repair industry and added local delivery routes and transfer routes that helped us to increase our market penetration. Our ability to combine recycled OEM and aftermarket products offerings to our customers is further contributing to increased sales volume. We also completed three business acquisitions in the six month period ended June 30, 2005. Business acquisitions accounted for approximately $38.4 million of incremental revenue in the six month period ended June 30, 2005.

        Cost of Goods Sold.    Our cost of goods sold increased 31.5% to $142.7 million for the six month period ended June 30, 2005, from $108.5 million for the comparable period of 2004. The increase in cost of goods sold was primarily due to increased volume of products sold. As a percentage of revenue, cost of goods sold was 52.9% for 2005 and 2004.

        Gross Margin.    Our gross margin increased 31.8% to $127.1 million for the six month period ended June 30, 2005 from $96.4 million for the comparable period of 2004. Our gross margin increased primarily due to increased volume. As a percentage of revenue, gross margin was 47.1% for 2005 and 2004.

        Facility and Warehouse Expenses.    Facility and warehouse expenses increased 28.5% to $29.0 million for the six month period ended June 30, 2005 from $22.5 million for the comparable period of 2004. Our acquisitions in the six month period ended June 30, 2005 accounted for $4.6 million of the increase in facility and warehouse expenses. Our remaining facility and warehouse expenses increased primarily due to $1.4 million of higher wages and benefits resulting from increased headcount and incentive compensation for field personnel coupled with $0.4 million of higher repairs and maintenance, supplies expense, and real estate taxes. This was partially offset by $0.2 million lower rent expense due to our exercise of purchase options on certain production facilities in 2004 and a gain of $0.2 million on the sale of property and equipment. As a percentage of revenue, facility and warehouse expenses decreased from 11.0% to 10.7%.

        Distribution Expenses.    Distribution expenses increased 31.5% to $29.5 million for the six month period ended June 30, 2005 from $22.4 million for the comparable period of 2004. As a percentage of revenue, distribution expenses remained constant at 10.9%. Our acquisitions in the six month period ended June 30, 2005 accounted for $3.6 million of the increase in distribution expenses. Our remaining distribution expenses increased as we have increased the number of local delivery trucks by approximately 6.8%. We operated 8.5% more daily transfer routes between our facilities and increased contracted salvage transfer services by 28.0% due to the increase in parts volume. Our fuel costs increased by 35.4% due primarily to price increases. In addition, higher wages from an increase in the number of employees and increased truck rentals and repairs accounted for the remaining growth in distribution expenses, partially offset by an improvement in freight costs.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased 24.6% to $36.4 million for the six month period ended June 30, 2005 from $29.2 million for the comparable period of 2004. Our acquisitions in the six month period ended June 30, 2005 accounted for $4.2 million of the increase in selling, general, and administrative expenses. The majority of the remaining expense increase was due to labor and labor-related expenses, including $0.4 million of higher incentive compensation and $0.3 million related to insurance and legal claims experience. Our selling expenses tend to rise as revenue increases due to the sales commissions of our recycled OEM products inside sales force. As a percentage of revenue, our selling, general, and administrative expenses decreased from 14.3% to 13.5%.

        Depreciation and Amortization.    Depreciation and amortization increased 25.0% to $4.0 million for the six month period ended June 30, 2005 from $3.2 million for the comparable period of 2004. Our acquisitions in the six month period ended June 30, 2005 accounted for $0.5 million of the increase in depreciation and amortization expense. Increased levels of property and equipment accounted for the remaining increase in depreciation and amortization expense in 2005 compared to 2004. As a percentage of revenue, depreciation and amortization decreased from 1.6% to 1.5%.

        Operating Income.    Operating income increased 48.4%, to $28.2 million for the six month period ended June 30, 2005 from $19 million for the comparable period of 2004. As a percentage of revenue, operating income increased from 9.3% to 10.5%.

        Other (Income) Expense.    Net other expense increased 56.7% to $1.0 million for the six month period ended June 30, 2005 from $0.6 million for the comparable period of 2004. As a percentage of revenue, net other expense increased from 0.3% to 0.4%. Net interest expense increased 57.9% to $1.2 million for the six month period ended June 30, 2005 from $0.8 million for the comparable period of 2004. Our average bank borrowings increased approximately $35.1 million during the six month period ended June 30, 2005 as compared to the comparable period of 2004, due primarily to acquisitions. In addition, our average effective interest rate on our bank debt also increased in 2005.

        Provision for Income Taxes.    The provision for income taxes increased 51.1% to $11.2 million for the six month period ended June 30, 2005 from $7.4 million in the comparable period of 2004, due primarily to improved operating results. Our effective tax rate was 41.1% in 2005 and 40.2% in 2004. The increase in the effective tax rate was due primarily to two reasons. First, the provision included state tax adjustments recorded in the second quarter of 2005; and second, changes in the distribution of our taxable income among different states from previous estimates for state income tax purposes. Our effective tax rate for the remaining half of 2005 is expected to be 40.6%.

  Year ended December 31, 2004 compared to year ended December 31, 2003

        Revenue.    Our revenue increased 29.5%, from $328.0 million in 2003 to $424.8 million in 2004. The increase in revenue was primarily due to the higher volume of products we sold and business acquisitions. Organic revenue growth was approximately 11.0% in 2004. We continued to expand our services to the insured repair industry and added local delivery routes and transfer routes that helped us to increase our market penetration. Business acquisitions completed in 2004 accounted for approximately $60.3 million of incremental revenue for the year.

        Cost of Goods Sold.    Our cost of goods sold increased 30.4%, from $174.2 million in 2003 to $227.1 million in 2004. As a percentage of revenue, cost of goods sold increased from 53.1% to 53.5%. The increase in cost of goods sold was primarily due to increased volume of products sold. The increase in cost of goods sold percentage was due primarily to a change in inventory mix to higher end salvage during the third quarter and lower recovery on our shipping and handling costs.

        Gross Margin.    Our gross margin increased 28.5%, from $153.7 million in 2003 to $197.6 million in 2004. Our gross margin increased primarily due to increased volume. As a percentage of revenue, gross margin decreased from 46.9% to 46.5%. Our gross margin as a percentage of revenue decreased due primarily to the factors noted above in Cost of Goods Sold. We shifted our buying in the fourth quarter to a lower average cost vehicle than we were purchasing earlier in the year and refocused our sales force to recoup more of our shipping and handling costs through higher billings for these items. As a result, we saw our gross margin improve in the fourth quarter compared to our third quarter.

        Facility and Warehouse Expenses.    Facility and warehouse expenses increased 23.6%, from $38.7 million in 2003 to $47.8 million in 2004. Our 2004 acquisitions accounted for $8.4 million of the increase in facility and warehouse expenses. Our remaining facility and warehouse expenses increased primarily from higher wages due to increased headcount and higher repairs and maintenance expenses. This increase was partially offset by lower incentive compensation expense for field personnel and lower rent expense due to our exercise of purchase options on certain production facilities that we previously leased. As a percentage of revenue, facility and warehouse expenses decreased from 11.8% to 11.3%.

        Distribution Expenses.    Distribution expenses increased 35.9%, from $35.3 million in 2003 to $47.9 million in 2004. As a percentage of revenue our distribution expenses increased from 10.8% to 11.3%. Our 2004 acquisitions accounted for $7.5 million of the increase in distribution expenses. Our remaining distribution expenses increased as we increased the number of local delivery trucks by approximately 5.4%. We also operated 11.6% more daily transfer routes between our facilities due to the increase in parts volume. For the year ended December 31, 2004 we increased the amount of product we moved between our facilities by approximately 30%, the majority of which was on our own transfer trucks. In addition, higher wages primarily from an increase in the number of employees, increased fuel costs, truck rentals and repairs, delivery supplies, contracted salvage transfer services, and freight costs accounted for the remaining growth in distribution expenses. We renegotiated our freight rates with substantially all of our common carriers in the fourth quarter of 2004, and we directed our sales force to recoup more of our shipping and handling costs.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased 24.4%, from $48.3 million in 2003 to $60.1 million in 2004. Our 2004 acquisitions accounted for $6.4 million of the increase in selling, general, and administrative expenses. The majority of the remaining expense increase was due to labor and labor-related expenses and costs associated with being a public company, partially offset by $0.3 million in lower incentive compensation, lower bad debt expenses of $0.4 million, and by improved insurance and legal claims experience of $0.9 million. Our selling expenses tend to rise as revenue increases due to our recycled OEM product commissioned inside sales force. We incurred approximately $2.8 million in costs related to being a public company compared to $0.6 million in 2003. These costs primarily included higher premiums for directors' and officers' liability insurance, higher directors' compensation expense, and higher accounting and legal fees. As a percentage of revenue our selling, general, and administrative expenses decreased from 14.7% to 14.1%.

        Depreciation and Amortization.    Depreciation and amortization increased 26.2%, from $5.4 million in 2003 to $6.9 million in 2004. Our 2004 acquisitions accounted for $1.2 million of the increase in depreciation and amortization. As a percentage of revenue our depreciation and amortization decreased from 1.7% to 1.6%.

        Operating Income.    Operating income increased 34.0%, from $26.1 million in 2003 to $35.0 million in 2004. As a percentage of revenue, operating income increased from 7.9% to 8.2%.

        Other (Income) Expense.    Net other expense decreased 44.9%, from $1.9 million in 2003 to $1.1 million in 2004. As a percentage of revenue, net other expense decreased from 0.6% to 0.2%. Included in other income are approximately $0.4 million of proceeds from a corporate owned life insurance policy. We use corporate owned life insurance policies to fund our obligations under our nonqualified deferred compensation plan. Net interest expense decreased 25.6% to $1.5 million in 2004 from $2.0 million in 2003. In 2004, interest expense was related primarily to debt incurred to fund acquisitions. Included in interest expense in 2004 was $0.3 million in debt issuance costs that were written off. These costs were attributable to our previous secured bank credit facility that was terminated in February 2004. See "Liquidity and Capital Resources" below for further discussion of changes in our bank credit facilities. The decrease in net interest expense was due to both lower average debt levels and interest rates in 2004.

        Provision for Income Taxes.    The provision for income taxes increased 38.7%, from $9.6 million in 2003 to $13.3 million in 2004 due primarily to improved operating results. Our effective tax rate was 39.2% in 2004 and 39.7% in 2003. The decrease in our effective income tax rate in 2004 was due primarily to the receipt of nontaxable life insurance proceeds of $0.4 million in the fourth quarter.

  Year ended December 31, 2003 compared to year ended December 31, 2002

        Revenue.    Our revenue increased 14.2%, from $287.1 million in 2002 to $328.0 million in 2003. The increase in revenue was primarily due to the higher volume of products sold. We continued to expand our services to the insured repair industry and added local delivery routes and transfer routes that helped us to increase our market penetration. We increased the number of customers we served by approximately 5.8%. We also completed three business acquisitions during the first quarter of 2003. Business acquisitions completed in 2003 accounted for approximately $5.3 million of incremental revenue for the year.

        Cost of Goods Sold.    Our cost of goods sold increased 12.7%, from $154.6 million in 2002 to $174.2 million in 2003. The increase in cost of goods sold was primarily due to increased volume of products sold. As a percentage of revenue, cost of goods sold decreased from 53.8% to 53.1%.

        Gross Margin.    Our gross margin increased 16.0%, from $132.6 million in 2002 to $153.7 million in 2003. As a percentage of revenue, gross margin increased from 46.2% to 46.9%. Our gross margin increased primarily due to increased volume. The increase in gross margin percentage was due primarily to higher revenue growth in certain markets that historically had higher gross margins as a percentage of revenue and our improving costs of salvage in certain regional operations.

        Facility and Warehouse Expenses.    Facility and warehouse expenses increased 8.1%, from $35.8 million in 2002 to $38.7 million in 2003. The increase in facility and warehouse expenses was due primarily to higher wages from an increase in the number of employees, and higher costs of employee insurance, repairs and maintenance, and property insurance. We had several large employee medical claims in 2003 that increased our self-insured costs. Repairs and maintenance increased as our volumes increased. Property insurance rates were considerably higher in 2003. As a percentage of revenue, facility and warehouse expenses decreased from 12.5% to 11.8%.

        Distribution Expenses.    Distribution expenses increased 23.6%, from $28.5 million in 2002 to $35.3 million in 2003. As a percentage of revenue, distribution expenses increased from 9.9% to 10.8%. We increased the number of transfer routes by approximately 18% and local delivery trucks by approximately 14.0% in 2003. In addition, higher wages from an increase in the number of employees, increased fuel, freight and vehicle insurance costs, and higher employee medical claims accounted for a portion of the growth in distribution expenses.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased 13.9%, from $42.4 million in 2002 to $48.3 million in 2003. The majority of the increase was due to labor and labor-related expenses. Our selling expenses tend to rise as revenue increases due to our recycled OEM product commissioned inside sales force. In addition, costs in 2003 that were higher than in 2002 were due primarily to higher levels of salaried outside sales staff, increased advertising and promotion activities, and additional other incentive compensation expense. Finally, we incurred approximately $0.6 million in higher premiums for directors' and officers' liability insurance and higher accounting fees and other costs in connection with becoming a public company in the fourth quarter of 2003. As a percentage of revenue, selling, general, and administrative expenses decreased from 14.8% to 14.7%.

        Depreciation and Amortization.    Depreciation and amortization increased 8.6%, from $5.0 million in 2002 to $5.4 million in 2003. As a percentage of revenue, depreciation and amortization remained constant at 1.7%. Increased levels of property and equipment accounted for the higher depreciation and amortization expense in 2003 compared to 2002.

        Operating Income.    Operating income increased 25.0%, from $20.8 million in 2002 to $26.0 million in 2003. As a percentage of revenue, operating income increased from 7.3% to 7.9%.

        Other (Income) Expense.    Net other expense decreased 26.0%, from $2.6 million in 2002 to $1.9 million in 2003. As a percentage of revenue, net other expense decreased from 0.9% to 0.6%. Net interest expense decreased 30.4%, from $2.9 million in 2002 to $2.0 million in 2003. The decrease was the result of both lower debts levels and interest rates in 2003, as well as higher debt issuance costs in 2002 from our previous credit facility that expired in June 2002. We paid down our bank debt with the proceeds from our initial public offering in the fourth quarter of 2003. Other income decreased $0.2 million due primarily to the favorable settlement of a claim in 2002 relating to an acquisition that was completed in 1998.

        Provision for Income Taxes.    The provision for income taxes increased 31.9%, from $7.3 million in 2002 to $9.6 million in 2003 due to improved operating results. Our effective income tax rate was 39.7% for 2003 and 39.8% for 2002.

Quarterly Results of Operations

       The following table sets forth unaudited statement of operations data for our most recent 14 quarters. You should read the following table in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. We have prepared this unaudited information on a basis consistent with the audited consolidated financial statements contained in this prospectus. The results of operations of any quarter are not necessarily indicative of the results that may be expected for any future period.

(In thousands)	Three Months Ended
	March 31	June 30	September 30	December 31
Revenue
2002	$71,314	$72,787	$71,860	$71,164
2003	79,256	81,017	83,472	84,228
2004	100,073	104,878	106,045	113,760
2005	133,807	136,023	—	—
Gross Margin
2002	32,958	33,700	33,145	32,748
2003	37,453	38,345	39,041	38,897
2004	46,996	49,441	48,683	52,496
2005	62,636	64,492	—	—
Operating Income
2002	6,230	5,945	4,682	3,987
2003	7,020	7,344	6,562	5,134
2004	9,862	9,150	7,975	7,920
2005	14,396	13,810	—	—

       Our operating results are subject to quarterly variations based on a variety of factors, influenced primarily by seasonal changes in weather patterns. During the winter months, we tend to have higher demand for our products because there are more weather related accidents. In addition, the cost of salvage vehicles tends to be lower as more weather related accidents occur generating a larger supply of total loss vehicles.

Liquidity and Capital Resources

       Our primary sources of ongoing liquidity are cash flow from our operations and our credit facility. At June 30, 2005, we had cash and equivalents amounting to $2.3 million, and we had $53.0 million outstanding under our $135 million unsecured bank credit facility. Our credit facility was utilized to finance our January 2005 acquisition of an aftermarket products business for approximately $16.0 million. At the time of this acquisition we increased the total capacity of our credit facility to $100 million from $75 million. On June 1, 2005 we further amended our credit facility, increasing the total capacity to $135 million, extending the term to June 1, 2010 and modifying certain other provisions. Based on our current plans, we expect to generate positive cash flow from operating activities for 2005 and believe that cash flow from operating activities, availability under our credit facility, and the proceeds from this offering will be adequate to fund our short term liquidity needs. In August 2005 we used approximately $13.6 million of borrowings under our credit facility to fund the purchase price of two acquisitions.

       Our liquidity needs are primarily to fund working capital requirements and expand our facilities and network. The procurement of inventory is the largest operating use of our funds. We normally pay for salvage vehicles acquired at salvage auctions and under some direct procurement arrangements at the time that we take possession of the vehicles. We acquired approximately 74,000, 75,000, and 85,000 wholesale salvage vehicles in 2002, 2003, and 2004, respectively, and 43,400 and 48,900 in the six month periods ended June 30, 2004 and 2005, respectively. In addition, we acquired approximately 27,700 salvage vehicles for our self-service retail operations during 2004, and 10,400 and 25,100 in the six month periods ended June 30, 2004 and 2005, respectively. Furthermore, our purchases of aftermarket parts totaled approximately $23.4 million in 2004, and $9.1 million and $21.2 million in the six month periods ended June 30, 2004 and 2005, respectively.

       We intend to continue to evaluate markets for potential growth through the internal development of redistribution centers, processing facilities, and aftermarket warehouses, through further integration of aftermarket and recycled OEM product facilities, and through selected business acquisitions. Our future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of our internal development efforts and the success of those efforts, the costs and timing of expansion of our sales and marketing activities, and the costs and timing of future business acquisitions.

       Net cash provided by operating activities totaled $20.4 million for the six month period ended June 30, 2005, compared to $8.6 million for the comparable period of 2004. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included an increase in receivables, inventory, prepaid expenses, and other assets and a decrease in accounts payable, partially offset by increases in accrued liabilities and income taxes payable, before giving effect to tax benefits from employee stock option exercises. Income taxes payable were reduced by $1.9 million in tax benefits resulting from such employee stock option exercises. Receivables increased due primarily to our increased sales volume and inventory increased primarily to support that volume and to expand our aftermarket product offerings at many of our locations. Prepaid expenses and other assets increased primarily due to an increase in deferred compensation plan assets and debt issuance costs related to our credit facility amendment, partially offset by lower prepaid insurance due to amortization of directors' and officers' liability insurance. Accounts payable decreased due to the timing of vendor payments. Accrued liabilities increased primarily due to the timing of end of period wage payments, higher incentive compensation accruals, and higher self-insurance reserves for workers' compensation and auto liability claims.

       Net cash used in investing activities totaled $29.6 million for the six month period ended June 30, 2005, compared to $60.2 million for the comparable period of 2004. We invested $24.0 million in acquisitions in the six month period ended June 30, 2005 compared to $43.4 million in the comparable period of 2004. Property and equipment purchases decreased $9.7 million in the six month period ended June 30, 2005, due primarily to timing of capital expenditures in 2005 and exercises of purchase options on leased facilities in 2004. We expect to spend approximately $24.0 million on capital expenditures during calendar 2005. We also exercised a warrant to acquire an equity investment for $0.7 million in 2004.

       Net cash provided by financing activities totaled $9.9 million for the six month period ended June 30, 2005, compared to $37.5 million for the comparable period of 2004. Exercises of stock options and warrants provided $4.4 million and $2.9 million, respectively, in the six month periods ended June 30, 2005 and 2004. We borrowed $6.0 million and $39.0 million, respectively, under our credit facility in the six month periods ended June 30, 2005 and 2004. Our borrowings were primarily to fund acquisitions, while we repaid $0.2 million and $4.1 million of long-term debt obligations in those same periods. We also expended $0.3 million and $0.2 million, respectively, in the six month periods ended June 30, 2005 and 2004, for debt issuance costs related to our credit facility.

       Net cash provided by operating activities totaled $25.9 million in 2004, compared to $20.9 million in 2003. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included increases in receivables and inventory, plus decreases in accounts payable and other noncurrent liabilities, partially offset by decreases in prepaid expenses and other assets, plus increases in accrued expenses, income taxes payable, and deferred revenue. Receivables increased due to our increased sales volume and increases of $0.6 million for employee relocation loans. Inventory increased to support our increased volume. Accounts payable decreased as we accelerated payments to certain foreign vendors in order to realize improved pricing on certain aftermarket product purchases and also due to the timing of payments for certain facility construction projects and information systems licenses. Other noncurrent liabilities decreased primarily due to reductions in legal claim reserves partially offset by an increase in employee deferred compensation liabilities. Prepaid expenses and other assets decreased due primarily to amortization of directors' and officers' liability insurance partially offset by an increase in deferred compensation plan assets and cash paid in connection with the exercise of a warrant, net of decreases in that investment's value subsequent to acquisition. Accrued expenses increased primarily due to increases in our self-insurance reserves, property taxes, and timing of wage payments. Income taxes payable increased due primarily to our higher levels of taxable income. Deferred revenue increased primarily due to higher sales of extended warranty contracts.

       Net cash used in investing activities totaled $87.8 million in 2004, compared to $12.2 million in 2003. We invested $61.6 million of cash in six acquisitions in 2004 compared to $3.3 million in three acquisitions in 2003, while net property and equipment purchases increased $16.6 million, due primarily to exercises of purchase options on previously leased facilities and investments in facility expansions and information systems. We also exercised a warrant and paid an exercise price of $0.7 million in 2004. See Note 1 of the "Notes to Consolidated Financial Statements" for further discussion of this investment.

       Net cash provided by financing activities totaled $47.5 million in 2004, compared to $6.8 million in 2003. Included in these net cash amounts are $4.9 million in 2004 from the exercises of stock options and warrants and $60.0 million in 2003 from the sale of shares in our initial public offering and exercises of stock options and warrants. In addition, we borrowed $47.0 million under our credit facility in 2004 primarily to fund acquisitions, compared to net repayments of $29.8 million in 2003. Repayments of long-term debt obligations increased $3.8 million in 2004. We also incurred $0.2 million in 2004 for debt issuance costs related to our new unsecured credit facility compared to $0.1 million in 2003. In 2003, we repurchased 3,557,498 shares of our common stock for $22.9 million.

       Net cash provided by operating activities totaled $20.9 million in 2003, compared to $17.7 million in 2002. Cash was provided by net income adjusted for non-cash items. Working capital uses of cash included an increase in receivables and prepaid expenses and other assets, partially offset by decreases in inventory and increases in payables, deferred revenue, and other operating liabilities. Prepaid expenses and other assets increased primarily due to increases in annual insurance premiums, increases in annual maintenance contracts for information systems hardware, deferred costs incurred with respect to business acquisitions completed in early 2004 and an increase in prepaid income taxes that was refunded or applied against our 2004 estimated tax payments. The increase in receivables and payables was consistent with our increased business activity. Our inventory decreased primarily due to a greater number of inventory turns. Deferred revenue increased primarily due to higher sales of extended warranty contracts. Other noncurrent liabilities increased primarily due to increases in employee deferred compensation liabilities.

       Net cash used in investing activities totaled $12.2 million in 2003, compared to $6.7 million in 2002. In 2003, we invested $3.3 million of cash in three acquisitions, while net property and equipment purchases increased $2.2 million, primarily due to investments in facility expansions and new information systems.

       Net cash provided by financing activities totaled $6.8 million in 2003, compared to net cash used in financing activities of $12.0 million in 2002. Before our initial public offering, we repurchased 3,557,498 shares of our common stock in 2003 for $22.9 million, primarily funded by borrowings under our credit facility totaling $21.0 million. We completed our initial public offering in the fourth quarter of 2003 resulting in net proceeds of $58.3 million after expenses. We then paid down the entire outstanding amount of $45.0 million under our credit facility. We had net debt repayments of $11.3 million in 2002. We also received proceeds of $1.4 million from the exercise of stock options and $0.3 million from the exercise of warrants in 2003, while our debt issuance costs decreased $0.5 million compared to 2002.

       On February 17, 2004, we entered into a new unsecured revolving credit facility that originally matured in February 2007, replacing a secured credit facility that would have expired on June 30, 2005. The new credit facility initially had a maximum availability of $75.0 million, which was amended to $100 million on January 31, 2005. On June 1, 2005, the agreement was further amended to increase the maximum availability to $135 million, extend the maturity date to June 1, 2010, and modify certain other terms. In order to make any borrowing under the credit facility, after giving effect to any such borrowing, we must be in compliance with all of the covenants under the credit facility, including, without limitation, a senior debt to EBITDA ratio, which cannot exceed 3.00 to 1.00. The credit facility contains customary covenants, including, among other things, limitations on payment of cash dividends, restrictions on our payment of other dividends and on purchases, redemptions, and acquisitions of our stock, limitations on additional indebtedness, certain limitations on acquisitions, mergers, and consolidations, and the maintenance of certain financial ratios. We were in compliance with all covenants throughout the first six months of 2005 and all of 2004 and 2003. The interest rate on advances under the credit facility may be, at our option, either the bank prime lending rate, on the one hand, or the Interbank Offering Rate (IBOR) plus an additional percentage ranging from .875% to 1.625%, on the other hand. The percentage added to IBOR is dependent upon our total funded debt to EBITDA ratio for the trailing four quarters.

       We may in the future borrow additional amounts under our credit facility or enter into new or additional borrowing arrangements. We anticipate that any proceeds from such new or additional borrowing arrangements will be used for general corporate purposes, including to develop and acquire businesses and redistribution facilities; to further the integration of our aftermarket and recycled OEM product facilities; to expand and improve existing facilities; to purchase property, equipment, and inventory, and for working capital.

       During August 2002, as required by our credit facility, we entered into a two-year interest rate swap agreement with a total notional amount of $10.0 million and a fixed rate of 2.65%. The counterparty to the agreement was a member of our bank group. This swap agreement expired on August 22, 2004. Under the terms of the agreement, we were required to make quarterly payments at the specified fixed rate and in return received payments at variable rates. The estimated fair value of the interest rate swap was a loss of $0.1 million at December 31, 2003 and a gain of $0.1 million at June 30, 2004, and is included in Other Noncurrent Liabilities and Accrued expenses. In accordance with the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the changes in the fair value of the interest rate swap are included in current period earnings, as the agreement had not been designated as a hedging instrument.

       In February 2003, we repurchased 2,000,000 shares of our common stock from existing stockholders, including 1,878,684 shares repurchased from AutoNation, Inc., our largest stockholder at the time, for a total of

$12.0 million in cash. We partially funded the stock repurchase by obtaining a $9.0 million term loan, which originally had a maturity date of February 20, 2004. On October 9, 2003, we fully paid the balance on the term loan.

       On February 28, 2003, in connection with a business acquisition, we issued two promissory notes totaling $0.2 million. The annual interest rate on the notes is 3.5% and interest is payable upon maturity. The first $0.1 million note was paid on February 28, 2004 and the second $0.1 million note was paid on March 1, 2005.

       In May 2003, we repurchased 1,557,498 shares of our common stock from existing stockholders, including 1,500,000 shares repurchased from AutoNation, Inc., for a total of $10.9 million in cash. We partially funded the stock repurchase by borrowing an additional $9.0 million against an existing revolving credit facility.

       On January 28, 2004, as part of the consideration for a business acquisition, we issued a promissory note in the amount of $1.0 million. The note is secured by certain real property owned by us. The annual interest rate on the note is 3.5%. Monthly payments of interest and principal totaling $9,889 are required, with the remaining outstanding principal balance due in a lump sum payment on January 28, 2009.

       On February 25, 2004, as part of the consideration for a business acquisition, we issued two promissory notes totaling $1.3 million. The annual interest rate on the notes is 3.5% and interest is payable annually. The notes mature on February 25, 2006. At our option, the maturity of the notes may be extended to February 25, 2008. The annual interest rate on the notes during the extension period would be 5.0%.

       We assumed certain liabilities in connection with a business acquisition during the first quarter of 2004, including two bankers acceptances totaling $1.2 million. The annual interest rate on the bankers acceptances, which were paid during the second quarter of 2004, was 2.94%.

       On June 10, 2004, as part of the consideration for a business acquisition, we issued a note totaling $0.1 million. The annual interest rate on the note is 3.0%, and the note, along with accrued interest, is payable at maturity on June 10, 2006.

       On April 1, 2005, as part of the consideration for a business acquisition, we issued a promissory note in the amount of $0.1 million. The annual interest rate on the note is 3.5%, and the note, along with accrued interest, is payable at maturity on April 1, 2007.

       On April 26, 2005, as part of the consideration for a business acquisition, we issued three promissory notes totaling $0.2 million. The annual interest rate on the notes is 3.0%, and the notes, along with accrued interest, are payable at maturity on April 26, 2007.

       We assumed certain liabilities in connection with a business acquisition during the second quarter of 2005, including a promissory note with a remaining principal balance of approximately $0.2 million. The annual interest rate on the note is 5.0%. Monthly payments of interest and principal totaling $5,094 are required through October 2008.

       As of August 1, 2005, we had approximately 1.3 million warrants outstanding at an exercise price of $2.00 per share that will expire if unexercised on February 14, 2006.

       In August 2005, in connection with a business acquisition, we issued a promissory note in the amount of $0.1 million. The annual interest rate on the note is 3.0%, and the note, along with accrued interest, is payable at maturity on August 30, 2006.

       We estimate that our capital expenditures for 2005 will be approximately $24.0 million, excluding business acquisitions. We expect to use these funds for asset replacements, expansion and improvement of current facilities, real estate acquisitions, systems development projects, and completion of a new facility. We anticipate that net cash provided by operating activities for 2005 will be in excess of $25.0 million.

       We believe that our current cash and equivalents, cash provided by operating activities, funds available under our existing credit facility, and the proceeds from this offering will be sufficient to meet our current operating and capital requirements. However, we may, from time to time, raise additional funds through public or private financing, strategic relationships, or other arrangements. There can be no assurance that additional funding, or refinancing of our current credit facility, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital if and when needed could have a material adverse impact on our business, operating results, and financial condition.

Off-Balance Sheet Arrangements and Future Commitments

       We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt that would be required to be disclosed pursuant to Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended. Additionally, we have not entered into any derivative contracts other than our interest rate swap agreement discussed above (that expired in August 2004), nor do we have any synthetic leases.

       The following table represents our future commitments under contractual obligations as of June 30, 2005:

(In millions)		Less than 1 year			More than 5 years
	Total		1-3 Years	3-5 Years
Contractual obligations
Long-term debt	$69.3	$0.5	$2.7	$66.1	$0.0
Operating leases	40.8	10.7	18.0	8.7	3.4
Other long-term obligations
Deferred compensation plans	2.6	0.0	0.0	0.0	2.6

Totals	$112.7	$11.2	$20.7	$74.8	$6.0

       Our long-term debt under contractual obligations above includes interest on the balance outstanding under our variable rate credit facility as of June 30, 2005. The $53.0 million outstanding at June 30, 2005 was assumed to remain unpaid until the facility matures on June 1, 2010, and interest was computed at the average effective rate of 4.26% at June 30, 2005.

       The interest rate on advances under the credit facility (our primary debt outstanding) may be, at our option, either the bank prime lending rate, on the one hand, or the Interbank Offering Rate (IBOR) plus an additional percentage ranging from .875% to 1.625%, on the other hand. The percentage added to IBOR is dependent upon our total funded debt to EBITDA ratio (as defined) for the trailing four quarters.

Quantitative and Qualitative Disclosures About Market Risk

       Our results of operations are exposed to changes in interest rates primarily with respect to borrowings under our credit facility, where interest rates are tied to either the prime rate or IBOR. As of June 30, 2005 we had $53.0 million outstanding under our credit facility. Our previous secured credit facility required that we enter into an interest rate swap agreement to mitigate our interest rate risk on a portion of the balance outstanding. We do not however, as a matter of policy, enter into derivative contracts for trading or speculative purposes. The swap agreement, which expired on August 22, 2004, had a notional amount of $10.0 million under which we paid a fixed rate of interest of 2.65% and received payments based upon variable rates. The swap agreement was not designated as a hedging instrument and, as a result, changes in the fair value of the swap agreement were included in current period earnings. We recorded non-cash credits of $69,000 and $90,000 during 2003 and 2004, respectively, and $70,000 during the six month period ended June 30, 2004, related to the change in fair value of the interest rate swap agreement.

       Based upon our variable rate debt at December 31, 2004, a hypothetical 1% increase in interest rates would result in an annual increase in interest expense of approximately $0.5 million.

       We are also exposed to currency fluctuations with respect to the purchase of aftermarket parts in Taiwan. While all transactions with manufacturers based in Taiwan are conducted in U.S. dollars, changes in the relationship between the U.S. dollar and the New Taiwan dollar might impact the purchase price of aftermarket parts. We might not be able to pass on any price increases to customers. Under our present policies, we do not attempt to hedge this currency exchange rate exposure.

       Our investment in our Central American operations is not material, and we do not attempt to hedge our foreign currency risk related to such operations.

INDUSTRY

Overview

  Vehicle Recycling Industry

       Vehicle recyclers, also known as salvage yards or vehicle dismantlers, are in the business of procuring severely damaged or total loss vehicles and disassembling them for their salvage parts, other mechanical parts, and scrap value. Vehicle recycling is a process that involves:

  •
  the purchase and collection of damaged or obsolete motor vehicles, including domestic and foreign automobiles, light and heavy duty trucks, buses, and motorcycles;

  •
  the dismantling or disassembly of collected vehicles and removal of reusable parts for resale or remanufacturing;

  •
  the removal of non-reusable but recyclable materials and parts, such as fluids, batteries, tires, and catalytic converters; and

  •
  the disposal of vehicle hulks for shredding and the distribution of remaining waste to scrap processors and landfills.

       Wrecked vehicles are sold at salvage auctions held each weekday throughout the country. Salvage auctions provide an outlet for salvage vehicles to be sold primarily to vehicle recyclers and rebuilders.

       A salvage vehicle product is a used part suitable for sale as a replacement part. Other used mechanical parts are parts not suitable for sale as replacement parts without further remanufacturing work. In most cases, much of a salvaged vehicle is utilized for salvage parts, including engines, transmissions, body panels and assemblies, electrical equipment, wheels, and, to a lesser extent, glass.

       The vehicle recycling industry is highly fragmented, with very few multi-unit operators. We estimate that there are more than 6,000 vehicle recyclers in the U.S. We believe approximately 93% of vehicle recycling businesses have less than $3.0 million of annual revenue and approximately 50% have less than $0.5 million of annual revenue. Estimates of the aggregate size of the vehicle recycling industry in the U.S. published in 1997 ranged from $5.3 billion to $7.1 billion.

       According to CCC Information Services, Inc., which we refer to as CCC, recycled OEM products account for approximately 12.4% of insured collision replacement parts sales and 4.8% of total insured collision repair costs. We believe that recycled OEM products can account for a larger percentage of the replacement parts market based on the advantages offered by recycled OEM products and industry dynamics, including high frequency of collisions, high cost of vehicle repair, and the desire of insurance companies to reduce their claims expenses.

  Vehicle Aftermarket Industry

       The U.S. market for vehicle aftermarket products (including accessories, service, repair, and maintenance items) totaled $190.5 billion in 2004 and is estimated at $199.0 billion in 2005, according to the Automotive Aftermarket Industry Association, which we refer to as the AAIA. The portions of the aftermarket products market that vehicle recyclers and aftermarket product distributors primarily serve are the collision repair market, with approximately $36.1 billion of annual sales in 2004, and the mechanical repair market, with approximately $101.2 billion of annual sales in 2004, according to the AAIA. According to CCC, aftermarket products account for approximately 10.7% of insured collision replacement parts sales and 4.1% of total insured collision repair costs.

  Repair Shops

       The collision repair and mechanical repair markets include sales of replacement products. Buyers of light vehicle replacement products have the option to purchase primarily from three sources: new products produced by OEMs, which are commonly known as OEM products; new products produced by companies other than the OEMs, which are sometimes referred to generically as "aftermarket" products; and recycled products originally produced by OEMs, which we refer to as recycled OEM products.

       Recycled OEM and aftermarket products are purchased by mechanical repair shops that service the mechanical aspects of vehicles, collision repair shops that work on the body parts of vehicles, remanufacturers of parts that require some restoration prior to use, and retail used parts customers. The vehicle recycling industry sells primarily to mechanical and collision repair shops and to retail customers. The use of recycled OEM and aftermarket products in the repair process usually results in a lower cost of replacement products to repair shops and retail customers than the use of new OEM products. The purchasers of recycled OEM and aftermarket products are collectively referred to in this prospectus as repair shops.

       Repair shops are the direct buyers of replacement products. However, the vast majority of the $36.1 billion of collision repair costs are paid by automobile insurance companies. In such cases, insurance companies can exert significant influence over the decision of which replacement product is purchased.

  Insurance Companies and Extended Warranty Providers

       The automobile insurance industry as a whole places emphasis on containing the cost and managing the severity of claims. As part of this emphasis, insurance companies and extended warranty providers have entered into arrangements with repair shops to better manage the repair process. Insurance companies with these arrangements direct their repair work to the repair shops in their "network" in exchange for more control over the repair process. We believe that these arrangements can lead to a higher utilization of recycled OEM and aftermarket products.

       Many insurance companies have signed work agreements with repair shops that govern the rules the repair shop must follow when doing work for a particular insurance company, including the percentages of recycled OEM products the shop must use. In return, the insurance company designates the repair shop as one of its direct repair facilities and sends its repair work to that shop. Accordingly, in many instances when a vehicle is in an accident, the insurance company will designate the repair shops to which the vehicle can be taken for repair.

       We believe that recycled OEM and aftermarket products have advantages over new OEM products. Our recycled OEM and aftermarket products are, with rare exceptions, less expensive than, and of comparable quality to, new OEM products. Often recycled OEM products require less assembly or preparation work than new OEM products and aftermarket products. We believe that the automobile insurance industry and extended warranty providers will continue to direct the purchase of more recycled OEM and aftermarket products as a percentage of total replacement product purchases as insurance companies recognize the advantages of these alternatives to new OEM products.

  Economics of the Industry

       The current insurance industry practice of reimbursing repair shops for replacement product purchases differs depending on whether new OEM products, aftermarket products or recycled OEM products are purchased. In general, we believe repair shops receive a discount of approximately 30% (depending on such factors as volume, geographic location and other competitive market conditions) from the list price of new OEM products and approximately 25% on aftermarket products. Automobile insurance companies then reimburse repair shops the full list price, resulting in a mark-up of over 40% for new OEM products and 33% for aftermarket products. With respect to recycled OEM products, we believe insurance companies generally reimburse repair shops the actual cost of the recycled OEM product plus a mark-up of 25%. While the repair shops have an economic incentive to purchase new OEM products or aftermarket products instead of recycled OEM products, the use of recycled OEM products provides a benefit to repair shops in that such products may allow them to repair the vehicle rather than have it declared a total loss.

       New OEM products and aftermarket products often require various degrees of assembly and preparation. The insurance company has to pay for the labor required for such assembly and preparation, as well as increased expenses incurred due to the additional time required, such as rental vehicle expenses. Recycled OEM products, on the other hand, are delivered to the repair shop in an assembled condition, reducing repair time and, thus, providing cost savings to insurance companies.

  Accident and Repair Trends

       Vehicles involved in accidents contribute both to the supply of recycled OEM products available for resale and to the demand for repairs using recycled OEM and aftermarket products. The number of vehicles involved in collisions is influenced by a number of factors including the number of vehicles on the road, the number of miles driven, the ages of drivers, the use of cellular telephones and other electronic equipment by drivers, the congestion of traffic, the occurrence and severity of certain weather conditions, the use of alcohol and drugs by drivers, and the condition of the roadways.

       The dollar volume of professional repairs, which excludes do-it-yourself repairs, is significant. The following table sets forth such dollar volumes in the U.S. for the years indicated, according to the AAIA.

(In billions)	1997	1998	1999	2000	2001	2002	2003	2004
Professional collision repair	$25.6	$25.9	$27.4	$28.8	$30.6	$32.3	$34.1	$36.1
Professional mechanical and electrical repair	73.6	75.6	79.2	84.3	89.6	93.6	97.4	101.2

       According to CCC the percentage of vehicles categorized as "total loss" vehicles by the automobile insurance industry is rising. The percentage of vehicles involved in collisions annually that are appraised and subsequently categorized as total loss is as follows for the years listed:

Year	%
1997	7.8
1998	8.0
1999	7.5
2000	7.9
2001	9.9
2002	11.3
2003	12.0
2004	13.3

       Generally, a vehicle is categorized as a total loss when the cost to repair it exceeds its replacement cost. The number of vehicles being declared a total loss is increasing due to higher collision repair costs resulting from the use of more integrated and complex systems in vehicle body construction and the inclusion of more air bags and electronics in vehicles. The rise in the number of total loss vehicles is important because it increases the quantity of parts available and tends to reduce the procurement cost of salvage vehicles at auction. We expect that insurance companies will attempt to reduce the number of total loss vehicles by reducing the severity of claims generally. We believe that one of the key methods to reduce severity is to utilize less expensive recycled OEM or aftermarket products in the repair process.

BUSINESS

Overview

       We provide replacement systems, components, and parts needed to repair light vehicles. Buyers of light vehicle (car and light trucks) replacement products have the option to purchase from primarily three sources: new products produced by original equipment manufacturers ("OEMs"), which are commonly known as OEM products; new products produced by companies other than the OEMs, which are sometimes referred to generically as "aftermarket" products; and recycled products originally produced by OEMs, which we refer to as recycled OEM products. We participate in the market for recycled OEM products as well as the market for collision repair aftermarket products. We obtain aftermarket products and salvage vehicles from a variety of sources, and we dismantle the salvage vehicles to obtain a comprehensive range of vehicle products that we distribute into the light vehicle repair market. We are not involved in the manufacture of automotive products and do not maintain any manufacturing or remanufacturing operations.

       We believe we are the largest nationwide provider of recycled OEM products and related services, with sales, processing, and distribution facilities that reach most major markets in the U.S. While we currently service the majority of the major metropolitan areas in the U.S. with both recycled OEM and aftermarket products, we estimate our current share of the light vehicle recycling market to be less than 10%, and our current share of the aftermarket products market to be less than 7%. We believe there are opportunities for growth in both product lines through acquisitions and internal development.

       We procure salvage vehicles, primarily at auctions, using our locally based professionals, proprietary processes, and a disciplined procurement system. In addition, as an alternative source of salvage vehicles, we obtain some inventory directly from insurance companies, vehicle manufacturers, and other suppliers. Once we have received proper title, which assures us that the vehicles have not been stolen, we dismantle such vehicles for recycled OEM products. We purchase aftermarket products from manufacturers, primarily in Taiwan, using a proprietary order management system.

       Our customers include collision and mechanical repair shops and, indirectly, insurance companies, including extended warranty companies. The majority of our products and services are sold to collision repair shops, also known as body shops, and mechanical repair shops. We indirectly rely on insurance companies, which ultimately pay the collision repair shops for the repair of insured vehicles, as a source of business. These insurance companies exert significant influence in the vehicle repair decision, and increasingly look to a nationwide source for consistency, quality, and availability of replacement products. Because of their importance to the process, we have formed business relationships with certain insurance companies, and with certain extended warranty providers, in order to be their preferred light vehicle parts supplier. For example, with some insurance companies we have vehicle repair order estimate review programs in place and provide their claims adjusters a part quote and locator service. In addition, we provide them an outlet to dispose of certain total loss vehicles directly to us. We provide extended warranty companies a single national call desk to service their nationwide needs for mechanical products.

       We believe we provide customers a value proposition that includes high quality products, extensive product availability due to our regional inventory trading zones, product costs lower than new OEM products, and quick delivery. We provide benefits to repair shops and insurance companies because the lower costs for our products enable many vehicles to be repaired rather than declared a total loss. By expanding our product offerings to include both recycled OEM products and aftermarket products we now offer customers a more extensive range of light vehicle replacement products. We believe this unique combination of recycled and aftermarket product offerings allows us to serve as a "one-stop" solution for our customers looking for the most cost advantageous way to repair vehicles.

Our History

       We believe we were the first recycler of light vehicle products to achieve a national network and presence. Since our formation in 1998, we have grown through both internal development and acquisitions. Our acquisition strategy has been to target companies with strategic locations and significant market presence, strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service. Since our initial public offering in 2003, we have completed eleven acquisitions that met our criteria and enhanced our business. Today we have over 95 facilities focused on serving our customers with a broad range of products. In February 2004 we expanded our product offerings by also becoming a supplier of aftermarket products and a provider of self-service retail recycled vehicle products. We currently have approximately 36 locations supplying aftermarket products, serving 21 states primarily east of the Mississippi River, and nine locations providing self-service retail recycled vehicle products in Florida, Oregon, and Tennessee.

       Since 2000, our revenue has increased from $226.3 million to $424.8 million in 2004, a 17.0% compound annual growth rate. During the same period, our operating income increased from $4.6 million to $34.9 million, a 65.8% compound annual growth rate. For the year ended December 31, 2004, revenue derived from recycled OEM products and related services represented approximately 81% of our revenue, sales of aftermarket products and services represented approximately 10% of our revenue, and sales of other products, such as scrap and other bulk and core products, represented approximately 9% of our revenue. Our revenue for the six months ended June 30, 2005 was $269.8 million, an increase of 31.7% over the same period in 2004, and our operating income was $28.2 million, a 48.4% increase over the same period in 2004.

Recent Developments

       In August 2005, we completed two acquisitions for an aggregate consideration of approximately $13.7 million. These two companies, one headquartered in Arkansas and one headquartered in Pennsylvania, are in the aftermarket products business. These acquisitions enable us to serve new markets and provide a broader product offering to our customers. These businesses had approximately $16.6 million of revenue in 2004.

Our Strengths

  We Provide a National Solution to Insurance Companies and Extended Warranty Providers.

       We believe that our nationwide presence gives us a unique ability to service the major automobile insurance companies and extended warranty providers. Insurance companies and extended warranty providers operate generally at a national or regional level and play a critical role in the repair process. We believe we provide a direct benefit to these companies by lowering the cost of repairs, decreasing the time required to return the repaired vehicle to the customer, and providing a replacement product that is of comparable quality to the part replaced. Specifically, we assist insurance companies by purchasing insured total loss vehicles and by providing cost effective products through sales to collision repair shops, especially to repair shops that are part of an insurance company network. We also provide a review of vehicle repair order estimates to insurance companies so they may assess the opportunity to increase usage of recycled OEM and aftermarket products. For extended warranty providers, we provide a single national call desk to service their nationwide need for mechanical products.

  We Believe We have the Only National Network for Recycled OEM Products and it Would be Difficult to Replicate.

       We have invested significant capital developing a national network of recycled OEM product facilities that serves most major metropolitan areas in the U.S. We have differentiated ourselves from our local competitors and made replication of our network difficult by developing our network through purchasing anchor companies that were among the largest companies in the industry. The difficulty and time required to obtain proper zoning, as well as dismantling and other environmental permits necessary to operate newly-sited facilities, would make establishing new facilities challenging. In addition, there are difficulties associated with recruiting and hiring an experienced management team that has strong industry knowledge and local relationships with customers. Finally, our national network allows us to enter new adjacent markets quickly by establishing redistribution facilities, which avoids the need for local dismantling capabilities and inventory.

  We Benefit From a Local Presence.

       Our network of facilities allows us to develop and maintain our relationships with local repair shops, while providing a level of service to insurance companies and national customers that is made possible by our nationwide presence. Our local presence allows us to provide daily deliveries that our customers require, using drivers who routinely deliver to the same customers. Our sales force and local delivery drivers develop and maintain critical personal relationships with the local repair shops that benefit from access to our wide selection of products which we are able to offer as a result of our regional inventory network.

  We Have a Proven and Effective Procurement Process.

       We have designed information systems and methodologies to procure salvage vehicles and aftermarket products cost-effectively. As our largest single expenditure, efficient procurement of salvage vehicles is critical to the growth, operating results and cash flow of our business. Our processes and know-how allow us to identify and value the parts that can be recycled on a damaged vehicle at auction and to determine rapidly the maximum price we will pay for the vehicle in order to achieve our target margins on resale of the recycled OEM products. We carefully analyze the market and obtain aftermarket products and salvage vehicles of the type whose parts are in demand at prices that we believe will allow us to sell products profitably. We have also taken advantage of our relationships with insurance companies and vehicle manufacturers to obtain salvage vehicles outside the auction process.

  We Have a Broad and Deep Inventory of Products.

       We believe that our customers place a high value on availability of a broad range of light vehicle replacement products. We also believe that our inventory of both recycled OEM and aftermarket products allows us to fill a higher percentage of our customers' orders than our competitors. In addition, our ability to share inventory on a regional basis increases the availability of replacement products and also helps us to fill a higher percentage of our customers' orders. We have developed regional trading zones within which we make our inventory available to our local facilities, mostly via overnight product transfers. We manage our inventory and purchasing on a regional basis to enhance the availability of the products that we believe will be in the highest demand within each region. Our broad and deep inventory furthers our ability to serve as a "one-stop" solution for our customers' recycled OEM and aftermarket product needs.

  We Have Implemented Management Disciplines.

       Our management and operations team is highly experienced, with many managers having spent their entire careers in the light vehicle recycling industry. We have developed and built procurement, operating, and financial systems that have allowed us to grow and develop our national network and implement professional management techniques and disciplines. As our business has grown, we have acquired additional management talent which has furthered the sharing of best practices throughout the company. In addition, our senior management team has extensive acquisition experience and will continue to use our disciplined approach in targeting growth opportunities.

Our Strategies

  Strengthen our National Network Through Internal Growth and Acquisitions.

       We intend to continue to expand our market coverage through a combination of internal development and acquisitions and to look for opportunities to expand into new regions and into adjacent markets. We plan to establish a presence in additional major metropolitan markets and a number of smaller markets in the U.S. We have applied an analytical and disciplined approach to our acquisition process and have targeted companies with strong management teams, a record of environmental compliance, solid growth prospects, and a reputation for quality and customer service.

  Further Develop Business Relationships.

       We intend to continue to develop business relationships with automobile insurance companies, extended warranty providers, and other industry participants. We believe that insurance companies and extended warranty providers, as payors for many repairs, will take a more active role in the selection of replacement products in the repair process in order to use lower cost alternatives to new OEM products. On behalf of certain insurance company customers, we provide a review of vehicle repair order estimates so they may assess the opportunity to increase usage of recycled OEM and aftermarket products in the repair process, thereby reducing their costs. Our employees also provide quotes for our products to assist several insurance companies with their estimate and settlement processes. We also work with insurance companies and vehicle manufacturers to procure salvage vehicles directly from them on a selected basis, which provides us an additional source of supply and provides them improved economics on salvage vehicle sales. We believe we are positioned to take advantage of the increasing importance of these industry participants and will continue to look for ways to enhance our relationships.

  Continue to Improve our Operating Results.

       We are working to improve our operating results by applying our business disciplines to our most recently acquired facilities, continuing to build our network, further centralizing certain functions, improving our use of technology, and increasing revenue at our lower volume facilities. Our higher volume facilities generally operate at a higher profitability level as a percentage of revenue. We believe we can improve the profitability level at our lower volume facilities by achieving the higher volumes and improved economies of scale that we realize at our higher volume facilities. We intend to continue to refine our procurement system which uses methodologies that analyze demand levels for our products, existing inventory levels, and projected margins on an individual vehicle basis.

  Further Develop our Technology and Business Processes.

       We continue to emphasize the use of technology in our processes to improve efficiency and to increase the standardization of our business. Our technology and proprietary processes enhance procurement, pricing, and inventory management. We continue to develop our technology to allow us to better manage and analyze our inventory, to assist our sales people with up-to-date pricing and availability of our products, and to further enhance our procurement process. For example, many of our representatives responsible for procuring vehicles, whom we refer to as "scouts," are equipped with handheld computing devices to assist them in appraising the vehicles prior to submitting a bid to purchase the vehicle. Additionally, we have begun developing a bar code system that we believe will facilitate improved inventory tracking and management of our recycled products.

  Raise Industry Standards by Being the Industry Leader.

       Since our inception, we have employed a professional approach to the light vehicle recycling business. We continue to seek new ways to improve our methodologies and to communicate our standards to our customers. We further believe that, by elevating industry standards in areas such as customer service, integrity, product quality and availability, delivery time, warranty support, environmental compliance, and appearance of facilities, we can help promote the acceptability of the use of recycled OEM and aftermarket products.

Our Process

       Our operations generally involve the procurement of inventory, vehicle processing (in the case of wholesale recycled OEM products), sales, and distribution.

  Procurement of Inventory

       We start the process of procuring recycled OEM products for our wholesale operations by acquiring severely damaged or totaled vehicles. We acquired approximately 84,600 salvage vehicles for our wholesale operations in 2004 and 48,900 salvage vehicles during the first six months of 2005. We purchase the majority of our vehicles from salvage auctions. Wrecked vehicles are sold at salvage auctions held each weekday throughout the country. Salvage auctions provide an outlet for salvage vehicles to be processed and sold primarily to automotive recyclers and rebuilders. We pay third parties fees to tow the vehicles from the auction to our facilities. Salvage auctions charge fees both to the supplier of vehicles (primarily insurance companies) and to the purchaser (including us).

       For the vast majority of our salvage auction purchases, we send a scout in advance of each auction to investigate the vehicles we would be interested in buying. The scout obtains key information such as the model, mileage, and damage assessment and determines which parts on the targeted vehicles are recyclable. This information is electronically forwarded to our bid specialists via handheld computing devices or facsimile transmissions. The bid specialists analyze the data in light of current demand for the parts in question, the levels of our inventory with respect to such parts, and the projected margins expected for each vehicle. The specialists then set a maximum bid price that our bidders use to purchase the vehicle at auction. We believe that this system provides a disciplined approach to procurement.

       We also obtain salvage vehicles and parts from insurance companies, vehicle manufacturers, abandoned vehicle programs, and other salvage sources. Some of these arrangements allow us to acquire salvage vehicles directly from the insurance company or vehicle manufacturer at a cost calculated as a percentage of revenue from such vehicles, which is remitted as products are sold from these vehicles. These arrangements eliminate the fees we and the insurance company would otherwise pay to the salvage auction and provide us inventory with a lower initial expenditure of capital.

       We acquire inventory for our self-service retail recycled OEM products operations from a variety of sources, including but not limited to auctions, towing companies, municipalities, and insurance carriers. In 2004 and the first six months of 2005, we purchased approximately 27,700 and 25,000 salvage vehicles, respectively, for our retail operations.

       We purchase aftermarket products from independent manufacturers. Approximately 90% of the aftermarket products we purchase originate in Taiwan. We obtain the balance of our aftermarket products from sources in the U.S. No single supplier currently provides more than 21% of our aftermarket products. We use a proprietary order management system to procure our aftermarket inventory. The system prompts inventory purchases based on stocking levels and historical sales data. We believe that the system helps us to procure our aftermarket inventory efficiently and to maintain one of the highest fulfillment rates in the aftermarket products industry.

  Vehicle Processing

       Vehicle processing for our wholesale operations involves dismantling a salvage vehicle into recycled OEM products ready for delivery. When a salvage vehicle arrives at one of our facilities an inventory specialist identifies, catalogs, and schedules the vehicle for dismantling. We do not dismantle any vehicle until we have received proper title documentation, thereby assuring that the vehicle was not stolen.

       The dismantler removes components that will become products for sale. Products that are placed directly on inventory shelves generally include such items as the engine, transmission, hood, trunk lid, head and tail lamp assemblies, rear bumper, and doors. We remove all recyclable items including fluids, freon, batteries, tires, and catalytic converters. These items are sold to recyclers and reprocessors. Dismantlers also perform any required cutting of the vehicle frame or body.

       Each inventory item is entered into our inventory tracking system, inspected for quality, tagged for identification, and prepared for storage and delivery to our customers. Mechanical products not in a condition to be sold as recycled products or that are in surplus supply are separated and sold in bulk to parts remanufacturers. The remaining vehicle hulks and components, such as fabrics, rubber, plastics, and glass are delivered to automobile shredders, crushers, and scrap processors.

  Sales

       As of June 30, 2005, we employed approximately 390 full-time sales staff in our wholesale recycled OEM products operations. Of these, approximately 360 were located at sales desks at our facilities and generally are responsible for accepting incoming calls from, and selling our inventory to, our customers. We put all of our sales personnel through a thorough training program. Most of our sales personnel are paid primarily on a commission basis. In addition, as of June 30, 2005, we had approximately 30 traveling sales staff who visit our customers and focus on business development in various markets. In our aftermarket products operations, sales orders are accepted by either our local delivery drivers or by our dedicated aftermarket products sales call center located in Columbus, Ohio.

       We are continually reviewing and revising the pricing of our recycled OEM products. Our pricing specialists take into consideration factors such as location, recent demand, inventory quantity, inventory turnover, new OEM product prices, recycled OEM product prices, aftermarket product prices, and remanufactured part prices, with the goal of optimizing revenue. We update the pricing of our aftermarket products at least annually when we update our product catalog, and we may adjust aftermarket prices during the year in response to material price changes of OEM products.

       The inventory base of each of our facilities, supplemented by the inventory sharing system within our regional trading zones, gives us what we believe to be a competitive advantage through our ability to meet our customers' requirements more frequently than smaller competitors.

  Distribution

       Each sale results in the generation of a work order. A dispatcher is then responsible for ensuring product accuracy, printing the final invoice, and including the products on the appropriate truck route for delivery to the customer. We operate a delivery fleet of approximately 370 medium-sized trucks, most of which we lease, and approximately 255 smaller trucks and vans, most of which we own. These trucks deliver products to our customers within a specified territory, typically on a daily basis. In markets where we offer both recycled OEM and aftermarket products, we deliver both types of products on the same delivery routes to help minimize distribution costs.

       Additionally, we have developed an internal distribution network to allow our sales representatives to sell both recycled OEM and aftermarket products from the inventory of nearby facilities within our regional trading zones, thus improving our ability to fulfill customer requests and to improve inventory turnover. We operate approximately 55 recycled OEM product and 23 aftermarket product transfers between our facilities within our regional trading zones each weekday.

Our Products

       When we procure salvage vehicles, we focus on vehicles for which the insured repair market has the most recycled OEM product demand. These tend to be popular types of vehicles such as sport utility vehicles and pickup trucks, and popular models, like the Accord, Taurus, Camry, Lumina, and Explorer. These vehicles generally are a few model years old, as insurers tend to use new OEM products on repairs of vehicles that are one to two years old. Similarly, insurers are less likely to authorize the repair of vehicles more than ten model years old. The degree of damage is not a significant factor in our process as we only assign value to the undamaged product when we prepare our bids.

       Our most popular recycled OEM products include engines, vehicle front end assemblies, doors, transmissions, trunk lids, bumper assemblies, wheels, head and tail lamp assemblies, mirrors, fenders, and axles.

       When we obtain a mechanical product from a dismantled vehicle and determine that we have an excess supply of such product or it is defective, it is then sold in bulk to mechanical remanufacturers. We refer to these items as core products. The majority of these products are transferred to our core facility in Houston, Texas where we sort them by product and model type. Examples of such products are engine blocks and heads, transmissions, starters, alternators, and air conditioner compressors.

       When we procure aftermarket products, we focus on aftermarket products that are in the most demand by the insured repair market. Our most popular aftermarket products are head lamps, tail lamps, grilles, hoods, and mirrors. We also focus on aftermarket products that would best complement our recycled OEM product inventory.

Our Customers

  Insurance Companies

       We consider automobile insurance companies our customers, as they are a key demand driver for our products. Our products are delivered directly to the repair shop or installer, because insurance companies and extended warranty providers generally do not actually receive our products. While insurance companies do not pay for our products directly, the insurance company does ultimately pay for the repair of the insured vehicle. As a result, the insurance company often exerts significant influence in the decision-making process as to how a damaged vehicle is repaired, and the cost level of the product used in the repair process. Insurance companies are also concerned with customer satisfaction with the repair process and the total time to return the repaired vehicle to its owner.

  Repair Shops and Others

       We sell the majority of our products wholesale to collision repair shops and mechanical repair shops. The majority of these customers tend to be individually-owned small businesses, although over the last few years there has been a trend toward consolidation resulting in the formation of several national and regional repair companies. We also sell our products to individual retail customers at our self-service retail locations and at certain of our wholesale recycled OEM and aftermarket product locations.

  Remanufacturers

       A mechanical part that is not suitable for sale as a replacement part, or that is a product for which we have an excess supply, is sold to mechanical remanufacturers in bulk shipments. Examples of mechanical parts we sell in this manner are engine blocks and heads, transmissions, starters, alternators, and air conditioner compressors. Remanufacturers usually are significantly larger companies than repair shops. Our sales to them tend to be large orders and are dependent on their needs for a certain product line.

Our Employees

       As of June 30, 2005, we had approximately 2,850 employees performing operational functions and approximately 110 corporate and regional employees. None of our employees is a member of a union or participates in other collective bargaining arrangements.

Our Facilities

       Our corporate headquarters are located at 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602. In February 2004, we entered into a new lease, which became effective on August 1, 2004, to remain in our current office space. The new lease can be terminated in July 2009. The primary functions performed at our corporate headquarters are financial, accounting, treasury, marketing, business development, human resources, information systems support, and legal. In addition to our corporate headquarters, we have numerous operating facilities that handle recycled OEM products, aftermarket products, self-service retail products, and redistribution services. The following chart lists the locations of our facilities as of August 31, 2005, whether such facilities are leased or owned, and the operations conducted at each such facility.

Operations
Location	Recycled OEM Products	Aftermarket Products	Self-Service Retail Products	Redistribution Services	Nature of Occupancy
Birmingham, AL	•				leased

Bryant, AR		•			leased

Crawfordsville, AR	•				owned & leased

Fayetteville, AR	•				leased

Jonesboro, AR		•			leased

Tontitown, AR		•			leased

Phoenix, AZ	•				owned

Bakersfield, CA	•				owned & leased

Oakland, CA		•			leased

Redding, CA	•				owned

Santa Fe Springs, CA	•				leased

Stockton, CA	•				leased

Bonifay, FL				•	owned

Bradenton, FL			•		leased

Clearwater, FL			•		leased

Crystal River, FL	•				leased

Fort Myers, FL	•				leased

Gainesville, FL	•				leased

Melbourne, FL	•				leased

Orlando, FL			•		owned

Pompano Beach, FL				•	leased

St. Petersburg, FL			•		leased

Tampa, FL			•		leased

Garden City, GA	•	•			owned

Jenkinsburg, GA	•	•			leased

Dubuque, IA				•	leased

Caseyville, IL	•	•			owned

Dolton, IL		•			leased

Avon, IN	•	•			leased*

Evansville, IN		•		•	leased

Michigan City, IN	•				owned

Lawrence, KS	•				leased

Topeka, KS	•				leased

Lexington, KY		•			leased

Louisville, KY		•			leased

West Liberty, KY		•			leased

Satsuma, LA	•				owned

Webster, MA	•				owned

Landover, MD		•			leased

Gorham, ME	•				leased

Belleville, MI	•	•			owned

Grand Rapids, MI				•	leased

Albert Lea, MN	•				owned

Charlotte, NC		•			leased

Garner, NC	•	•			leased

Greensboro, NC		•			leased

Salisbury, NC	•				leased

Omaha, NE	•				owned

Pennsauken, NJ		•			leased

North Las Vegas, NV	•				leased

Bronx, NY	•				leased

Buffalo, NY		•			leased

Dunkirk, NY				•	leased

Stuyvesant, NY	•				owned

Wappingers, NY		•			leased

Akron, OH	•	•			owned

Columbus, OH		•		•	owned

Harrisville, OH	•				owned

Springdale, OH		•			leased

Toledo, OH		•			leased

Broken Arrow, OK		•			leased

Oklahoma City, OK				•	leased

Boring, OR			•		leased

Portland, OR	•				leased

Portland, OR			•		leased

Salem, OR	•				leased

Sherwood, OR			•		leased

Sherwood, OR	•				leased

Carlisle, PA		•			leased

Perkasie, PA				•	leased

Pittsburgh, PA		•			leased

York Haven, PA	•	•			owned

Columbia, SC		•			leased

Duncan, SC	•				owned & leased

Greenville, SC		•			leased

Knoxville, TN		•		•	leased

Manchester, TN	•				owned

Memphis, TN			•		leased

Nashville, TN		•			leased

Dallas, TX		•			leased

Houston, TX	•				owned

Houston, TX	•				owned

Hutchins, TX	•				owned

New Braunfels, TX	•				leased

Springville, UT	•				owned

Richmond, VA		•			leased

Redmond, WA	•				leased

Seattle, WA				•	leased

Vancouver, WA	•				leased

Eau Claire, WI				•	leased

Hustisford, WI	•				leased

Janesville, WI	•				owned

Charleston, WV				•	leased

Parkersburg, WV		•			leased

San Jose, Costa Rica	•				leased

Guatemala City, Guatemala	•				leased

Quetzal Tenango, Guatemala	•				leased

Total	50	36	9	13

*
Avon, IN—We have exercised our option to purchase this property in February 2006.

Competition

       We operate in a highly competitive industry. We consider all suppliers of light vehicle products to be competitors, including participants in the recycled OEM product market, OEMs, parts remanufacturers, and suppliers of aftermarket products. We believe the principal areas of competition in our industry include pricing, product quality, service, and availability of inventory.

       We compete with more than 6,000 domestic light vehicle product recyclers, most of which are single-unit operators. We believe most of the light vehicle parts recyclers in the U.S. have less than $3.0 million in annual revenue. In some markets, smaller competitors have organized affiliations to share marketing and distribution resources. Greenleaf LLC, a light vehicle recycling business, started by Ford Motor Company, is our largest competitor in the light vehicle OEM product recycling business. Schnitzer Steel Industries, Inc., a company with operations in the steel manufacturing, metals recycling, and vehicle product recycling businesses recently reported on its Current Report on Form 8-K filed on August 11, 2005 with the Securities Exchange Commission that two of its wholly-owned subsidiaries have entered into a definitive agreement to acquire all of the equity of Greenleaf. According to such report, the consummation of the acquisition is subject to a number of conditions.

       We also compete with distributors of aftermarket collision light vehicle products. The largest distributor of these products in the U.S. is Keystone Automotive Industries, Inc.

       Manufacturers of new original equipment parts sell the majority of light vehicle replacement products. We believe, however, that as the insurance and repair industries come to appreciate the advantages of recycled OEM and aftermarket products, those products can account for a larger percentage of total vehicle replacement product sales.

Information Technology

       We use a single third party facility management system in most of our wholesale recycled OEM operations. We believe that a single system helps us with the continued implementation of standard operating procedures, training efficiency, employee transferability, access to a national inventory database, management reporting, and data storage. It also eliminates the need to create multiple versions of proprietary applications and systems support processes.

       The major features of our facility management system include inventory control, customer selling and billing, sales analysis, vehicle tracking, and profitability reporting. The system also supports an electronic exchange system for identifying and locating parts at other selected recyclers and facilitates brokered sales to fill customer orders for items not in stock.

       We have separate third party providers for our financial systems such as financial and budget reporting, general ledger accounting, accounts payable, payroll, and fixed assets. We utilize the same common financial systems throughout the majority of our operations.

       We currently protect our local customer, inventory, and corporate consolidated data, such as financial information, e-mail files, and other user files, with daily backups. These backups are stored off site with a third party data protection vendor.

       We have consolidated our facility management systems onto regional system platforms. The hardware for all such platforms is located at a single data center. The center is in a secure environment with around-the-clock monitoring; redundant power backup; and multiple, diverse data and telecommunication routing. Facility management system data is "mirrored" (replicated) off site in real time to a disaster recovery facility located in a different part of the country. This disaster recovery facility is also housed in a secure environment with around-the-clock monitoring; redundant power backup; and multiple, diverse data and telecommunications routing.

       Currently our aftermarket and self-service retail operations each use a separate facility management system.

Regulation

  Environmental Compliance

       Our operations and properties, including our maintenance of a fleet of vehicles, are subject to extensive federal, state, and local environmental protection and health and safety laws and regulations. These environmental laws govern, among other things, the emission and discharge of hazardous materials into the ground, air, or water; the exposure to hazardous materials; and the generation, handling, storage, use, treatment, identification, transportation, and disposal of industrial by-products, waste water, storm water, and mercury and other hazardous materials.

       We have made and will continue to make capital and other expenditures relating to environmental matters. We have an environmental management process designed to facilitate and support our compliance with these requirements. We cannot assure you, however, that we will at all times be in complete compliance with such requirements.

       Although we presently do not expect to incur any capital or other expenditures relating to environmental controls or other environmental matters in amounts that would be material to us, we may be required to make such expenditures in the future. Environmental laws are complex, change frequently and have tended to become more stringent over time. Accordingly, we cannot assure you that environmental laws will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

       Contamination resulting from vehicle recycling processes can include soil and ground water contamination from the release, storage, transportation, or disposal of gasoline, motor oil, antifreeze, transmission fluid, CFCs from air conditioners, other hazardous materials, or metals such as aluminum, cadmium, chromium, lead, and mercury. Contamination can migrate on-site or off-site which can increase the risk, and the amount, of any potential liability.

       In addition, many of our facilities are located on or near properties with a history of industrial use which may have involved hazardous materials. As a result, some of our properties may be contaminated. Some environmental laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of and were not responsible for such contamination. These environmental laws also impose liability on any person who disposes of, treats, or arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person, and at times can impose liability on companies deemed under law to be a successor to such person. Third parties may also make claims against owners or operators of properties, or successors to such owners or operators, for personal injuries and property damage associated with releases of hazardous or toxic substances.

       When we identify a potential material environmental issue during our acquisition due diligence process, we analyze the risks, and, when appropriate, perform further environmental assessment to verify and quantify the extent of the potential contamination. Furthermore, where appropriate, we have established financial reserves for certain environmental matters. In addition, at times we, or one of the sellers from whom we purchased a business, have undertaken remediation projects. We do not anticipate, based on currently available information and current laws, that we will incur liabilities in excess of reserves to address environmental matters. However, in the event we discover new information or if laws change, we may incur significant liabilities, which may exceed our reserves.

  Title Laws

       In some states, when a vehicle is deemed a total loss, a salvage title is issued. Whether states issue salvage titles is important to the light vehicle recycling industry because an increase in vehicles that qualify as salvage vehicles provides greater availability and typically lowers the price of such vehicles. Currently, these titling issues are a matter of state law. In 1992, the U.S. Congress commissioned an advisory committee to study problems relating to vehicle titling, registration, and salvage. Since then, legislation has been introduced seeking to establish national uniform requirements in this area, including a uniform definition of a salvage vehicle. The light vehicle recycling industry will generally favor a uniform definition, since it will avoid inconsistencies across state lines, and will generally favor a definition that expands the number of damaged vehicles that qualify as salvage. However, certain interest groups, including repair shops and some insurance associations, may generally oppose this type of legislation. National legislation has not yet been enacted in this area, and there can be no assurance that such legislation will be enacted in the future.

  National Stolen Passenger Motor Vehicle Information System

       In 1992, Congress enacted the Anti Car Theft Act to deter trafficking in stolen vehicles. This law included the establishment of the National Stolen Passenger Motor Vehicle Information System to track and monitor stolen automotive parts. In April 2002, the Department of Justice published for comment proposed regulations to implement the National Stolen Passenger Motor Vehicle Information System. The proposed regulations require, among other things, that insurance companies, salvagers, dismantlers, recyclers, and repairers inspect salvage vehicles for the purpose of collecting the vehicle identification number and the part number for any "covered major part" that possesses the vehicle identification number. The requirement to collect this information would place substantial burdens on light vehicle recyclers, including us, that otherwise would not normally exist. It would place similar burdens on repair shops, which may further discourage the use by such shops of recycled products. The Department of Justice's comment period for the proposed regulations ended in June 2002, but final regulations have not been issued.

  Legislation Affecting Aftermarket Products

       The legislatures in a majority of states have considered legislation seeking to prohibit or restrict the use of aftermarket products in collision repair work and/or to require enhanced disclosure or vehicle owner consent before using aftermarket products in such repair work. Additional bills of this kind may be introduced in the future. An increase in the number of states passing such legislation or the passing of legislation with prohibitions or restrictions that are more severe than current laws could have a material adverse impact on our aftermarket products business.

       In addition, in 2000 a U.S. Congressman requested that the General Accounting Office ("GAO") review the role of the National Highway Traffic Safety Administration in regulating the safety and quality of aftermarket products. The GAO released its report in January 2001. This report may lead to Congressional hearings and possible future federal legislation, which could adversely impact our aftermarket business.

MANAGEMENT

Executive Officers and Directors

       The following table sets forth information regarding our executive officers and directors as of
August 31, 2005.

Name	Age	Position
Joseph M. Holsten	53	President, Chief Executive Officer and Director
Mark T. Spears	48	Senior Vice President and Chief Financial Officer
Stuart P. Willen	68	Senior Vice President of Midwest Region
Leonard A. Damron	54	Senior Vice President of Southeast Region
H. Bradley Willen	46	Vice President of Procurement and Product Pricing
Frank P. Erlain	50	Vice President of Finance and Controller
Victor M. Casini	43	Vice President, General Counsel and Secretary
Walter P. Hanley	39	Vice President of Development, Associate General Counsel and Assistant Secretary
Steven H. Jones	46	Vice President of West and Central Regions and Core Operations
Robert L. Wagman	41	Vice President of Insurance Services and Aftermarket Operations
Donald F. Flynn	66	Director and Chairman
A. Clinton Allen	61	Director
Robert M. Devlin	64	Director
Paul M. Meister	52	Director
John F. O'Brien	62	Director
William M. Webster, IV	47	Director

        Joseph M. Holsten joined us in November 1998 as our President and Chief Executive Officer. He was elected to our Board of Directors in February 1999. Prior to joining us, Mr. Holsten held various positions of increasing responsibility with North American and International operations of Waste Management, Inc. for approximately 17 years. From February 1997 until July 1998, Mr. Holsten served as Executive Vice President and Chief Operating Officer of Waste Management, Inc. From July 1995 until February 1997, he served as Chief Executive Officer of Waste Management International, plc where his responsibility was to streamline operating activities. Prior to working for Waste Management, Mr. Holsten was a staff auditor at a public accounting firm.

        Mark T. Spears joined us in July 1999 as our Senior Vice President and Chief Financial Officer. From November 1997 until June 1998, Mr. Spears served as Vice President, Controller and Principal Accounting Officer of Waste Management, Inc. As a member of a newly-installed executive management team, Mr. Spears helped Waste Management work through certain difficulties related to the restatement of its financial statements through the period ended September 30, 1997. Upon the merger of Waste Management and USA Waste Services Inc. in July 1998, Mr. Spears continued to serve as a Vice President until June 1999. From 1988 to November 1997, Mr. Spears held various positions of increasing responsibility in the U.S. and Europe with Waste Management and its subsidiaries. Prior to his employment with Waste Management, Mr. Spears, a certified public accountant, worked in public accounting for approximately nine years.

        Stuart P. Willen has been our Senior Vice President of Midwest Region since June 2003 and our Vice President of Midwest Region since July 1998 when we acquired Triplett Auto Recyclers, Inc., a light vehicle recycling business operating primarily in Ohio and western New York. Prior thereto, Mr. Willen had owned and operated that business since 1957. Mr. Willen is the father of H. Bradley Willen.

        Leonard A. Damron has been our Senior Vice President of Southeast Region since June 2003 and our Vice President of Southeast Region since July 1998 when we acquired Damron Auto Parts, Inc. and its affiliated entities, a light vehicle recycling business operating primarily in Florida and Georgia. Mr. Damron had owned and operated that business since 1976.

        H. Bradley Willen has been our Vice President of Procurement and Product Pricing since June 2003. He has managed procurement and pricing for us since January 2001. He was in charge of procurement, pricing, and inventory management for Triplett from August 1988 until December 2000. Prior thereto, from September 1986 until July 1988, Mr. Willen was an Assistant Vice President of Operations for Thomson McKinnon, a brokerage firm. Mr. Willen is the son of Stuart P. Willen.

        Frank P. Erlain has been our Vice President of Finance and Controller since our inception in February 1998. Mr. Erlain served as a Vice President of Flynn Enterprises, Inc., a venture capital, hedging, and consulting firm based in Chicago, Illinois, from 1995 to 1999. Prior to joining Flynn Enterprises, Mr. Erlain served as Vice President and Controller of Discovery Zone, Inc., an operator and franchisor of family entertainment centers, from September 1992 until May 1995 when Viacom Inc. acquired ownership and management control of Discovery Zone. Mr. Erlain remained as part of a transition team at Discovery Zone until August 1995. Mr. Erlain served as Controller of Peterson Consulting from 1990 until 1992, and as Controller/Treasurer (from 1985 to 1988) and Director, Information Services (from 1988 to 1990) for Hammacher Schlemmer & Co., a national cataloger and retailer. Mr. Erlain joined Cadlinc, Inc., a start-up firm serving the computer-aided manufacturing market, as Controller in 1984. Prior to 1984, Mr. Erlain, a certified public accountant, worked in public accounting for more than nine years.

        Victor M. Casini has been our Vice President, General Counsel and Secretary since our inception in February 1998. Mr. Casini also has been Executive Vice President and General Counsel of Flynn Enterprises since July 1992. Mr. Casini currently divides his time between his position with us and with Flynn Enterprises, working approximately 50% for us and 50% for Flynn Enterprises. Mr. Casini served as Senior Vice President, General Counsel and Secretary of Discovery Zone from July 1992 until May 1995. Prior to July 1992, Mr. Casini practiced corporate and securities law with the law firm of Bell, Boyd & Lloyd in Chicago, Illinois for more than five years.

        Walter P. Hanley has been our Vice President of Development, Associate General Counsel and Assistant Secretary since December 2002. Mr. Hanley served as Senior Vice President, General Counsel and Secretary of Emerald Casino, Inc., an owner of a license to operate a riverboat casino in the State of Illinois, from June 1999 until August 2002. From July 1996 until November 1999, he served as Senior Vice President, General Counsel and Secretary of Blue Chip Casino, Inc., an owner and operator of a riverboat gaming vessel in Michigan City, Indiana. Mr. Hanley served as Vice President and Associate General Counsel of Flynn Enterprises from May 1995 until February 1998 and as Associate General Counsel of Discovery Zone, Inc., an operator and franchisor of family entertainment centers, from March 1993 until May 1995. Prior to March 1993, Mr. Hanley practiced corporate and securities law with the law firm of Bell, Boyd & Lloyd.

        Steven H. Jones has been our Vice President of West and Central Regions and Core Operations since August 2005. From 1979 to March 1999, Mr. Jones co-owned and operated Mid-America Auto Parts, Inc., a light vehicle recycling business that we acquired in March 1999. From March 1999 to August 2005, he served in various positions with us, including as Region Development Consultant, Regional Manager, and Interim Plant Manager.

        Robert L. Wagman has been our Vice President of Insurance Services and Aftermarket Operations since August 2005. He has handled our relationships with insurance companies since October 1998 and our aftermarket operations since February 2004. From April 1995 to October 1998, Mr. Wagman served as the Outside Sales Manager of Triplett. Mr. Wagman started in our industry as an Account Executive for Copart Auto Auctions, a processor and seller of salvage vehicles through auctions, from 1987 to April 1995.

        Donald F. Flynn has been a director since our inception in 1998 and Chairman since February 1999. Mr. Flynn is and has been the sole stockholder of Flynn Enterprises since its inception in March 1992. Mr. Flynn also was the Vice Chairman of Blue Chip Casino, Inc., an owner and operator of a riverboat gaming vessel in Michigan City, Indiana, from February 1997 until November 1999, when Blue Chip was sold to Boyd Gaming Corporation. Mr. Flynn was Chairman of the board of Discovery Zone from July 1992 until May 1995, and remained a member of the board until February 1996. He was also Chief Executive Officer of Discovery Zone from July 1992 to April 1995. From 1972 through 1990, Mr. Flynn held various positions at Waste Management, including Senior Vice President and Chief Financial Officer. Mr. Flynn was one of three investors who acquired control of Blockbuster Entertainment Corporation, the world's largest video rental company, in 1987 and was a director thereof from February 1987 until September 1994 when Blockbuster was sold to Viacom Inc. Mr. Flynn also serves as a member of the Board of Trustees of Marquette University. Mr. Flynn is a director and major shareholder of Emerald Casino, Inc., an owner of a license to operate a riverboat casino in the State of Illinois. Kevin F. Flynn, Mr. Flynn's son and a former director of ours, was the Chief Executive Officer of Emerald from June 1999 to August 2002. In January 2001, the Illinois Gaming Board issued an initial decision, based on preliminary findings, to revoke Emerald's license based, among other things, on allegations that Donald Flynn and Kevin Flynn made certain misrepresentations to the Illinois Gaming Board in connection with investigations conducted by the Board and that two proposed minority investors in Emerald had ties to organized crime. Emerald and the Flynns denied the allegations, and Emerald appealed the decision to revoke the license. Subsequently, certain creditors filed an involuntary Chapter 7 bankruptcy petition against Emerald, which was converted by Emerald to a voluntary Chapter 11 case. The bankruptcy court confirmed a plan of reorganization in July 2004, which includes the dismissal of the revocation proceedings. In May 2005, the Illinois Gaming Board reversed its decision to support the plan of reorganization and has commenced a hearing in an attempt to revoke Emerald's license.

        A. Clinton Allen has been a director since May 2003. Mr. Allen is Chairman and Chief Executive Officer of A.C. Allen & Company, an investment banking consulting firm. Mr. Allen was Vice Chairman of Psychemedics Corporation, a provider of drug testing services, from October 1989 until March 2002 and Chairman of Psychemedics Corporation from March 2002 until November 2003. Mr. Allen was Vice Chairman and a director of The DeWolfe Companies, Inc., a real estate company, from 1991 until it was acquired by Cendant Corporation in September 2002. Additionally, he was a director and member of the executive committee of Swiss Army Brands Inc., a worldwide company selling knives, watches, and related accessories, from 1995 until it was acquired by Victorinox Corporation in August 2002. Mr. Allen is the Lead Director of Steinway Musical Instruments, Inc., a manufacturer of musical instruments; a director and non-executive Chairman of Collector's Universe, Inc., a provider of services and products to dealers and collectors of high-end collectibles; a director of Brooks Automation, a provider of automation technology to the semiconductor industry; and a director of Source Interlink Companies, Inc, an entertainment products marketing, merchandising, and fulfillment company.

        Robert M. Devlin has been a director since August 2003. Mr. Delvin has been the Chairman of Curragh Capital Partners, a private equity firm, since October 2001. Prior to October 2001, he was employed by American General Corporation and its affiliates since 1977, serving most recently as Chairman (since 1997), and President and Chief Executive Officer (since 1996). He was Vice Chairman of American General from September 1993 to October 1995 and served as director from October 1993 to September 2001. From September 1986 to September 1993, Mr. Devlin was President and Chief Executive Officer of American General Life. Mr. Devlin is a member of the board of directors of Cooper Industries, a manufacturer of electrical products, tools, and hardware. Mr. Devlin also serves as a member of the board of directors and on the executive committee of the International Insurance Society, Inc.

        Paul M. Meister has been a director since February 1999. Mr. Meister is Vice Chairman of the Board of Fisher Scientific International, Inc., which provides products and services to research, healthcare, industrial, educational, and government markets. He has been Vice Chairman of the Board of Fisher Scientific since March 2001 and was Vice Chairman, Executive Vice President and Chief Financial Officer of Fisher Scientific from March 1998 to February 2001. Prior to 1998, Mr. Meister served as Fisher Scientific's Senior Vice

President and Chief Financial Officer. In addition, Mr. Meister is a director of M&F Worldwide Corp. and National Waterworks, Inc.

        John F. O'Brien has been a director since July 2003. Mr. O'Brien currently is retired, but in addition to serving on our Board of Directors he is a director of Cabot Corporation, a global specialty chemicals corporation, a group of mutual funds managed by Merrill Lynch Investment Manager, an investment management advisory firm, The TJX Companies, Inc., a discount retailer of apparel and home fashions, and Abiomed, Inc., a developer and manufacturer of cardiovascular products. From August 1989 to November 2002, Mr. O'Brien was President and Chief Executive Officer of Allmerica Financial Corporation, a public insurance company. From 1968 to 1989, Mr. O'Brien held several positions at Fidelity Investments, including Group Managing Director of FMR Corporation (from 1986 to 1989), Chairman of Institutional Services Company (from 1986 to 1989) and Chairman of Brokerage Services, Inc. (from 1984 to 1989).

        William M. Webster, IV has been a director since June 2003. Mr. Webster co-founded Advance America, Cash Advance Centers, Inc., a nationwide deferred deposit, payday advance lender, in July 1997. Mr. Webster was the Chief Executive Officer of Advance America from its inception until August 26, 2005, and has served as its Vice Chairman since that date. Prior to founding Advance America, from May 1996 until May 1997, Mr. Webster served as Executive Vice President of Education Management Corporation, a provider of private post-secondary education in North America. Mr. Webster served as a member of the senior staff of the White House from October 1994 until October 1995.

Terms of Office

       All directors hold office until their successor is duly elected and qualified or until that director's earlier resignation or removal. Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

Committees of the Board of Directors

       Our Board of Directors has four standing committees. They are the Executive Committee, the Audit Committee, the Compensation Committee, and the Governance/Nominating Committee. The functions and membership of each Committee are described below.

       The Executive Committee, which is composed of Messrs. Flynn and Holsten, has the same powers and authority as the Board of Directors in connection with acquisitions by LKQ involving no more than $5,000,000 of consideration per acquisition and in connection with other matters as delegated by the Board of Directors.

       The Audit Committee's functions include selecting our independent registered public accounting firm; reviewing the arrangements for, and scope of, the independent registered public accounting firm's examination of our financial statements; meeting with the independent registered public accounting firm and certain of our officers to review the adequacy and appropriateness of our system of internal control and reporting, our critical accounting policies, and our public financial disclosures; ensuring compliance with our codes of ethics; and performing any other duties or functions deemed appropriate by the Board of Directors. Messrs. Meister, Allen, and O'Brien are currently the members of the Audit Committee. All of the Audit Committee members satisfy the independence, financial literacy, and expertise requirements of the rules of the Nasdaq National Market. Our Board of Directors has determined that Mr. Meister satisfies the requirements for an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission.

       The Compensation Committee is responsible for establishing and making recommendations to the Board of Directors regarding compensation to be paid to our executive officers and is responsible for the administration and interpretation of, and the granting of awards under, our equity benefit plans. Messrs. Allen, Devlin, and

O'Brien, who are all independent as defined in the Nasdaq National Market's listing standards, are currently the members of the Compensation Committee.

       The Governance/Nominating Committee is responsible for developing policies and processes designed to provide for effective and efficient governance by the Board of Directors and for identifying qualified individuals and nominating such individuals for membership on the Board of Directors and its committees. Messrs. Devlin, Meister, and Webster, each of whom are independent as defined in the Nasdaq National Market's listing standards, are currently the members of the Governance/Nominating Committee.

Compensation Committee Interlocks and Insider Participation

       The members of our Compensation Committee are Messrs. Allen, Devlin, and O'Brien. None of the members of our Compensation Committee has at any time been one of our officers or employees. None of our executive officers serves as a director or Compensation Committee member of any entity that has one or more of its executive officers serving as one of our directors or on our Compensation Committee.

Limitations on Liability and Indemnification of Directors and Officers

       Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, we have entered into indemnification agreements with our directors and officers containing provisions that are in some respects broader than the indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us to indemnify those individuals against liabilities that may arise by reason of their status or service as officers or directors (so long as they acted in good faith, in a manner not opposed to our best interest and with no reasonable cause to believe their conduct was unlawful), to advance their expenses incurred as a result of any proceedings against them as to which they could be indemnified, and to cover the indemnitee under directors' and officers' insurance. We also maintain directors' and officers' liability insurance. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

Compensation of Directors

       Each of our non-employee directors receives compensation of $12,500 each calendar quarter for serving on the board, and an additional $1,250 each calendar quarter for each committee (not including the Executive Committee) of which such director is a member. A director's compensation may be taken, at the option of the director, in cash or shares of our common stock. Directors are also reimbursed for their out-of-pocket expenses incurred in connection with such services.

       On January 29, 2004, we granted to Donald F. Flynn an option to purchase a total of 200,000 shares of common stock at an exercise price of $18.87 per share (the average of the high and low sale prices of our common stock on the Nasdaq National Market on January 29, 2004). The grant was in recognition of the significant contributions of Mr. Flynn's time and expertise toward the development and growth of LKQ Corporation. The option initially had a vesting schedule of 10% of the number of shares subject to the option on each six-month anniversary of the date of grant. In December 2004, the Compensation Committee accelerated the vesting schedule of the option to make it fully exercisable.

Stock Option and Compensation Plan for Non-Employee Directors

       Our board of directors adopted our Stock Option and Compensation Plan for Non-Employee Directors in June 2003, and the plan was approved by our stockholders in September 2003. We have reserved a total of 500,000 shares of common stock for issuance under the Stock Option and Compensation Plan for Non-Employee Directors.

       The option grants under the Stock Option and Compensation Plan for Non-Employee Directors are automatic, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

       Only non-employee directors are eligible for grants under our Stock Option and Compensation Plan for Non-Employee Directors. The plan provided for an initial grant to each then current non-employee director of an option to purchase 30,000 shares of common stock upon the consummation of our initial public offering, with an exercise price equal to the initial public offering price. The plan also provides for an initial grant to a new non-employee director of an option to purchase 30,000 shares of common stock upon his or her initial election to the board of directors. Subsequent to the initial grants, each non-employee director is automatically granted an option to purchase 10,000 shares of common stock on each anniversary of the granting of the initial stock option to that non-employee director.

       The initial term of the options granted under the Stock Option and Compensation Plan for Non-Employee Directors is ten years. If the optionee ceases to be a director of the Company for any reason, the options will expire upon the earlier of five years after termination of the optionee's status as a director or the expiration of the initial term. Each option will become exercisable with respect to all of the shares subject to the option six months after the date of its grant. If we engage in a merger, consolidation or reorganization with another company, each option to purchase a share of common stock will become exercisable for the number and kind of securities to which holders of our common stock will be entitled under the transaction.

       The Stock Option and Compensation Plan for Non-Employee Directors will terminate in June 2013, unless our board of directors terminates it sooner.

Compensation of Executive Officers

       The following table sets forth, on an annualized basis with respect to salary information, information regarding the compensation we paid to our Chief Executive Officer and our four other highest compensated executive officers (hereinafter, the "Named Executive Officers") for all services they rendered to us during 2004, 2003, and 2002. We can make awards of restricted stock under our equity incentive plan, although we have not awarded any restricted stock to date. We do not have a long-term incentive plan.

Summary Compensation Table

Annual Compensation
Name and Principal Position	Fiscal Year			Long Term Compensation Awards—Securities Underlying Options	All Other Compensation(1)
		Salary	Bonus
Joseph M. Holsten Chief Executive Officer	2004 2003 2002	$425,000 393,750 393,750	$318,750 460,688 230,344	50,000 150,000 76,250	$13,249 12,704 9,547
Mark T. Spears Chief Financial Officer	2004 2003 2002	$304,000 288,750 288,750	$152,000 225,225 112,613	25,000 100,000 86,000	$9,120 8,683 8,676
Stuart P. Willen Senior Vice President of Midwest Region	2004 2003 2002	$275,000 275,000 250,000	$13,750 116,638 95,917	— — —	$7,632 7,662 7,521
Leonard A. Damron Senior Vice President of Southeast Region	2004 2003 2002	$250,000 250,000 250,000	$94,000 19,500 9,850	— — 16,000	— — —
H. Bradley Willen Vice President of Procurement and Product Pricing	2004 2003 2002	$220,000 215,000 205,000	$22,000 90,945 64,302	11,500 18,000 18,100	$6,612 6,134 4,095

(1)
Amounts paid represent matching contributions under our 401(k) plan or the retirement plan that supplements our 401(k) plan for highly compensated employees.

       The following table sets forth individual grants of stock options made to the Named Executive Officers during 2004.

Option Grants in Last Fiscal Year

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
		Percent of Total Options/SARs Granted to Employees in Fiscal Year
Name	Number of Securities Underlying Options Granted(1)		Exercise Price Per Share(2)	Expiration Date
					5%	10%
Joseph M. Holsten	50,000	11.0%	$17.96	1/9/14	$564,747	$1,431,181
Mark T. Spears	25,000	5.5%	17.96	1/9/14	282,374	715,590
Stuart P. Willen	—	—	—	—	—	—
Leonard A. Damron	—	—	—	—	—	—
H. Bradley Willen	11,500	2.5%	$17.96	1/9/14	$129,892	$329,172

(1)
At the time they were granted, each of the options was scheduled to become exercisable with respect to 10% of the number of shares subject to such option on each six month anniversary of the date of grant over a total of five years. On January 10, 2005, each option was amended to make it fully exercisable immediately.
(2)
Under our employee stock option plan pursuant to which these options were granted, the exercise price must be no less than the fair market value of our common stock on the date of grant.
(3)
These amounts represent certain assumed annual rates of appreciation calculated from $17.96, pursuant to the rules of the Securities and Exchange Commission as interpreted by the Commission's staff. Actual gains, if any, on stock option exercises and common stock holdings depend on the future performance of our common stock. These amounts do not represent our estimate of future stock price performance.

       The following table provides information about the value realized upon the exercise of options to purchase our common stock in 2004 and the value of unexercised options to purchase our common stock at December 31, 2004, for the Named Executive Officers.

Aggregate 2004 Option Exercises and Year End Values

			Number of Securities Underlying Unexercised Options at 12/31/04		Value of Unexercised In-the-Money Options at 12/31/04(1)
Name	Shares Acquired On Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph M. Holsten	—	—	448,125	248,125	$4,357,194	$2,379,794
Mark T. Spears	—	—	245,500	175,500	1,892,035	1,782,935
Stuart P. Willen	—	—	14,000	6,000	238,980	102,420
Leonard A. Damron	—	—	12,000	14,000	164,840	198,980
H. Bradley Willen	—	—	32,100	36,500	382,443	350,519

(1)
This column indicates the aggregate amount, if any, by which the market value of our common stock on December 31, 2004 exceeded each option's exercise price, based on the closing per share sale price of our common stock on the Nasdaq National Market on December 31, 2004 of $20.07.

       The following table provides information about our common stock that may be issued upon the exercise of options under all of our equity compensation plans as of December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	3,806,985	$11.79	1,007,330	(1)
Equity compensation plans not approved by stockholders	175,000	10.00	—

(1)
In May 2005, stockholders approved an amendment to the 1998 Equity Incentive Plan to increase the number of shares available for issuance under the plan by 2,000,000.

Employee Benefit Plans

  1998 Equity Incentive Plan

       On February 13, 1998, our board of directors adopted and our stockholders approved the LKQ Corporation 1998 Equity Incentive Plan which was subsequently amended in March 2002 and May and August 2005. The purpose of the equity incentive plan is to benefit us and our subsidiaries by enabling us to offer persons associated with us stock-based incentives.

       Under the equity incentive plan, we may grant stock options, awards of restricted stock, stock appreciation rights, performance shares, and performance units. The compensation committee has the authority to administer the equity incentive plan and may make awards encompassing a total of not more than 7,000,000 shares of common stock. Shares subject to awards granted under the equity incentive plan that are returned to us as payment for the exercise price or tax withholding amount relating to the award or with respect to which awards expire or are forfeited or are paid in cash, would again be available for grant under the equity incentive plan.

       The compensation committee has the power to set the terms and conditions to which each award is subject, including the times at which it is exercisable, except that: (i) the exercise price may not be less than the fair market value of the common stock on the date the award is granted, (ii) the period of restriction for restricted stock must be a minimum of one year for performance-based awards and a minimum of three years for non-performance-based awards, and (iii) the performance period for performance shares and performance units must be a minimum of one year.

       Upon a change in control, awards under the equity incentive plan become immediately exercisable, restrictions thereon lapse, and maximum payout opportunities are deemed earned, as the case may be, as of the effective date of the change in control. The board of directors may amend or terminate the equity incentive plan in whole or in part at any time, subject to applicable law, rule, or regulation; provided, however, that the Board may not, without stockholder approval, (i) materially increase the benefits accruing to participants, (ii) materially increase the number of securities which may be issued under the equity incentive plan, or (iii) materially modify the requirements for participation in the equity incentive plan. No amendment, modification, or termination of the equity incentive plan can adversely affect in any material way any award previously granted, without the written consent of the participant holding such award.

  CEO Plan

       On November 2, 1998, we adopted a separate equity incentive plan known as the CEO plan. The terms of the CEO plan are substantially the same as the terms of the 1998 Equity Incentive Plan except the board of directors administers the plan and the exercise price of options granted under the CEO plan may be less than the fair market value of the common stock on the date the option is granted. We granted 175,000 options under the CEO plan with an exercise price of $10.00 per share at a time when options under the equity incentive plan were granted with an exercise price of $12.50 per share. The difference between the fair market value and the option exercise price was recorded as deferred compensation and was charged against operating income over the five year vesting period of the option. There are no additional shares available for award under the CEO Plan. The CEO Plan was not approved by our stockholders.

  Retirement Plans

       We have a 401(k) plan covering substantially all of our employees, including our executive officers, who have been employed for at least six months. The 401(k) plan allows participants to defer their salary in amounts up to the statutory limit each year. We currently make matching contributions equal to 50% of the portion of the participant's contributions that does not exceed 6% of the participant's salary. We may, at our sole discretion, make annual profit-sharing contributions to participants. Each participant is fully vested in such participant's contributions and any earnings they generate. Each 401(k) participant becomes vested in our matching contributions, and any earnings they generate, in the amounts of 50%, 75%, and 100% after two, three, and four years of service, respectively. Each participant becomes vested in our profit sharing contributions, if any, and any earnings they generate, in the amounts of 25%, 50%, 75%, and 100% after one, two, three, and four years of service, respectively.

       We also have two plans that supplement the 401(k) plan for highly compensated employees, or HCEs. The first supplemental plan was adopted in August 1999. In October 2004, Congress passed a new law requiring certain changes to our supplemental plan. The Internal Revenue Service issued initial guidance in December 2004 regarding the implementation of the new law. Although formal compliance with the new law is not required until the end of 2005, companies were expected to operate their plans in good faith compliance with the new law starting on January 1, 2005. In March 2005, we adopted a second supplemental plan (effective as of January 1, 2005). The second supplemental plan is substantially similar to the first plan, except for changes made to comply with the new law, which relate to the timing and form of payments under the plan. The first supplemental plan remains in effect for contributions made prior to December 31, 2004. The second supplemental plan applies to contributions commencing as of January 1, 2005.

       All of our executive officers are HCEs. The tax laws impose a maximum percentage of salary that can be contributed each year by HCEs to our 401(k) plan depending on the participation level of non-HCEs. The supplemental plans operate similarly to the 401(k) plan except that contributions by HCEs to the supplemental plans are not subject to the statutory maximum percentage. The terms of the supplemental plans impose a maximum annual contribution on each participant of 50% of the HCE's salary and 100% of commissions and bonuses. In addition, the supplemental plans authorize the Compensation Committee to set a maximum annual contribution amount, which is currently $50,000. Each quarter we transfer from the supplemental plans to the 401(k) plan, on behalf of each HCE who so elects, the maximum amount that could have been contributed directly to the 401(k) plan. The balance remaining in each HCE's account in the supplemental plans is a general asset of ours, and in the event of our insolvency, the HCE would be a general, unsecured creditor with respect to such amount.

  Bonus Program

       We have a bonus program for certain of our key employees, including our executive officers. Under the bonus program, each participant is eligible to receive a cash payment equal to a percentage of the participant's base salary, which percentage is dependent on the achievement of specified levels of financial performance of the Company each fiscal year.

PRINCIPAL AND SELLING STOCKHOLDERS

       The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31 2005, by:

  •
  each stockholder known by us (based on filings made by such persons with the Securities and Exchange Commission) to be the beneficial owner of more than 5% of our outstanding common stock;

  •
  each of our directors and named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each of the selling stockholders.

       We have determined beneficial ownership in the table below in accordance with the rules of the Securities and Exchange Commission. Except as specified below, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, subject to community property laws where applicable.

       The percentage of beneficial ownership for the following table is based on 21,300,767 shares of our common stock outstanding as of August 31, 2005. For purposes of calculating beneficial ownership after the offering, we have assumed that 23,300,767 shares of our common stock will be outstanding upon completion of the offering, assuming no exercise of the underwriters' over-allotment. In computing the number of shares beneficially owned by a person and the percentage ownership of that person we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of August 31, 2005 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person.

       Except as otherwise noted, the address of the beneficial owner is c/o LKQ Corporation, 120 North LaSalle Street, Suite 3300, Chicago, Illinois 60602.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering(1)
Name and Address of Beneficial Owner			Number of Shares Offered
	Number	Percent		Number	Percent
Donald F. Flynn(2) c/o Flynn Enterprises, Inc. 676 North Michigan Avenue, Suite 4000 Chicago, Illinois 60611	2,133,502	9.8%
Leonard A. Damron(3) 4950 W. Norvell Bryant Highway Crystal River, Florida 34429	1,780,235	8.2%
Kevin F. Flynn(4) c/o Flynn Enterprises, Inc. 676 North Michigan Avenue, Suite 4000 Chicago, Illinois 60611	1,335,706	6.2%
Waddell & Reed Investment Management Company(5) 6300 Lamar Avenue Overland Park, KS 66202	1,092,176	5.1%
A. Clinton Allen(6)	113,000	*			*
Robert M. Devlin	90,000	*			*
Paul M. Meister	159,103	*			*
John F. O'Brien	90,000	*			*
William M. Webster, IV	85,000	*			*
Joseph M. Holsten	808,625	3.7%
Mark T. Spears	479,700	2.2%
Stuart P. Willen	64,000	*			*
H. Bradley Willen(7)	174,667	*			*
All directors and executive officers as a group (16 persons)	6,549,958	27.2%

*
Less than 1 percent.
(1)
Shares are considered beneficially owned, for the purpose of this table only, if held by the person indicated as beneficial owner, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security, or if the person has the right to acquire beneficial ownership within 60 days, unless otherwise indicated in these footnotes. The numbers and percentages of shares owned by the persons or group of persons in this table assume in each case that currently outstanding stock options or warrants covering shares of common stock that were exercisable within 60 days of August 31, 2005 had been exercised by that person or group as follows: Donald F. Flynn—458,244; Leonard A. Damron—520,235; Kevin F. Flynn—218,244; A. Clinton Allen—40,000; Robert M. Devlin—40,000; Paul M. Meister—40,000; John F. O'Brien—40,000; William M. Webster, IV—40,000; Joseph M. Holsten—736,875; Mark T. Spears—429,700; Stuart P. Willen—18,000; H. Bradley Willen—58,420; all directors and executive officers as a group—2,807,464.
(2)
Includes 1,575,258 shares of common stock owned by DNB, L.P., a Delaware limited partnership wholly-owned by Mr. Flynn, which represents 7.4% of the shares of common stock currently outstanding and will represent            % of the shares of common stock outstanding upon completion of the offering.
(3)
Includes 1,250,000 shares of common stock owned by Damron LKQ Limited Partnership, a Colorado limited partnership indirectly wholly-owned by Mr. Damron, which represents 5.9% of the shares of common stock currently outstanding and will represent            % of the shares of common stock outstanding upon completion of the offering.
(4)
Includes 1,117,462 shares of common stock owned by the Kevin F. Flynn June, 1992 Non-Exempt Trust, of which Mr. Flynn is the trustee and beneficiary, which represents 5.3% of the shares of common stock currently outstanding and will represent            % of the shares of common stock outstanding upon completion of the offering.
(5)
Information reported is based on a Schedule 13G as filed with the Securities and Exchange Commission on February 8, 2005.
(6)
Includes 1,000 shares held by an IRA, of which Mr. Allen is the beneficiary, and 7,000 shares owned by Mr. Allen's wife.
(7)
Includes 116,247 shares of common stock owned by the H. Bradley Willen Grantor Trust, of which Mr. Willen is the sole trustee and beneficiary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

       We have entered into a number of related party transactions that we believe are on terms no less favorable to us than otherwise could have been obtained from unaffiliated third parties.

Headquarters Lease

       Until July 31, 2004, we leased office space for our headquarters in Chicago, Illinois pursuant to a sublease with Emerald Ventures, Inc. Kevin F. Flynn, a son of Donald F. Flynn and a stockholder and former director of the company, is the sole owner of Emerald Ventures, Inc. The sublease was on substantially the same terms as the main lease between Emerald Ventures, Inc. and its lessor. The total amount paid under this sublease was approximately $263,000, $254,000, and $163,000 during 2002, 2003, and 2004, respectively. We entered into a new lease directly with the owner of the building for the period commencing on August 1, 2004. The owner of the building is not affiliated with us. Emerald Ventures, Inc. now subleases office space from us on a month-to-month basis. There is no written agreement for this sublease. Emerald Ventures pays to us the amount of rent and operating expenses we pay to the owner of the building multiplied by a fraction, the numerator of which is the number of Emerald Ventures employees occupying the space and the denominator of which is the total number of persons occupying the space. The total amount paid to us pursuant to this sublease arrangement was approximately $33,900 during 2004.

Facilities Leases

       We lease various properties where our facilities operate. Three of those properties are owned by affiliates of Leonard A. Damron, a Named Executive Officer and stockholder. Our subsidiaries lease properties from these affiliates of Mr. Damron in Crystal River, Florida; Melbourne, Florida; and Jenkinsburg, Georgia. The aggregate annual rent under these three leases was approximately $714,000, $747,000, and $794,000 in 2002, 2003, and 2004, respectively. Each of these leases was negotiated in 1998 on an arms-length basis in connection with our acquisition of Mr. Damron's business. In addition, three properties where we operate facilities are co-owned by Steven H. Jones, an executive officer and stockholder. A subsidiary of ours leases these properties located in Topeka and Lawrence, Kansas from the owners (including Mr. Jones). The aggregate rent paid to Mr. Jones under these leases was approximately $151,500 in each of 2002, 2003, and 2004. Each of these leases was negotiated in 1999 on an arms-length basis in connection with our acquisition of Mr. Jones's business.

Reimbursements to our Chairman

       Donald F. Flynn, the Chairman of the Board and a stockholder, is the sole owner of Flynn Enterprises. Mr. Flynn and certain employees of Flynn Enterprises incur expenses in connection with work they perform on our behalf. We reimburse Flynn Enterprises for such expenses. We also reimburse Flynn Enterprises for the use of an airplane which we use from time to time for business trips. We reimbursed Flynn Enterprises approximately $12,800, $152,900, and $54,700 for such expenses in 2002, 2003, and 2004, respectively.

Fee Warrants

       Our financial results for the third quarter of 2000 caused us to breach certain covenants of our credit facility including the covenants relating to operating income and minimum required ratio of funded debt to earnings before interest, taxes, depreciation, and amortization. On February 14, 2001, we entered into an amendment to the credit agreement with our banks that waived the breaches and modified certain of the covenants.

       As part of the amendment, the banks required that our stockholders guaranty $10 million of our debt, with the guaranties secured by letters of credit or other highly liquid collateral acceptable to the banks. All of our stockholders were given the opportunity to participate in this transaction. Thirty of our stockholders provided the guaranties, including the following persons: Donald F. Flynn, Chairman of the Board; Kevin F. Flynn, former director and son of Donald Flynn; Brian J. Flynn, son of Donald Flynn; Robert W. Flynn, brother of Donald Flynn; Stuart P. Willen, Senior Vice President of Midwest Region; H. Bradley Willen, Vice President of Procurement and Product Pricing and son of Stuart Willen; Todd D. Willen, son of Stuart Willen; and Leonard A. Damron, Senior Vice President of Southeast Region.

       In exchange for providing the guaranties, each guarantor received certain rights, including a guaranty fee. The guaranty fee consisted of each guarantor's pro rata portion of warrants, referred to herein as fee warrants, to purchase a total of 1,961,112 shares of our common stock (10% of our then outstanding shares of common stock assuming exercise of these warrants) at an exercise price of $2.00 per share. The number of shares of common stock subject to the warrants received by each of the persons identified above was at the time of issuance as follows:

Guarantor	Number of Shares
Donald F. Flynn	218,245
Kevin F. Flynn	218,244
Brian J. Flynn	218,244
Robert W. Flynn	98,056
Stuart P. Willen	49,964
H. Bradley Willen	31,018
Todd D. Willen	30,313
Leonard A. Damron	501,035

Related Party Employees

       During fiscal years 2002, 2003, and 2004, Casey L. Damron and M. Chad Damron, sons of Leonard A. Damron, our Senior Vice President of Southeast Region, were employed by us as a Plant Manager—Sales & Marketing and a Plant Manager—Operations, respectively. Casey L. Damron was paid an aggregate salary (including bonus and amounts paid as matching contributions under our supplemental plan) of $120,126, $114,577, and $124,268 for his services during 2002, 2003, and 2004, respectively, and M. Chad Damron was paid an aggregate salary (including bonus and amounts paid as matching contributions under our supplemental plan) of $119,029, $114,654, and $128,653 for his services during 2002, 2003, and 2004, respectively. Both Casey L. Damron and M. Chad Damron participate in a nonqualified retirement plan for certain employees of one of our subsidiaries that we agreed to continue when the subsidiary was acquired. We fund the plan through premium payments on life insurance policies that we own and maintain to meet the obligations under the plan. Todd D. Willen, the son of Stuart P. Willen, our Senior Vice President of Midwest Region, and brother of H. Bradley Willen, our Vice President of Procurement and Product Pricing, was employed by us as a Plant Manager during fiscal years 2002, 2003, and 2004 and was paid an aggregate salary (including bonus and amounts paid as matching contributions under our 401(k) plan) of $293,526, $301,557, and $244,904 for his services during 2002, 2003, and 2004, respectively.

DESCRIPTION OF CAPITAL STOCK

       We are authorized to issue up to 500,000,000 shares of common stock. Each share has a par value of $0.01. The following description summarizes various provisions of our capital stock. The summary is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the provisions of applicable Delaware law.

Common Stock

       Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. The holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. The payment of dividends is limited by the terms of our credit facility. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities.

       The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Warrants

       On February 14, 2001, we issued the fee warrants, which entitled the holders to purchase a total of 1,961,112 shares of common stock at an exercise price of $2.00 per share. The fee warrants became exercisable upon issuance and will expire on February 14, 2006. As of June 30, 2005, there were 1,268,111 fee warrants outstanding.

Options

       As of June 30, 2005, options to purchase a total of 4,295,495 shares of common stock were outstanding, of which 3,277,805 have vested. The exercise prices of the outstanding options range from $1.00 to $18.87, with a weighted average of $12.69.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

       Some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. These provisions include:

  Special Meetings of Stockholders

       Our certificate of incorporation provides that special meetings of our stockholders may be called only by the president or by a majority of the board of directors. As a result, stockholders must rely on the board of directors to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction and would have to comply with the notice provisions described below. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

  Advance Notice Procedure

       Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Generally, the advance notice provisions require that written notice of the proposals or nominations must be given to our secretary no less than 60 days nor more than 90 days prior to the annual meeting. However, if notice or prior public disclosure of the annual meeting date is given less than 70 days prior to the meeting, the notice must be received by our secretary no later than the close of business on the tenth day following the day on which notice of the annual meeting date was mailed or public disclosure was made, whichever occurs first.

       At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting, brought before the meeting by or at the direction of the board of directors, or brought before the meeting by a stockholder who has complied with the notice provisions described above. Our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

  No Stockholder Action by Written Consent

       Delaware law provides that stockholders may take action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent, which we have done. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions because actions by written consent are not subject to the minimum notice requirement of a stockholder meeting. The elimination of stockholders' written consents may also deter hostile takeover attempts. Without the availability of stockholders' actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors to call a special stockholder meeting or comply with the notice periods applicable to annual meetings.

  Authorized but Unissued Shares

       The authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our stock by means of a proxy contest, tender offer, merger, or otherwise.

  Material Provisions of Delaware Law

       We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in any business combination transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors prior to the date the interested stockholder obtained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       A "business combination" is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or at any time in the previous three years owned, 15% or more of a corporation's voting stock. The statute could have the effect of prohibiting or delaying mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is LaSalle Bank National Association. Its address is 135 South LaSalle Street, Chicago, Illinois 60603.

UNDERWRITING

       Under an underwriting agreement dated                      , 2005, we and the selling stockholders have agreed to sell to the underwriters named below the indicated number of shares of our common stock:

Underwriters	Number of Shares
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Morgan Keegan & Company, Inc.
Barrington Research Associates, Inc.

Total

       The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

  Commissions and Discounts.

       The underwriters have advised us that the underwriters propose to offer our common stock at the public offering price on the cover page of this prospectus less a selling concession of $            per share. The underwriters may allow a discount of not more than $            per share on sales to other broker/dealers. After the offering, the public offering price and selling concession and discount to dealers may be changed by the representatives. As used in this section:

  •
  Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us and the selling stockholders, and the representatives are the four firms acting on behalf of the underwriters.

  •
  Selling group members are securities broker/dealers to whom the underwriters may sell shares of common stock at the public offering price less the underwriting discount, but who do not have a contractual commitment to purchase shares from us.

  •
  Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

  •
  The syndicate consists of the underwriters and the selling group members.

       The following table summarizes the compensation and estimated expenses that we will pay. The compensation we and the selling stockholders will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriters have not received and will not receive from us or the selling stockholders any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rule of fair price.

	Per Share		Total
	Without over-allotment	With over-allotment	Without over-allotment	With over-allotment
Public Offering Price
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

       We have agreed to pay all of the expenses in connection with this offering, which we estimate will be approximately $            . The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, the Nasdaq listing fees and filing fees paid to the Securities and Exchange Commission.

  Over-allotment Option.

       We have granted the underwriters a 30-day option to purchase up to 412,500 shares of our common stock at the public offering price less the underwriting discount. This option may be exercised only to cover over-allotments, if any, of our common stock.

  Indemnity.

       We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters may be required to make in that respect.

  Lock-Up Agreements.

       We have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the underwriters waive such an extension.

       Our executive officers, directors and the selling stockholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event, as applicable, unless the underwriters waive such an extension.

  Stabilization.

       The underwriters have advised us that they may engage in transactions, including stabilizing bids, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.

  •
  A "syndicate covering transaction" is a bid for or the purchase of common stock on behalf of the underwriters to reduce a short position created by the underwriters in connection with this offering.

  •
  A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter in connection with this offering if the common stock originally sold by that underwriter is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by that underwriter.

       These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters have advised us that these transactions may be effected on Nasdaq or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above, and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

  Trading Market for Common Stock.

       The shares of our common stock are traded on the Nasdaq National Market under the symbol "LKQX."

  Selling Stockholders.

       The selling stockholders that participate in the distribution of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any proceeds from the sale of our common stock received by them may be deemed to be underwriting compensation under the Securities Act of 1933. To the extent a selling stockholder may be deemed to be an underwriter, it may be subject to certain statutory liabilities under the Securities Act of 1933, including but not limited to Sections 11 and 12 of the Securities Act of 1933.

LEGAL MATTERS

       Certain legal matters with respect to the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Bell, Boyd & Lloyd LLC, Chicago, Illinois. As of the date of this prospectus, certain attorneys of Bell, Boyd & Lloyd LLC beneficially owned an aggregate of 22,000 shares of our common stock. Certain legal matters will be passed on for the underwriters by McDermott Will & Emery LLP, Chicago, Illinois.

EXPERTS

       The financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and the report on the financial statements includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

       We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, omits certain of the information contained in the registration statement and the exhibits and schedules thereto on file with the Securities and Exchange Commission pursuant to the Securities Act of 1933. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits and schedules filed as a part of the registration statement. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

       We are required to file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. You can obtain our filings, including the registration statement and the exhibits, over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. We also make our public filings available free of charge at our website located at http://www.lkqcorp.com. Our website and the information contained on it shall not be deemed to be incorporated by reference into this prospectus or the registration statement of which it forms a part.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets at June 30, 2005 (unaudited) and December 31, 2004 and 2003	F-3
Consolidated Statements of Operations for the six months ended June 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-4
Consolidated Statements of Stockholders' Equity and Other Comprehensive Income for the six months ended June 30, 2005 (unaudited) and for the three years ended December 31, 2004	F-5
Consolidated Statements of Cash Flows for the six months ended June 30, 2005 and 2004 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LKQ Corporation:

       We have audited the accompanying consolidated balance sheets of LKQ Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and other comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule for each of the three years in the period ended December 31, 2004 included in Item 16(b) of the Company's Registration Statement on Form S-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein for each of the three years in the period ended December 31, 2004.

       As discussed in Note 1, effective January 1, 2002, the Company changed its method of accounting for goodwill and intangible assets upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets.

       We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2005, which is not included herein, expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/  DELOITTE & TOUCHE LLP
Chicago, Illinois
March 8, 2005

LKQ CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

		December 31,
	June 30, 2005
Assets		2004	2003
	(unaudited)
Current Assets:
Cash and equivalents	$2,315	$1,612	$16,082
Restricted cash	467	—	—
Receivables, net	31,633	28,305	22,542
Inventory	81,446	74,150	54,003
Deferred income taxes	1,339	1,109	422
Prepaid expenses	2,113	2,266	2,656

Total Current Assets	119,313	107,442	95,705
Property and Equipment, net	74,323	70,730	43,893
Intangibles
Goodwill	118,227	100,319	50,799
Other intangibles, net	100	45	47
Deferred Income Taxes	3,501	4,622	8,556
Other Assets	6,302	5,117	4,154

Total Assets	$321,766	$288,275	$203,154

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$9,364	$8,424	$6,831
Accrued expenses
Accrued payroll-related liabilities	8,042	6,731	4,661
Accrued procurement liability	2,407	1,989	1,179
Other accrued expenses	10,088	8,249	5,267
Income taxes payable	956	1,251	—
Deferred revenue	3,171	2,602	2,030
Current portion of long-term obligations	276	317	1,553

Total Current Liabilities	34,304	29,563	21,521
Long-Term Obligations, excluding Current Portion	56,269	49,945	2,444
Other Noncurrent Liabilities	4,016	4,079	4,561
Redeemable Common Stock, $0.01 par value, 50,000 shares issued	617	617	617
Commitments and Contingencies
Stockholders' Equity:
Common stock, $0.01 par value, 500,000,000 shares authorized, 21,026,802, 20,565,413, and 19,476,831 shares issued at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively	210	206	195
Additional paid-in capital	207,863	201,484	191,602
Warrants	259	261	508
Retained earnings (Accumulated deficit)	17,168	1,140	(19,433)
Accumulated other comprehensive income	1,060	980	1,139

Total Stockholders' Equity	226,560	204,071	174,011

Total Liabilities and Stockholders' Equity	$321,766	$288,275	$203,154

The accompanying notes are an integral part of the consolidated financial statements.

LKQ CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Revenue	$269,830	$204,951	$424,756	$327,974	$287,125
Cost of goods sold	142,702	108,514	227,140	174,238	154,574

Gross margin	127,128	96,437	197,616	153,736	132,551
Facility and warehouse expenses	28,956	22,529	47,815	38,679	35,778
Distribution expenses	29,493	22,427	47,927	35,263	28,530
Selling, general, and administrative expenses	36,444	29,247	60,095	48,289	42,385
Depreciation and amortization	4,029	3,222	6,872	5,446	5,014

Operating Income	28,206	19,012	34,907	26,059	20,844
Other (income) expense:
Interest expense	1,307	812	1,551	2,074	2,913
Stockholder loan guarantee fee	—	—	—	—	160
Interest income	(58)	(22)	(46)	(51)	(165)
Other income, net	(240)	(146)	(455)	(117)	(332)

Total other expense	1,009	644	1,050	1,906	2,576

Income before provision for income taxes and cumulative effect of change in accounting principle	27,197	18,368	33,857	24,153	18,268
Provision for income taxes	11,169	7,390	13,284	9,577	7,263

Income before cumulative effect of change in accounting principle	16,028	10,978	20,573	14,576	11,005
Cumulative effect of change in accounting principle, net of tax (see Note 1)	—	—	—	—	(49,899)

Net income (loss)	$16,028	$10,978	$20,573	$14,576	$(38,894)

Basic earnings (loss) per share:
Income before cumulative effect of change in accounting principle	$0.77	$0.55	$1.03	$0.90	$0.62
Cumulative effect of change in accounting principle, net of tax (see Note 1)	—	—	—	—	(2.82)

Net income (loss)	$0.77	$0.55	$1.03	$0.90	$(2.20)

Diluted earnings (loss) per share:
Income before cumulative effect of change in accounting principle	$0.69	$0.49	$0.92	$0.80	$0.57
Cumulative effect of change in accounting principle, net of tax (see Note 1)	—	—	—	—	(2.57)

Net income (loss)	$0.69	$0.49	$0.92	$0.80	$(2.00)

The accompanying notes are an integral part of the consolidated financial statements.

LKQ CORPORATION AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
and Other Comprehensive Income
(In thousands)

	Common Stock
						Related Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income
	Shares Issued	Amount	Additional Paid-In Capital	Warrants	Deferred Compensation Expense			Total Stockholders' Equity
BALANCE, January 1, 2002	17,658	$176	$154,659	$546	$(161)	$4,885	$—	$160,105
Net loss	—	—	—	—	—	(38,894)		(38,894)

Total comprehensive loss	—	—	—	—	—	—	—	(38,894)
Retirement of stock	(17)	—	(103)	—	—	—	—	(103)
Repurchase of common shares	(15)	—	(120)	—	—	—	—	(120)
Recognition of deferred compensation	—	—	—	—	88	—	—	88
Exercise of stockholder guarantor warrants	13	—	28	(3)	—	—	—	25
Exercise of stock options, including related tax benefits of $9	6	—	27	—	—	—	—	27

BALANCE, December 31, 2002	17,645	$176	$154,491	$543	$(73)	$(34,009)	$—	$121,128

Net income	—	—	—	—	—	14,576	—	14,576
Unrealized gain on investment in equity securities, net of tax	—	—	—	—	—	—	1,139	1,139

Total comprehensive income	—	—	—	—	—	—	—	15,715
Sale of common stock	5,000	50	58,219	—	—	—	—	58,269
Repurchase of common shares from related parties	(3,557)	(35)	(22,867)	—	—	—	—	(22,902)
Retirement of common stock	(80)	(1)	(559)	—	—	—	—	(560)
Equity-related compensation expense	—	—	15	—	—	—	—	15
Recognition of deferred compensation	—	—	—	—	73	—	—	73
Exercise of stockholder guarantor warrants	171	2	375	(35)	—	—	—	342
Exercise of stock options including related tax benefits of $568	298	3	1,928	—	—	—	—	1,931

BALANCE, December 31, 2003	19,477	$195	$191,602	$508	$—	$(19,433)	$1,139	$174,011

Net income	—	—	—	—	—	20,573	—	20,573
Unrealized loss on investment in equity securities, net of tax	—	—	—	—	—	—	(127)	(127)
Foreign currency translation	—	—	—	—	—	—	(32)	(32)

Total comprehensive income	—	—	—	—	—	—	—	20,414
Stock issued in acquisitions	187	2	3,373	—	—	—	—	3,375
Stock issued as director compensation	2	—	45	—	—	—	—	45
Equity-related compensation expense	—	—	157	—	—	—	—	157
Expiration of warrants issued in acquisitions	—	—	12	(12)	—	—	—	—
Exercise of warrants issued in acquisitions	50	1	882	(133)	—	—	—	750
Exercise of stockholder guarantor warrants	503	5	1,103	(102)	—	—	—	1,006
Exercise of stock options including related tax benefits of $1,127	346	3	4,310	—	—	—	—	4,313

BALANCE, December 31, 2004	20,565	$206	$201,484	$261	$—	$1,140	$980	$204,071

Net income (unaudited)	—	—	—	—	—	16,028	—	16,028
Unrealized gain on investment in equity securities, net of tax (unaudited)	—	—	—	—	—	—	88	88
Foreign currency translation (unaudited)	—	—	—	—	—	—	(8)	(8)

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	16,108
Equity-related compensation expense (unaudited)	—	—	42	—	—	—	—	42
Exercise of warrants issued in acquisitions (unaudited)	59	—	—	—	—	—	—	—
Exercise of stockholder guarantor warrants (unaudited)	6	—	14	(2)	—	—	—	12
Exercise of stock options, including related tax benefits of $1,926 (unaudited)	397	4	6,323	—	—	—	—	6,327

BALANCE, June 30, 2005 (unaudited)	21,027	$210	$207,863	$259	$—	$17,168	$1,060	$226,560

The accompanying notes are an integral part of the consolidated financial statements.

LKQ CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$16,028	$10,978	$20,573	$14,576	$(38,894)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,029	3,222	6,872	5,446	5,014
(Gain) loss on sale of property and equipment	(214)	38	119	(89)	24
Equity-related compensation expense	42	22	202	15	—
Deferred compensation expense	—	—	—	73	88
Writeoff of debt issuance costs	—	346	346	—	—
Deferred income taxes	831	1,891	3,487	2,328	1,118
Gain on early extinguishment of debt	—	(49)	(49)	—	—
(Gain) loss on interest rate swap	—	(70)	(91)	(69)	160
Cumulative effect of change in accounting principle	—	—	—	—	49,899
Changes in operating assets and liabilities, net of effects from purchase transactions:
Receivables	(1,893)	(1,275)	(2,143)	(3,893)	(1,816)
Inventory	(2,004)	(4,977)	(5,175)	545	(1,161)
Prepaid expenses and other assets	(488)	(121)	175	(1,706)	1,526
Accounts payable	(1,185)	(3,132)	(3,091)	2,273	146
Accrued expenses	3,167	1,739	3,297	(177)	2,531
Income taxes payable	1,632	181	1,866	459	(1,631)
Deferred revenue	568	210	205	666	330
Other noncurrent liabilities	(63)	(374)	(692)	502	406

Net cash provided by operating activities	20,450	8,629	25,901	20,949	17,740

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,471)	(16,160)	(25,670)	(9,097)	(6,851)
Proceeds from sale of property and equipment	738	34	103	161	105
Expenditures for intangible assets	(3)	(3)	(5)	—	—
Purchase of investment securities	—	(650)	(650)	—	—
Decrease in restricted cash in escrow	132	—	—	—	—
Cash used in acquisitions	(24,037)	(43,443)	(61,601)	(3,286)	—

Net cash used in investing activities	(29,641)	(60,222)	(87,823)	(12,222)	(6,746)

CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of stock	—	—	—	—	(103)
Proceeds from the sale of common stock	4,401	2,438	3,186	59,632	18
Proceeds from exercise of warrants	13	425	1,756	342	26
Debt issuance costs	(300)	(249)	(249)	(131)	(630)
Net borrowings (repayments) under line of credit	6,000	39,000	47,000	(11,000)	(29,500)
Borrowings under term loans	—	—	—	9,000	20,000
Repayments under term loans	—	—	—	(27,750)	(1,250)
Repayments of long-term debt obligations	(220)	(4,140)	(4,241)	(421)	(557)
Repurchase of common stock	—	—	—	(22,902)	—

Net cash provided by (used in) financing activities	9,894	37,474	47,452	6,770	(11,996)

Net increase (decrease) in cash and equivalents	703	(14,119)	(14,470)	15,497	(1,002)
Cash and equivalents, beginning of period	1,612	16,082	16,082	585	1,587

Cash and equivalents, end of period	$2,315	$1,963	$1,612	$16,082	$585

Supplemental disclosure of cash flow information:
Capital lease obligations incurred	$—	$—	$—	$—	$1,050
Note issued in connection with property acquisition	—	—	—	—	500
Notes issued in connection with business acquisitions	300	2,379	2,379	200	—
Notes assumed in connection with business acquisitions	203	1,175	1,175	11	—
Stock issued in connection with business acquisitions	—	3,375	3,375	—	—
Redeemable common stock issued in connection with business acquisition	—	—	—	617	—
Repurchase of common shares in exchange for cancellation of note receivable	—	—	—	—	(120)
Repurchase and retirement of common stock in exchange for sale of assets	—	—	—	(560)	—
Cash paid for income taxes, net of refunds	8,832	5,979	7,783	6,978	6,129
Cash paid for interest	1,357	611	1,179	2,000	3,173

The accompanying notes are an integral part of the consolidated financial statements.

LKQ CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

  Company Overview

       LKQ Corporation, a Delaware corporation, believes it is the largest nationwide provider of light vehicle recycled original equipment manufacturer ("OEM") products and related services, reaching most major markets in the U.S., and is also one of the nation's largest suppliers of light vehicle aftermarket products, operating primarily east of the Mississippi River.

  Principles of Consolidation

       The accompanying consolidated financial statements include the accounts of LKQ Corporation and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

  Interim Financial Information

       The consolidated balance sheet as of June 30, 2005, the consolidated statement of stockholders' equity and other comprehensive income for the six months ended June 30, 2005 and the consolidated statements of operations and cash flows for the six months ended June 30, 2005 and 2004 and the related footnotes are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission applicable to interim financial statements. Accordingly, certain information related to the Company's significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted. In the opinion of management, the unaudited statements included herein reflect all material adjustments (which include only normal recurring adjustments) necessary to fairly state, in all material respects, the financial position, results of operations, and cash flows of the Company for the interim periods presented.

       Operating results for interim periods are not necessarily indicative of the results that can be expected for any subsequent interim period or for a full year.

  Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

       The majority of the Company's revenue is derived from the sale of recycled OEM products and aftermarket products. Revenue is recognized when the products are shipped and title has transferred, subject to an allowance for estimated returns, discounts, and allowances that management estimates based upon historical information. The Company has recorded a reserve for estimated returns, discounts, and allowances of approximately $2.5 million, $2.2 million, and $1.1 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively. Revenue from the sale of separately-priced extended warranty contracts is reported as Deferred revenue and recognized ratably over the term of the contracts.

  Shipping & Handling

       Revenue also includes amounts billed to customers related to shipping and handling of approximately $3.8 million and $2.8 million during the six month periods ended June 30, 2005 and 2004 (unaudited), and $5.9 million, $5.9 million, and $3.6 million during the years ended December 31, 2004, 2003, and 2002, respectively. Distribution expenses in the accompanying consolidated statements of operations are the costs incurred to prepare and deliver products to customers.

  Cash and Equivalents

       The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

  Receivables

       The Company has recorded a reserve for uncollectible accounts of approximately $1.7 million, $1.7 million, and $1.5 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively. The reserve is based upon management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable and historical experience. Receivables include travel advances and relocation loans to employees of approximately $0.3 million, $0.6 million, and $45,000 at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively.

  Concentrations of Credit Risk

       Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and equivalents and accounts receivable. The majority of cash and equivalents are maintained with several major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

  Inventory

       A salvage vehicle product is a recycled vehicle part suitable for sale as a replacement part. A core is a recycled mechanical part that is not suitable for sale as a replacement part without further remanufacturing work. Salvage inventory and cores are recorded at the lower of cost or market. Cost is established based upon the price the Company pays for a vehicle, and includes average costs for buying, dismantling, and where applicable, auction fees and storage, and towing. Inventory carrying value is determined using the average cost to sales percentage at each of the Company's facilities and applying that percentage to the facility's inventory at expected selling prices. The average cost to sales percentage is derived from each facility's historical vehicle profitability for salvage vehicles purchased at auction or from contracted rates for salvage vehicles acquired under certain direct procurement arrangements.

       An aftermarket product is a new vehicle product manufactured by a company other than the original equipment manufacturer (OEM). Aftermarket inventory is recorded at the lower of cost or market. Cost is established based upon the average price for purchased parts, and includes expenses incurred for freight and buying, where applicable. For items purchased from foreign companies, import fees and duties and transportation insurance are also included.

       For all inventory, carrying value is reduced regularly to reflect the age of the inventory and current anticipated demand. If actual demand differs from management estimates, additional reductions to inventory carrying value would be necessary in the period such determination is made.

       Inventory consists of the following (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(unaudited)
Salvage products	$63,108	$61,390	$50,348
Aftermarket products	14,895	8,999	—
Core inventory	3,443	3,761	3,655

	$81,446	$74,150	$54,003

  Property and Equipment

       Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gain or loss thereon is recognized. Construction in progress consists primarily of building and land improvements at existing Company facilities. Depreciation is calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the term of the related lease, including renewal periods, if shorter. Other estimated useful lives are as follows:

Land improvements	20 years
Buildings and improvements	20 - 40 years
Furniture, fixtures, and equipment	5 - 20 years
Computer equipment and software	3 - 5 years
Vehicles and trailers	3 - 10 years

       Property and equipment consists of the following (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(unaudited)
Land and improvements	$21,437	$20,763	$9,166
Buildings and improvements	26,402	25,582	10,993
Furniture, fixtures, and equipment	26,140	23,509	16,849
Computer equipment and software	9,685	8,882	7,913
Vehicles and trailers	8,921	7,903	5,271
Leasehold improvements	8,717	7,978	12,442

	101,302	94,617	62,634
Less—Accumulated depreciation	(29,918)	(26,303)	(21,042)
Construction in progress	2,939	2,416	2,301

	$74,323	$70,730	$43,893

  Intangibles

       Intangible assets consist primarily of goodwill (the cost of purchased businesses in excess of the fair value of the identifiable net assets acquired) and covenants not to compete.

       On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill and intangible assets with indefinite useful lives must be tested for impairment at least annually and can no longer be amortized. Prior to the adoption of SFAS 142, the Company amortized goodwill over 40 years on a straight-line basis. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives.

       In connection with the transitional goodwill impairment evaluation, SFAS 142 required the Company, by June 30, 2002, to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this, the Company determined the carrying value of each of its reporting units as of January 1, 2002 and compared them to the fair value estimates of those reporting units. The fair values of the Company's reporting units were estimated using the expected present value of future cash flows and market comparables. Professionals in the valuation industry were utilized to validate our assumptions and overall methodology used to determine the fair value estimates. To the extent a reporting unit's carrying value exceeded its fair value estimate, an indication existed that the reporting unit's goodwill was impaired and the Company then had to perform the second step of the transitional impairment test. The second step of the impairment test, which had to be completed by December 31, 2002, required the Company to compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to its individual assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141"), to its carrying amount, both of which were measured as of the date of adoption. SFAS 142 required the transitional impairment loss to be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated statement of operations.

       At the time of the transitional impairment test, valuations for some of the Company's acquisitions had declined significantly since the Company completed its acquisitions during 1998 and 1999 due to a number of factors, including lower earnings multiples applied in the valuations of comparable companies. As a result, the Company determined that the carrying value of certain reporting units exceeded the fair value of those reporting units at January 1, 2002, and recorded an impairment of goodwill in the amount of $49.9 million, net of tax of $16.1 million.

       The Company has performed annual impairment tests during the fourth quarter of 2004, 2003 and 2002. The results of these tests indicated that goodwill was not impaired.

       The changes in the carrying amount of goodwill are as follows (in thousands):

Balance as of January 1, 2002	$115,044
Adjustment of previously recorded goodwill	238
Impairment losses	(66,019)

Balance as of December 31, 2002	49,263
Business acquisitions	1,536

Balance as of December 31, 2003	50,799
Business acquisitions	49,520

Balance as of December 31, 2004	100,319
Business acquisitions (unaudited)	17,908

Balance as of June 30, 2005 (unaudited)	$118,227

       Other intangible assets totaled approximately $151,700, $88,900, and $371,700 at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively. Accumulated amortization of other intangible assets at June 30, 2005 (unaudited) and December 31, 2004 and 2003 was approximately $52,600, $44,300, and $324,800, respectively. Amortization expense was approximately $8,300 and $5,100 during the six month periods ended June 30, 2005 and 2004 (unaudited), and $8,000, $17,300, and $55,400 during the years ended December 31, 2004, 2003, and 2002, respectively. Covenants not to compete are amortized over the lives of the respective agreements on a straight-line basis. Estimated annual amortization expense for the year ended December 31, 2005 is approximately $19,200 (unaudited), and for the years ended December 31, 2006 through 2009 is approximately $20,500 (unaudited).

  Impairment of Long-Lived Assets

       Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no adjustments to the carrying value of long-lived assets during the six months ended June 30, 2005 (unaudited), or the years ended December 31, 2004, 2003, or 2002.

  Investments

       Included in Other Assets at December 31, 2003 was a warrant to purchase 100,000 common shares of Keystone Automotive Industries, Inc. at $6.50 per share, which was obtained in connection with a supply agreement dated February 21, 2000. This warrant was not valued prior to December 31, 2003 as the Company did not have an expectation of exercising the warrant due to the one year holding period requirement and liquidity considerations. Upon completion of the Company's initial public offering in the fourth quarter of 2003 and the new unsecured revolving credit facility in February 2004 (Note 6), sufficient liquidity was available to the Company that would enable it to exercise the warrant and hold the investment for the minimum one year holding period. As a result, the Company valued and recorded the warrant at December 31, 2003. The Company classified this warrant as an available-for-sale investment security under Emerging Issues Task Force No. 96-11, "Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by Financial Accounting Standards Board ("FASB") Statement No. 115," that requires the warrant to be accounted for consistent with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Accordingly, the Company reported the warrant at fair value, with the unrealized gain excluded from earnings and included in Accumulated other comprehensive income, net of applicable taxes of $0.7 million. The fair value of the warrant at December 31, 2003 was estimated at approximately $1.9 million using a Black-Scholes option-pricing model.

       The Company exercised its warrant in March 2004. The shares are restricted and therefore must either be registered or held for a period of one year in accordance with the applicable securities laws. The Company classifies this investment as an available-for-sale investment security under SFAS 115. Accordingly, the Company has included the investment at its fair value of approximately $2.5 million and $2.3 million in Other Assets at June 30, 2005 (unaudited) and December 31, 2004, respectively, with the unrealized gain excluded from earnings and included in Accumulated other comprehensive income, net of applicable taxes. The fair value of this investment at June 30, 2005 (unaudited) and December 31, 2004 was estimated based upon the quoted market price for these securities.

  Fair Value of Financial Instruments

       SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The Company's financial instruments, excluding the available-for-sale securities discussed above, include cash and equivalents, trade receivables, accounts payable, debt and, through August 2004, an interest rate swap. The carrying amounts of financial instruments approximate fair value.

  Accrued Expenses

       The Company has entered into certain arrangements whereby salvage vehicles are obtained directly from major insurance companies and vehicle manufacturers at a cost calculated as a percentage of the revenue generated from each vehicle. Accrued expenses include an estimated liability of approximately $2.4 million, $2.0 million, and $1.2 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, for salvage inventory procured under such arrangements.

       The Company self-insures for a portion of employee medical benefits under the terms of its employee health insurance program. The Company has purchased stop-loss insurance coverage in order to limit its exposure to employee medical benefit claims. Other accrued expenses include an estimated liability of approximately $1.5 million, $1.4 million, and $0.9 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, for expenses incurred but not yet paid under the program.

       The Company also self-insures for a portion of general liability and workers compensation claims under the terms of its current insurance program, which began on April 1, 2002. On April 1, 2003, the Company began self-insuring for a portion of automobile claims. The Company has purchased stop-loss insurance coverage in order to limit its exposure to automobile, general liability, and workers compensation claims. Other accrued expenses include an estimated liability of approximately $3.9 million, $3.0 million, and $1.9 million, net of claims deposits of $0.7 million, $0.4 million, and $0.3 million, at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, for expenses incurred but not yet paid under the program. If the Company were to incur claims up to its aggregate stop-loss insurance coverage during the open policy years, it would have an additional expense of approximately $6.8 million.

  Product Warranties

       The Company generally warrants certain mechanical products against defects for a period of six months. Based on historical warranty claims, the Company accrues the estimated costs of the warranty coverage at the time of sale.

       A rollforward of the warranty reserve is as follows (in thousands):

Balance as of January 1, 2003	$156
Warranty expense	1,682
Warranty claims	(1,603)

Balance as of December 31, 2003	235
Warranty expense	2,011
Warranty claims	(1,966)

Balance as of December 31, 2004	280
Warranty expense (unaudited)	1,313
Warranty claims (unaudited)	(1,264)

Balance as of June 30, 2005 (unaudited)	$329

  Other Noncurrent Liabilities

       Other Noncurrent Liabilities include approximately $2.6 million, $2.2 million, and $1.7 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, related to employee deferred compensation plans as discussed in Note 5.

       Other Noncurrent Liabilities also include approximately $1.1 million, $1.5 million, and $2.6 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, related to unasserted claims that are deemed probable of assertion. In the event the unasserted claims are asserted and resolved for amounts different than those accrued, or are determined to no longer be probable in future periods, the amounts so determined would be adjusted to income in the periods such determination is made. During the six months ended June 30, 2005 (unaudited), approximately $0.4 million was recognized in income due to the favorable resolution of certain unasserted claims. In 2004, approximately $0.9 million was recognized in income, with approximately $1.1 million due to the favorable resolution of certain unasserted claims, partially offset by approximately $0.3 million of higher insurance claims.

  Stock-Based Compensation

       The Company has three stock-based compensation plans, the LKQ Corporation 1998 Equity Incentive Plan (the "Equity Incentive Plan"), the Stock Option and Compensation Plan for Non-Employee Directors (the "Director Plan"), and a separate stock option plan for its Chief Executive Officer (the "CEO Plan"), which are described more fully in Note 3. The Company accounts for its stock compensation agreements under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosures" ("SFAS 148").

       Under the CEO Plan, the difference between the fair market value of the options at the time granted in 1998 and the exercise price was recorded as deferred compensation expense and was being charged to operations over the vesting period of the options, which ended in November 2003. No stock-based compensation cost is reflected in net income (loss) for the Equity Incentive Plan or the Director Plan at the date of issuance of the options, as all options granted under these plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

       On December 27, 2004, the Company's Board of Directors amended the award of 200,000 options granted to its Chairman on January 29, 2004 under the Equity Incentive Plan, accelerating the vesting schedule to make all unvested shares subject to the options immediately exercisable. The Company recognized compensation expense of approximately $0.2 million in the fourth quarter of 2004 in connection with this amendment.

       The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 to the Equity Incentive Plan and the Director Plan (in thousands, except per share amounts):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Net income (loss), as reported	$16,028	$10,978	$20,573	$14,576	$(38,894)
Add: Stock-based compensation expense, net of tax, included in net income as reported	25	—	94	9	—
Less: Total stock-based compensation expense determined using the Black-Scholes option-pricing model, net of related tax effects	(4,397)	(1,048)	(2,844)	(1,478)	(1,140)

Pro forma net income (loss)	$11,656	$9,930	$17,823	$13,107	$(40,034)

Earnings (loss) per share:
Basic—as reported	$0.77	$0.55	$1.03	$0.90	$(2.20)
Basic—pro forma	$0.56	$0.50	$0.89	$0.81	$(2.27)
Diluted—as reported	$0.69	$0.49	$0.92	$0.80	$(2.00)
Diluted—pro forma	$0.50	$0.44	$0.80	$0.72	$(2.06)

       The fair value of stock options used to compute the pro forma disclosures has been estimated using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions, including the expected volatility of the underlying stock. Projected data related to volatility and expected life of stock options is based upon historical and other information. Changes in the subjective underlying assumptions can materially affect the fair value estimates. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The following table summarizes the assumptions used to compute the weighted average fair value of stock option grants:

	June 30,		December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Expected life (in years)	5.8	7.5	6.7	7.0	7.5
Risk-free interest rate	3.94%	3.87%	3.86%	3.75%	4.18%
Volatility(1)	40.0%	40.0%	40.0%	40.0%	—
Dividend yield	0%	0%	0%	0%	0%
Weighted average fair value of options granted	$7.61	$9.13	$8.93	$3.47	$2.15

(1)
A volatility assumption of 0% was used for options granted prior to the Company's initial public offering in October 2003.

  Rental Expense

       The Company recognizes rental expense on a straight-line basis over the respective lease terms for all of its operating leases.

  Earnings (Loss) per Share

       Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. Certain of the Company's stock options and warrants were excluded from the calculation of diluted earnings (loss) per share because they were antidilutive, but these options and warrants could be dilutive in the future.

  Segment Information

       Over 99% of the Company's operations are conducted in the U.S. During 2004, the Company acquired a recycled OEM products business with locations in Guatemala and Costa Rica. Revenue generated and properties located outside of the U.S. are not material. The Company manages its operations geographically. The Company's light vehicle replacement products operations are organized into seven operating segments, six for recycled OEM products and one for aftermarket products. These segments are aggregated into one reportable segment because they possess similar economic characteristics and have common products and services, customers and methods of distribution. The light vehicle replacement products operations account for over 90% of the Company's revenue, earnings, and assets.

  Foreign Currency Translation

       For the Company's foreign operations, the local currency is the functional currency. Assets and liabilities are translated into U.S. dollars at the period-ending exchange rate. Statement of Operations amounts are translated to U.S. dollars using average exchange rates during the period. Translation gains and losses are reported as a component of Accumulated other comprehensive income in Stockholders' Equity. Gains and losses from foreign currency transactions are included in current earnings.

  Recent Accounting Pronouncements

       In January 2003, the FASB issued Interpretation No. 46, (subsequently revised in December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. FIN 46 was effective for all variable interest entities or potential variable interest entities for periods ended after December 15, 2003. Application for all other types of entities was required in financial statements for periods ending after March 15, 2004. The Company adopted the new standard and determined that its implementation did not impact its consolidated financial position, results of operations, or cash flows.

       In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amended and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 was effective for contracts entered into or modified after June 30, 2003. The Company adopted the new standard and determined that its implementation did not impact its consolidated financial position, results of operations, or cash flows.

       In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity and was effective for periods ending on or after June 15, 2003. The Company adopted the new standard and determined that its implementation did not impact its consolidated financial position, results of operations, or cash flows.

       In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial position, results of operations, or cash flows.

       In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment"("SFAS 123R"), a revision of SFAS 123. SFAS 123R requires the adoption of a fair-value method of accounting for stock-based employee compensation. SFAS 123R was to be effective as of the beginning of the first interim fiscal period that begins after June 15, 2005. In applying the fair value concepts of SFAS 123R, the Company will be required to choose among alternative valuation models and other assumptions. Although the Company had not completed its assessment of the impact of SFAS 123R, it had initially estimated that it would negatively impact its results of operations for 2005 by approximately $0.5 million or $0.02 per diluted share.

       On April 14, 2005, the Securities and Exchange Commission announced a deferral of the effective date of SFAS 123R for calendar year companies until the beginning of 2006. As a result, the Company's 2005 (unaudited) results of operations will not be impacted by the implementation of SFAS 123R. The Company is currently assessing the impact that SFAS 123R may have on its future results of operations. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial position or cash flows.

       In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS 154 requires "retrospective application" of the direct effect of a voluntary change in accounting principle to prior periods' financial statements where it is practicable to do so. SFAS 154 also redefines the term "restatement" to mean the correction of an error by revising previously issued financial statements. SFAS 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005 unless adopted early. The Company does not expect the adoption of SFAS 154 (unaudited) to have a material impact on its consolidated financial position, results of operations, or cash flows, except to the extent that the statement subsequently requires retrospective application of a future item.

Note 2. Capital Structure

        On March 31, 1999, in connection with a business acquisition, the Company issued warrants to purchase 100,000 shares of its common stock at $15.00 per share, with exercisability contingent upon the achievement of certain operating results in 2000. These results were achieved and the warrants became exercisable on March 31, 2001. These warrants were to expire five years after they became exercisable. In accordance with the antidilution provisions of the warrant agreement, the total number of warrants issued and the exercise price at December 31, 2003 were adjusted to 113,751 and $13.19 per share. In June 2005 (unaudited), the warrants were exercised utilizing a cashless exercise feature as provided in the original agreement. As a result, the Company issued 58,181 shares of its common stock upon the exercise of the warrants. The 55,570 shares retained by the Company were retired.

       The Company issued warrants on January 3, 2000 to purchase 150,000 shares of its common stock at exercise prices ranging from $15.00 to $35.00 per share, in connection with a business acquisition completed in 1999. The warrants were valued at $144,500 at the date of grant. In August 2004, warrants to purchase 50,000 shares of the Company's common stock at a price of $15.00 per share were exercised. Warrants to purchase 100,000 shares of the Company's common stock at prices ranging from $25.00 to $35.00 expired on August 31, 2004.

       On February 14, 2001 the Company issued warrants to purchase 1,961,112 shares of its common stock at an exercise price of $2.00 per share to certain stockholder guarantors. The Company had breached certain covenants of its credit facility including covenants relating to operating income and the minimum required ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The Company entered into an amendment to the credit agreement with its banks that waived the breaches and modified certain of the covenants. As part of the amendment, the banks required that stockholders guaranty $10 million of the debt, with the guaranties secured by letters of credit or other highly liquid collateral acceptable to the banks. All the Company's stockholders were given the opportunity to participate in this transaction and thirty of the Company's stockholders provided the guaranties. In exchange for providing the guaranties, each guarantor received certain rights, including a guaranty fee. The guaranty fee consisted of each guarantor's pro rata portion of warrants to purchase a total of 1,961,112 shares of the Company's common stock (10% of the then outstanding shares of common stock assuming exercise of these warrants) at an exercise price of $2.00 per share. The warrants became exercisable upon issuance and will expire on February 14, 2006. The warrants were valued at approximately $401,000 at the date of grant. Warrants to purchase 6,418; 502,818; and 170,939 shares of the Company's common stock at a price of $2.00 per share were exercised during the six months ended June 30, 2005 (unaudited) and years ended December 31, 2004 and 2003, respectively. The stockholder guaranties were cancelled in June 2002 when the Company entered into a new credit facility.

       On January 1, 2003, in connection with a business acquisition, the Company issued 50,000 shares of its common stock. The Company granted a put option on those shares with a single exercise date of January 1, 2007 at a price of $15.00 per share and obtained a call option on those shares with a single exercise date of January 1, 2007 at a price of $22.50 per share. These shares are reflected as Redeemable Common Stock in the consolidated balance sheet as of June 30, 2005 (unaudited) and December 31, 2004 and 2003.

       In February 2003, the Company repurchased 2,000,000 shares of its common stock from existing stockholders, including 1,878,684 shares repurchased from AutoNation, Inc., the Company's largest stockholder at that time, for a total of $12.0 million in cash. The Company partially funded the stock repurchase by obtaining a $9.0 million term loan (see Note 6), with an original maturity date of February 20, 2004. On October 9, 2003, the Company fully paid the balance on the term loan.

       In May 2003, the Company repurchased 1,557,498 shares of its common stock from existing shareholders, including 1,500,000 shares repurchased from AutoNation, Inc., for a total of approximately $10.9 million in cash. The Company partially funded the stock repurchase by borrowing an additional $9.0 million against an existing revolving credit facility (See Note 6).

       In June 2003, the Company sold certain assets no longer deemed pertinent to its operations to an existing stockholder in exchange for 80,000 shares of the Company's common stock. The shares, which were subsequently retired, were valued at approximately $0.6 million.

       On October 2, 2003, the Securities and Exchange Commission declared effective the registration statement pursuant to which the Company sold 5.0 million shares in its initial public offering. Pursuant to the same registration statement, the selling stockholders named in the registration statement sold approximately 3.1 million shares of the Company's common stock. On October 8, 2003, the transaction was closed and the Company received approximately $60.5 million, net of underwriting discount and before offering related expenses of approximately $2.2 million, for the common stock it issued and sold. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

       On October 8, 2003, the Company increased the number of its authorized shares of Common Stock from 100 million shares to 500 million shares.

       On February 20, 2004, in connection with a business acquisition, the Company issued 84,345 shares of its common stock. The purchase agreement contained a provision that if the average market price of the Company's common stock on the five business days immediately preceding the first anniversary of such acquisition was below $16.00 per share, the Company would make an additional payment per share (in cash or in common stock, at the Company's option) equal to $16.00 minus the average closing price over such five day period. The actual average closing price of the Company's common stock on the five business days immediately preceding the first anniversary of the acquisition exceeded $16.00 per share, and no additional payment was required.

Note 3. Equity Incentive Plans

        In February 1998, the Company adopted the Equity Incentive Plan to attract and retain employees and consultants. Under the Equity Incentive Plan, both qualified and nonqualified stock options, stock appreciation rights, restricted stock, performance shares, and performance units may be granted. On March 6, 2002, the Company's stockholders approved an increase in the number of shares available under the Equity Incentive Plan from 3.0 million to 5.0 million, subject to antidilution and other adjustment provisions. On May 9, 2005, the Company's stockholders approved an increase in the number of shares available under the Equity Incentive Plan from to 5.0 million to 7.0 million, subject to antidilution and other adjustment provisions.

       In November 1998, the Company also adopted the CEO Plan. The terms of the CEO Plan are substantially the same as the terms of the Equity Incentive Plan except that the exercise price of options granted under the CEO Plan may be less than the fair market value of the Company's common stock on the date the option is granted. During 1998, the Company granted 175,000 options under the CEO Plan with an exercise price of $10.00 per share at a time when the fair value of the Company's stock was $12.50 per share, thus creating deferred compensation expense. The difference between the fair market value and the option exercise price was recorded as deferred compensation expense and was charged to operations over the vesting period of the options, which ended in November 2003. There are no additional shares available for award under the CEO Plan.

       In June 2003, the Company's Board of Directors adopted the Director Plan and in September 2003, the plan was approved by the Company's stockholders. Options granted under the Director Plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of the Company's stock on the grant date. Only non-employee directors are eligible for grants under the Director Plan. Under the plan, each non-employee director received an initial grant of an option to purchase 30,000 shares of common stock as of October 2, 2003. The plan also provides for an initial grant to a new non-employee director of an option to purchase 30,000 shares of common stock upon election to the board of directors. Subsequent to the initial grants, each non-employee director will be automatically granted an option to purchase 10,000 shares of common stock on each anniversary of the granting of the initial stock option to that non-employee director. The Director Plan will terminate in June 2013, unless the board of directors terminates it sooner. The number of shares available under the Director Plan is 500,000, subject to antidilution and other adjustment provisions.

       A summary of transactions in the Company's stock-based compensation plans is as follows:

	Options Available for Grant	Number of Shares Outstanding	Weighted Average Exercise Price
Balance, January 1, 2002	552,550	2,587,900	$10.00
Additional shares reserved for Equity Incentive Plan	2,000,000	—	—
Granted	(737,150)	737,150	8.00
Exercised	—	(6,000)	3.00
Cancelled	150,000	(150,000)	9.66

Balance, December 31, 2002	1,965,400	3,169,050	9.56

Shares reserved for Director Plan	500,000	—	—
Granted	(856,700)	856,700	10.71
Exercised	—	(298,505)	4.57
Cancelled	89,050	(89,050)	10.20

Balance, December 31, 2003	1,697,750	3,638,195	10.23

Granted	(715,500)	715,500	18.09
Exercised	—	(346,630)	9.19
Cancelled	25,080	(25,080)	12.81

Balance, December 31, 2004	1,007,330	3,981,985	11.71

Additional shares reserved for Equity Incentive Plan (unaudited)	2,000,000	—	—
Granted (unaudited)	(726,000)	726,000	17.26
Exercised (unaudited)	—	(396,790)	11.09
Cancelled (unaudited)	15,700	(15,700)	15.97

Balance, June 30, 2005 (unaudited)	2,297,030	4,295,495	$12.69

       The following table summarizes information about outstanding and exercisable stock options at December 31, 2004:

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.00 - $3.00	383,450	6.0	$2.93	212,300	$2.88
8.00 - 10.00	1,434,385	6.5	8.78	777,800	9.14
12.50 - 15.00	1,482,450	5.6	13.82	1,276,100	13.88
15.83 - 18.87	681,700	9.1	18.26	245,270	18.69

	3,981,985	6.6	$11.71	2,511,470	$11.95

       The following table summarizes information about outstanding and exercisable stock options at June 30, 2005 (unaudited):

	Outstanding			Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.00 - $3.00	319,000	5.4	$2.92	203,900	$2.88
8.00 - 10.00	1,319,045	6.0	8.76	774,755	9.04
12.50 - 15.00	1,308,350	5.3	13.84	1,166,350	13.94
15.83 - 18.87	1,349,100	9.1	17.73	1,132,800	17.75

	4,295,495	6.7	$12.69	3,277,805	$13.41

       At December 31, 2003 and 2002, options to purchase 1,903,233 and 1,646,865 shares of common stock were exercisable pursuant to the Company's stock-based compensation plans with a weighted-average exercise price of $11.26 and $10.73, respectively.

       Stock options expire 10 years from the date they are granted. Most of the options granted under the Equity Incentive Plan and the CEO Plan vest over a period of five years. Options granted under the Director Plan vest six months after the date of grant.

       On December 27, 2004, the Company's Board of Directors amended the award of 200,000 options granted to its Chairman on January 29, 2004 under the Equity Incentive Plan, accelerating the vesting schedule to make all unvested shares subject to the options immediately exercisable. The Company has recognized compensation expense of approximately $0.2 million during the year ended December 31, 2004 in connection with this amendment. The Board of Directors decided to accelerate the vesting schedule of these options in order to conform the vesting to grants normally made under the Director Plan. In addition, the Board of Directors decided it was in the best interests of stockholders to accelerate these options as the Company will avoid compensation expense in future periods that would otherwise result from the effectiveness of SFAS 123R for periods beginning subsequent to December 31, 2005.

       On January 7, 2005, the Company's Board of Directors authorized the Compensation Committee to make the 2005 annual grant of stock options to employees (the "2005 Options"). On January 14, 2005, the Compensation Committee granted options to purchase a total of 422,000 shares of LKQ common stock with an exercise price of $17.68 per share. The vesting schedule for each of the 2005 Options is as follows: June 14, 2005 with respect to 50% of the number of shares subject to such option and, with respect to an additional 5.555% of the number of shares subject to such option, January 14, 2006 and each six month anniversary thereafter until January 14, 2010. This vesting schedule is different than the typical vesting schedule for options granted under the Equity Incentive Plan.

       On January 10, 2005, the Compensation Committee amended the vesting schedule of a total of 428,500 options granted to employees in 2004 under the Equity Incentive Plan, accelerating the vesting schedule to make all unvested shares subject to the options exercisable on January 10, 2005. The Compensation Committee decided to accelerate the vesting schedule of these options primarily as a supplement to compensation due to the expected reduction of cash bonuses to employees for the 2004 calendar year. The bonus formula established by the Company in January 2004 resulted in reduced 2004 bonuses for many LKQ employees as compared to 2003. In addition, the Compensation Committee decided it was in the best interests of stockholders to accelerate these options as the Company will avoid compensation expense in future periods that would otherwise result from the effectiveness of SFAS 123R.

       On January 28, 2005, the Company's Board of Directors granted options to employees to purchase a total of 300,000 shares of LKQ common stock at an exercise price of $16.66 per share. The options were immediately exercisable with respect to all of the shares subject to the options. This vesting schedule is different than the typical vesting schedule for options granted under the Equity Incentive Plan.

       On March 3, 2005, the Company's Board of Directors authorized the submission to the Company's stockholders of an amendment to the Equity Incentive Plan to increase the shares reserved for issuance under the plan from 5,000,000 to 7,000,000. The amendment was approved by the Company's stockholders on May 9, 2005.

Note 4. Related Party Transactions

        The Company subleased its corporate office space from an entity owned by one of its principal stockholders for a pro rata percentage of the rent that was charged to that entity. The sublease expired on July 31, 2004. The total amounts paid to this entity were approximately $0.2 million, $0.3 million, and $0.3 million during each of the years ended December 31, 2004, 2003, and 2002, respectively. Beginning in August 2004, the Company entered into a new lease for its corporate office space directly with the owner of the building and subleased a portion of this space to an entity owned by one of its principal stockholders for a pro rata percentage of the rent that the Company is charged. The total amounts received from this entity were approximately $33,900 and $25,800 during the five month period ended December 31, 2004 and the six month period ended June 30, 2005 (unaudited), respectively.

       A corporation owned by the Company's Chairman of the Board, who is one of the Company's principal stockholders, owns a private aircraft that the Company uses from time to time for business trips. The Company reimburses this corporation for out-of-pocket and other related flight expenses, as well as for other direct expenses incurred. The total amounts paid to this corporation were approximately $10,500 during the six months ended June 30, 2005 (unaudited) and $54,700, $152,900, and $12,800 during each of the years ended December 31, 2004, 2003, and 2002, respectively. There were no payments to this corporation during the six month period ended June 30, 2004 (unaudited).

       The Company sells products to various repair facilities owned by a company that was previously one of its principal stockholders. This corporation ceased being a stockholder of the Company in October 2003. The amount of such sales totaled approximately $2.7 million and $2.2 million during the years ended December 31, 2003 and 2002, respectively.

       In connection with the acquisitions of several businesses, the Company entered into agreements with several sellers of those businesses, who became stockholders as a result of those acquisitions, for the lease of certain properties used in its salvage operations. Typical lease terms include an initial term of five years, with three five-year renewal options and purchase options at various times throughout the lease periods. The Company also maintains the right of first refusal concerning the sale of the leased property. Lease payments to a principal stockholder who became an officer of the Company after the acquisition of his business were approximately $0.4 million during each of the six month periods ended June 30, 2005 and 2004 (unaudited) and approximately $0.8 million, $0.7 million, and $0.7 million during the years ended December 31, 2004, 2003, and 2002, respectively.

       In June 2003, the Company sold certain assets no longer deemed pertinent to its operations to an existing stockholder in exchange for 80,000 shares of the Company's common stock. See Note 2 for further discussion. In April 2005 (unaudited), the Company sold additional assets no longer deemed pertinent to its operations to the same stockholder for $0.6 million.

       The Company believes that the related party transactions described above are comparable to those that could be available from unaffiliated third parties.

Note 5. Retirement Plans

        The Company sponsors the LKQ Corporation Employees' Retirement Plan (the "Plan"), a qualified defined contribution plan covering substantially all full time employees not covered by qualified plans maintained by subsidiaries. Employees may contribute up to 15% of eligible compensation, subject to certain Internal Revenue Service limitations. The Company will match 50% of the portion of the employee's contributions that does not exceed 6% of the employee's salary. Matching Company contributions vest over a four year period and totaled approximately $0.7 million and $0.6 million during the six month periods ended June 30, 2005 and 2004 (unaudited), and $1.2 million, $1.0 million, and $0.9 million in 2004, 2003, and 2002, respectively. The Company may also, at its sole discretion, make annual profit-sharing contributions to the Plan. There were no such discretionary profit sharing contributions to the Plan in the six months ended June 30, 2005 (unaudited) or in 2004, 2003, or 2002. All contribution levels may be subject to further limits, under Internal Revenue Service guidelines.

       Two of the companies acquired by the Company during 2004, Foster Auto Parts, Inc. and Global Trade Alliance, Inc. (See Note 9), also maintain qualified defined contribution plans covering substantially all of their full time employees. Expenses related to these plans totaled approximately $0.1 million during 2004. Bodymaster Auto Parts, Inc., which was acquired by the Company in 2005 (See Note 9), also maintains a qualified defined contribution plan covering substantially all of its full time employees.

       The Company also offers a nonqualified deferred compensation plan to eligible employees who, due to Internal Revenue Service guidelines, may not take full advantage of the LKQ Corporation Employees' Retirement Plan. The plan allows participants to defer up to 50% of eligible compensation, with a maximum deferral of $50,000 per year. The Company will match 50% of the portion of the employee's contributions that does not exceed 6% of the employee's salary. The deferred compensation, together with Company matching contributions and accumulated earnings, is accrued and is payable after retirement or termination of employment, subject to vesting provisions. Participants may also elect to receive amounts deferred in a given year on any plan anniversary five or more years subsequent to the year of deferral. Matching Company contributions vest over a four year period and totaled $5,000, $25,000, and $20,000 in 2004, 2003, and 2002, respectively. The deferred compensation plan is funded under a trust agreement whereby the Company pays to the trust amounts deferred by employees, together with the Company match, with such amounts invested in life insurance policies carried to meet the obligations under the deferred compensation plan. The cash surrender value of these policies was approximately $2.4 million, $1.7 million, and $1.2 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, and is included in Other Assets in the accompanying balance sheets. Total deferred compensation liabilities were approximately $2.3 million, $2.1 million, and $1.5 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, and are included in Accrued payroll-related liabilities and Other Noncurrent Liabilities in the accompanying balance sheets.

       A subsidiary of the Company has a nonqualified retirement plan that the Company agreed to continue when the subsidiary was acquired in 1998. The plan is funded by the Company through premium payments on Company-owned life insurance policies that are carried to meet the obligations under the plan. The cash surrender value of these policies was approximately $0.2 million, $0.2 million, and $0.1 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, respectively, and is included in Other Assets in the accompanying balance sheets. The annual expense for this plan is approximately $30,000. Total obligations were approximately $0.4 million at June 30, 2005 (unaudited) and December 31, 2004 and 2003, and are included in Other Noncurrent Liabilities in the accompanying balance sheets.

Note 6. Long-Term Obligations

        Long-Term Obligations consist of the following (in thousands):

	June 30,	December 31,
	2005	2004	2003
	(unaudited)
Revolving credit facility	$53,000	$47,000	$—
Capital lease obligations, payable in monthly installments through March 2009, interest at 7.64% to 7.75% (See Note 7)	—	—	2,842
Notes payable to individuals in monthly installments through November 2010, interest at 3.0% to 10.0%	3,527	3,242	1,155
Various equipment notes, payable in monthly installments through July 2008, interest at various rates up to 9.5%, secured by related equipment	18	20	—

	56,545	50,262	3,997
Less current maturities	(276)	(317)	(1,553)

	$56,269	$49,945	$2,444

       The scheduled maturities of long-term obligations outstanding at December 31, 2004 are as follows (in thousands):

2005	$317
2006	1,609
2007	47,225
2008	454
2009	605
Thereafter	52

$50,262

       The scheduled maturities of long-term obligations outstanding at June 30, 2005 (unaudited) are as follows (in thousands):

Six months ending December 31, 2005	$140
Years ending December 31,
2006	413
2007	582
2008	1,753
2009	605
2010	53,052

$56,545

       On February 17, 2004, the Company entered into a new unsecured revolving credit facility that originally matured in February 2007, replacing a secured credit facility that would have expired on June 30, 2005. As a result, the Company recorded a loss of approximately $0.3 million in 2004 from the write-off of debt issuance costs related to the previous secured facility. The new revolving credit facility initially had a maximum availability of $75.0 million, which was amended to $100.0 million on January 31, 2005. On June 1, 2005 (unaudited), the agreement was further amended to increase the maximum availability to $135.0 million, extend the maturity date to June 1, 2010 and modify certain other terms. In order to make any borrowing under the revolving credit facility, after giving effect to such borrowing, the Company must be in compliance with all of the covenants under the credit facility, including, without limitation, a senior debt to EBITDA ratio which cannot exceed 3.00 to 1.00. The revolving credit facility contains customary covenants, including, among other things, limitations on the payment of cash dividends, restrictions on the payment of other dividends; and on purchases, redemptions, and acquisitions of the Company's stock; limitations on additional indebtedness; certain limitations on acquisitions, mergers, and consolidations; and the maintenance of certain financial ratios. The interest rate on advances under the revolving credit facility may be either the bank prime lending rate, on the one hand, or the Interbank Offering Rate ("IBOR") plus an additional percentage ranging from .875% to 1.625%, on the other hand, at the Company's option. The percentage added to IBOR is dependent upon the Company's total funded debt to EBITDA ratio for the trailing four quarters. The Company was in compliance with all covenants throughout the first six months of 2005 (unaudited) and all of 2004 and 2003. The weighted-average interest rate on borrowings outstanding against the Company's credit facility at June 30, 2005 (unaudited) and December 31, 2004 was 4.26% and 3.16%, respectively. Borrowings against the credit facility totaled $53.0 million and $47.0 million at June 30, 2005 (unaudited) and December 31, 2004, respectively, and are classified as long-term obligations.

       The Company's previous secured credit facility consisted of a revolving line of credit (the "Revolving Facility") with a maximum availability of $40.0 million and a $20.0 million term loan ("Term Loan A"). Term Loan A required scheduled quarterly repayments beginning December 31, 2002 with a final payment due on June 30, 2005, but was fully paid during October 2003. On February 20, 2003 the Company's previous credit facility was amended to provide an additional term loan ("Term Loan B") in the amount of $9.0 million. Term Loan B was scheduled to mature on February 20, 2004, but was fully paid during October 2003. There were no borrowings outstanding against the Revolving Facility at December 31, 2003.

       During August 2002, the Company entered into a two-year interest rate swap agreement with a total notional amount of $10.0 million and a fixed rate of 2.65%. The agreement matured in August 2004. The counterparty to the agreement was a member of the Company's bank group. Under the terms of the agreement, the Company was required to make quarterly payments at the specified fixed rate and in return received payments at variable rates. The estimated fair value of the interest rate swap at December 31, 2003 was a loss of approximately $0.1 million and was included in Other Noncurrent Liabilities and Accrued expenses. In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the changes in the fair value of the interest rate swap were included in current period earnings, as the agreement had not been designated as a hedging instrument.

       On January 28, 2004, as part of the consideration for a business acquisition, the Company issued a promissory note in the amount of $1.0 million. The note is secured by certain real property owned by the Company. The annual interest rate on the note is 3.5%. Monthly payments of interest and principal totaling $9,889 are required, with the remaining outstanding principal balance due in a lump sum payment on January 28, 2009.

       On February 25, 2004, as part of the consideration for a business acquisition, the Company issued two promissory notes totaling $1.25 million. The annual interest rate on the notes is 3.5% and interest is payable annually. The notes mature on February 25, 2006. At the option of the Company, the maturity of the notes may be extended to February 25, 2008. The annual interest rate on the notes during the extension period would be 5.0%.

       On June 10, 2004, as part of the consideration for a business acquisition, the Company issued a promissory note in the amount of approximately $0.1 million. The annual interest rate on the note is 3.0% and the note, along with accrued interest, is payable at maturity on June 10, 2006.

       The Company assumed certain liabilities in connection with a business acquisition during the first quarter of 2004, including two bankers acceptances totaling $1.15 million. The annual interest rate on the bankers acceptances, which were fully paid during the second quarter of 2004, was 2.94%.

       On April 1, 2005 (unaudited), as part of the consideration for a business acquisition, the Company issued a promissory note in the amount of $0.1 million. The annual interest rate on the note is 3.5% and the note, along with accrued interest, is payable at maturity on April 1, 2007.

       On April 26, 2005 (unaudited), as part of the consideration for a business acquisition, the Company issued three promissory notes totaling $0.2 million. The annual interest rate on the notes is 3.0% and the notes, along with accrued interest, are payable at maturity on April 26, 2007.

       The Company assumed certain liabilities in connection with a business acquisition during the second quarter of 2005 (unaudited), including a promissory note with a remaining principle balance of approximately $0.2 million. The annual interest rate on the note is 5.0%. Monthly payments of interest and principal totaling $5,094 are required through October 2008.

Note 7. Commitments and Contingencies

        The Company is obligated under noncancelable operating leases for corporate office space, warehouse and distribution facilities, trucks, and certain equipment.

       The future minimum lease commitments under these leases at December 31, 2004 are as follows (in thousands):

Years ending December 31:
2005	$10,061
2006	8,274
2007	7,511
2008	6,604
2009	3,094
Thereafter	499

$36,043

       The future minimum lease commitments under these leases at June 30, 2005 (unaudited) are as follows (in thousands):

Six months ended December 31, 2005	$5,694
Years ended December 31:
2006	9,917
2007	9,047
2008	8,020
2009	4,137
2010	1,164
Thereafter	2,796

$40,775

       Rental expense for operating leases was approximately $9.6 million, $8.0 million, and $7.4 million during the years ended December 31, 2004, 2003, and 2002 and $5.8 million and $4.6 million during the six month periods ended June 30, 2005 and 2004 (unaudited), respectively.

       During 2003, the Company leased certain land and facilities under agreements that were classified as capital leases. Assets recorded under capital leases at December 31, 2003 consisted of (in thousands):

Land and improvements	$1,560
Buildings and improvements	2,147

3,707
Accumulated depreciation	(515)

Net assets under capital leases	$3,192

       During January 2004, the Company fully paid all the outstanding capital lease obligations as permitted under the contracts and acquired the related properties. The Company recorded a gain of $49,000 before taxes from the early extinguishment of these capital lease obligations.

       The Company guaranties the residual values of the majority of its truck and equipment operating leases. The residual values decline over the lease terms to a defined percentage of original cost. In the event the lessor does not realize the residual value when a piece of equipment is sold, the Company would be responsible for a portion of the shortfall. Similarly, if the lessor realizes more than the residual value when a piece of equipment is sold, the Company would be paid the amount realized over the residual value. Had the Company terminated all of its operating leases subject to these guaranties at December 31, 2004, the guarantied residual value would have totaled approximately $7.8 million.

       The Company also has certain other contingent liabilities resulting from litigation, claims, and other commitments and is subject to a variety of environmental and pollution control laws and regulations incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

Note 8. Earnings (Loss) Per Share

        The following table sets forth the computation of earnings (loss) per share (in thousands, except per share amounts):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Income before cumulative effect of change in accounting principle	$16,028	$10,978	$20,573	$14,576	$11,005
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(49,899)

Net income (loss)	$16,028	$10,978	$20,573	$14,576	$(38,894)

Denominator for basic earnings (loss) per share— Weighted-average shares outstanding	20,744	19,847	20,052	16,268	17,654
Effect of dilutive securities:
Stock options	1,163	924	888	441	277
Warrants	1,254	1,551	1,474	1,549	1,468

Denominator for diluted earnings (loss) per share-
Adjusted weighted-average shares outstanding	23,161	22,322	22,414	18,258	19,399

Earnings (loss) per share, basic
Income before cumulative effect of change in accounting principle	$0.77	$0.55	$1.03	$0.90	$0.62
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(2.82)

Earnings (loss) per share, basic	$0.77	$0.55	$1.03	$0.90	$(2.20)

Earnings (loss) per share, diluted
Income before cumulative effect of change in accounting principle	$0.69	$0.49	$0.92	$0.80	$0.57
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(2.57)

Earnings (loss) per share, diluted	$0.69	$0.49	$0.92	$0.80	$(2.00)

       The following chart sets forth the number of stock options and warrants outstanding but not included in the computation of diluted earnings (loss) per share because their effect would have been antidilutive (in thousands):

	June 30,		December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Antidilutive securities:
Stock options	—	200	260	1,611	2,468
Warrants	—	100	—	264	262

Note 9. Business Combinations

      In April 2005 (unaudited), the Company acquired 100% equity interests in two companies, one in the recycled OEM products business in South Carolina and one in the self-service retail recycled vehicle products business in Tennessee, for an aggregate of approximately $8.0 million in cash and $0.3 million in notes issued. The acquisitions enable the Company to serve new market areas.

       On January 31, 2005, the Company acquired Bodymaster Auto Parts, Inc. and an affiliated company ("Bodymaster") that operate in the aftermarket products business for an aggregate of $16.0 million in cash. The acquisition enables the Company to serve new market areas. In connection with the acquisition of Bodymaster, the Company held $0.6 million in restricted cash. In accordance with the terms of the purchase agreement, the restrictions will be removed by January 31, 2006 or the Company will be reimbursed from funds currently held in escrow. During the six month period ended June 30, 2005 (unaudited), the amount of cash restricted was reduced by $0.1 million.

       During 2004, the Company acquired a 100% equity interest in each of six businesses (five in the recycled OEM products business, including on October 26, 2004, Foster Auto Parts, Inc., and, on February 20, 2004, Global Trade Alliance, Inc., one of the largest suppliers of aftermarket products in the Midwest) for an aggregate of $61.7 million in cash, of which $50,000 is to be paid subsequent to December 31, 2004, approximately $2.4 million in notes issued (see Note 6) and 186,698 shares of the Company's common stock. The acquisitions enable the Company to serve new market areas, become a significant provider of aftermarket products and become a provider of self-service retail recycled vehicle products.

       During 2003, the Company acquired three recycled OEM products businesses located in upstate New York, California, and Nevada for an aggregate of $3.3 million in cash, $0.2 million in notes issued and 50,000 redeemable shares of the Company's common stock. The business combinations enable the Company to serve new market areas. The Company did not complete any acquisitions during the year ended December 31, 2002.

       The acquisitions are being accounted for under the purchase method of accounting and are included in the Company's financial statements from the dates of acquisition. The purchase prices were allocated to the net assets acquired based upon estimated fair market values at the dates of acquisition. The initial purchase price allocations may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed.

       The purchase price allocations for the acquisitions completed during the six months ended June 30, 2005 (unaudited) and the years ended December 31, 2004 and 2003 are as follows (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(unaudited)
Restricted cash	$599	$—	$—
Receivables, net	1,435	3,619	57
Inventory	5,292	14,972	804
Prepaid expenses	64	368	27
Property and equipment	1,667	8,253	1,217
Goodwill	17,908	49,520	1,536
Other intangibles	60	—	—
Deferred tax assets	—	157	—
Other assets	40	69	511
Current liabilities assumed	(2,525)	(8,078)	(38)
Notes assumed	(203)	(1,175)	(11)
Other noncurrent liabilities assumed	—	(300)	—
Purchase price payable in a subsequent period	—	(50)	—
Notes issued (see Note 6)	(300)	(2,379)	(200)
Common stock issued	—	(3,375)	—
Redeemable common stock issued	—	—	(617)

Cash used in acquisitions, net of cash acquired	$24,037	$61,601	$3,286

       The Company recorded goodwill of $17.9 million during the six month period ended June 30, 2005 (unaudited), all of which is expected to be deductible for income tax purposes. Of the $49.5 million and

$1.5 million of goodwill recorded during the years ended December 31, 2004 and 2003, $16.8 million and $1.5 million is expected to be deductible for income tax purposes, respectively.

       The following pro forma summary presents the effect of the businesses acquired during the six months ended June 30, 2005 and the year ended December 31, 2004 as though the businesses had been acquired as of January 1, 2004, and is based upon unaudited financial information of the acquired entities (in thousands, except per share amounts):

	Six Months Ended June 30,
	2005	2004
	(unaudited)
Revenue as reported	$269,830	$204,951
Revenue of purchased businesses for the period prior to acquisition	5,032	41,325

Pro forma revenue	$274,862	$246,276

Net income as reported	$16,028	$10,978
Net income of purchased businesses for the period prior to acquisition	113	1,846

Pro forma net income	$16,141	$12,824

Earnings per share—basic
As reported	$0.77	$0.55
Effect of purchased businesses for the period prior to acquisition	0.01	0.09

Pro forma earnings per share—basic	$0.78	$0.64

Earnings per share—diluted
As reported	$0.69	$0.49
Effect of purchased businesses for the period prior to acquisition	0.01	0.08

Pro forma earnings per share—diluted	$0.70	$0.57

       The following pro forma summary presents the effect of the businesses acquired during the years ended December 31, 2004 and 2003 as though the businesses had been acquired as of January 1, 2003 and is based upon unaudited financial information of the acquired entities (in thousands, except per share amounts):

	Years Ended December 31,
	2004	2003
Revenue as reported	$424,756	$327,974
Revenue of purchased businesses for the period prior to acquisition	34,392	85,249

Pro forma revenue	$459,148	$413,223

Net income as reported	$20,573	$14,576
Net income of purchased businesses for the period prior to acquisition	1,806	2,272

Pro forma net income	$22,379	$16,848

Earnings per share—basic
As reported	$1.03	$0.90
Effect of purchased businesses for the period prior to acquisition	0.08	0.12

Pro forma earnings per share—basic	$1.11	$1.02

Earnings per share—diluted
As reported	$0.92	$0.80
Effect of purchased businesses for the period prior to acquisition	0.08	0.11

Pro forma earnings per share—diluted	$1.00	$0.91

       These pro forma results are not necessarily indicative either of what would have occurred if the acquisitions had been in effect for the period presented or of future results.

Note 10. Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. Income taxes provided during interim periods are based upon the Company's anticipated annual effective income tax rate.

       Prepaid expenses include approximately $0.2 million at December 31, 2003 in tax payments made by the Company, which were refunded or applied to the Company's future income tax liabilities.

       The provision for income taxes consists of the following components (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Current:
Federal	$8,470	$4,532	$8,201	$5,850	$5,060
State	1,847	961	1,573	1,399	1,085
Foreign	21	6	23	—	—

	10,338	5,499	9,797	7,249	6,145
Deferred	831	1,891	3,487	2,328	1,118

Provision for income taxes	$11,169	$7,390	$13,284	$9,577	$7,263

       Income taxes have been based on the following components of income before provision for income taxes and cumulative effect of change in accounting principle (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Domestic	$27,131	$18,360	$33,767	$24,153	$18,268
Foreign	66	8	90	—	—

	$27,197	$18,368	$33,857	$24,153	$18,268

       The U.S. Federal statutory rate is reconciled to the effective tax rate as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
U.S. Federal statutory rate	35.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal tax impact	5.0	4.6	3.8	4.1	3.3
Non-deductible meals and entertainment expenses	0.3	0.3	0.4	0.4	0.5
Non-taxable life insurance proceeds	—	—	(0.5)	—	—
Other, net	0.8	0.3	0.5	0.2	1.0

Effective tax rate	41.1%	40.2%	39.2%	39.7%	39.8%

       The Company does not provide for U.S. federal income taxes on the undistributed earnings of its foreign subsidiaries because such earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

        The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(unaudited)
Deferred Tax Assets:
Accounts receivable	$1,361	$1,255	$1,044
Inventory	1,202	1,050	631
Goodwill	5,060	6,686	8,688
Accrued expenses	950	1,473	1,279
Net operating loss carryforwards	2,384	2,332	2,100
Other	1,867	1,187	873

	12,824	13,983	14,615
Less valuation allowance	(655)	(544)	(198)

Total deferred tax assets	$12,169	$13,439	$14,417

Deferred Tax Liabilities:
Property and equipment	$5,776	$6,187	$4,649
Investments	722	663	746
Other	831	858	44

Total deferred tax liabilities	$7,329	$7,708	$5,439

Net deferred tax asset	$4,840	$5,731	$8,978

       Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets as follows (in thousands):

		December 31,
	June 30, 2005
		2004	2003
	(unaudited)
Current deferred tax assets	$1,339	$1,109	$422
Noncurrent deferred tax assets	3,501	4,622	8,556

       In connection with the adoption of SFAS 142, the Company recorded a deferred tax asset totaling approximately $16.1 million during 2002. At June 30, 2005 (unaudited), December 31, 2004 and 2003, the Company had net operating loss carryforwards for certain of its state tax jurisdictions, the tax benefits of which total approximately $2.4 million, $2.3 million, and $2.1 million, respectively. A valuation allowance has been established for a portion of these deferred tax assets. The tax benefits expire over the period from 2005 through 2024. While the Company expects to realize the deferred tax assets, net of valuation allowances, changes in estimates of future taxable income or in tax laws may alter this expectation.

       The Internal Revenue Service is currently performing an income tax audit for the 2002 tax year, and the Company has been notified by one state of an income tax audit for the 2001, 2002, and 2003 tax years. Adjustments from such audits, if any, are not expected to have a material effect on the Company's Consolidated Financial Statements.

Note 11. Accumulated Other Comprehensive Income

        The components of accumulated other comprehensive income are as follows (in thousands):

	Foreign Currency Translation	Unrealized (Loss) Gain on Securities	Accumulated Other Comprehensive Income
Balance at January 1, 2002	$—	$—	$—
Pretax income	—	1,885	1,885
Income tax expense	—	(746)	(746)

Balance at December 31, 2003	—	1,139	1,139
Pretax loss	(32)	(210)	(242)
Income tax benefit	—	83	83

Balance at December 31, 2004	(32)	1,012	980
Pretax income (loss) (unaudited)	(8)	148	140
Income tax benefit (expense) (unaudited)	—	(60)	(60)

Balance at June 30, 2005 (unaudited)	$(40)	$1,100	$1,060

Note 12. Selected Quarterly Data (unaudited)

      The following table presents unaudited selected quarterly financial data for the two years ended December 31, 2004 and the six months ended June 30, 2005. The operating results for any quarter are not necessarily indicative of the results for any future period.

(In thousands, except per share data)
Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2003
Revenue	$79,256	$81,017	$83,472	$84,228
Gross margin	37,453	38,345	39,041	38,897
Operating income	7,020	7,344	6,562	5,134
Net income	3,940	4,119	3,519	2,998
Earnings per share:(1)
Basic earnings per share	0.23	0.27	0.25	0.16
Diluted earnings per share	0.21	0.25	0.22	0.14
(In thousands, except per share data)
Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2004
Revenue	$100,073	$104,878	$106,045	$113,760
Gross margin	46,996	49,441	48,683	52,496
Operating income	9,862	9,150	7,975	7,920
Net income	5,635	5,343	4,562	5,033
Earnings per share:(1)
Basic earnings per share	0.29	0.27	0.23	0.25
Diluted earnings per share	0.25	0.24	0.20	0.22
(In thousands, except per share data)
Quarter Ended	Mar. 31	Jun. 30
2005
Revenue	$133,807	$136,023
Gross margin	62,636	64,492
Operating income	14,396	13,810
Net income	8,401	7,627
Earnings per share:(1)
Basic earnings per share	0.41	0.37
Diluted earnings per share	0.37	0.33

(1)
The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in weighted average shares outstanding throughout the year.

Recycling Operations

LKQ

Recycled OEM Products

Aftermarket Operations

Aftermarket Products

LKQ Corporation

2,750,000 Shares of Common Stock

Prospectus
                   , 2005

Robert W. Baird & Co.

Raymond James
Morgan Keegan & Company, Inc.
Barrington Research

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the registration, sale, and distribution of the securities being registered hereby, including the shares offered for sale by the selling stockholders. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee		$10,612.17
NASD Filing Fee		$9,516.00
Accounting Fees and Expenses	$	*
Legal Fees and Expenses	$	*
Printing and Engraving Expenses	$	*
Blue Sky Fees and Expenses	$	*
Transfer Agent and Registrar's Fees and Expenses	$	*
Miscellaneous	$	*
Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.

        The registrant is organized under the Delaware General Corporation Law (DGCL), which empowers Delaware corporations to indemnify any director or officer, or former director or officer, who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred in connection with such action, suit, or proceeding, provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

       The DGCL also empowers Delaware corporations to provide similar indemnity to any director or officer, or former director or officer, for expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation, except in respect of any claim, issue, or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

       The DGCL further provides that (i) to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit, or proceeding described above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person, in connection therewith and (ii) indemnification and advancement of expenses provided by, or granted pursuant to, the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled.

       The DGCL permits a Delaware corporation to purchase and maintain, on behalf of any director or officer, insurance against liabilities incurred in such capacities. The DGCL also permits a corporation to pay expenses incurred by a director or officer in advance of the final disposition of an action, suit, or proceeding, upon receipt of an undertaking by the director or officer to repay such amount if it is determined that such person is not entitled to indemnification.

       As permitted by the DGCL, the registrant's certificate of incorporation eliminates the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty except, to the extent provided by applicable law, (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. In addition, the registrant's certificate of incorporation provides that it is required to indemnify its directors and officers to the fullest extent permitted by the DGCL for any expenses, liabilities or other matters, that such indemnification is not exclusive of any other right to indemnification that such person may be entitled to otherwise, and that the right to such indemnification is available for current and former directors and officers, and inures to the benefit of their heirs, executors, and administrators. The registrant's amended and restated bylaws also contain provisions for indemnification of its directors and officers consistent with the provisions of the DGCL.

       The registrant has also entered into an indemnification agreement with each of its directors and officers which provides for certain rights to indemnification and payment of expenses in addition to and in furtherance of the indemnification provisions in our certificate of incorporation.

       The foregoing statements are subject to the detailed provisions of the DGCL, the registrant's certificate of incorporation, amended and restated bylaws, and the form of indemnification agreement the latter three of which are filed as exhibits to this Registration Statement.

       The registrant has obtained insurance policies indemnifying its directors and officers against certain civil liabilities and related expenses.

       The registrant also expects to enter into an underwriting agreement with the several underwriters and the selling stockholders, which will provide for cross-indemnification between the registrant; its directors, officers, and controlling persons; the selling stockholders; and the underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933.

Item 15.    Recent Sales of Unregistered Securities.

        During the last three years, the registrant has issued unregistered securities in the transactions described below. These securities were offered and sold by the registrant in connection with acquisitions and exercises of warrants in reliance upon the exemptions provided for in Section 4(2) of the Securities Act of 1933, relating to sales not involving any public offering, and Rule 506 of the Securities Act of 1933, relating to sales to accredited investors, and, with respect to the option grants and exercises described below, in reliance upon the exemption provided for in Rule 701 of the Securities Act of 1933 relating to a compensatory benefit plan. The sales were made without the use of an underwriter and the certificates representing the securities sold included a restrictive legend that prohibits transfer without registration or an applicable exemption.

       On August 20, 2002, the registrant issued 1,500 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On September 2, 2002, the registrant issued 12,826 shares of common stock to a stockholder guarantor upon exercise of one of the registrant's fee warrants at $2.00 per share, for an aggregate purchase price of $25,652.

       On October 25, 2002, the registrant issued 4,500 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On January 1, 2003, the registrant issued 50,000 shares of common stock in connection with a business acquisition, along with a put option with a single exercise date of January 1, 2007 at a price of $15 per share. In addition, the registrant obtained a call option with a single exercise date of January 1, 2007 at a price of $22.50 per share.

       On January 14, 2003, the registrant granted options to purchase 464,200 shares of common stock to certain of its employees at an exercise price of $8.75 per share pursuant to the registrant's 1998 equity incentive plan.

       On May 12, 2003, the registrant issued 22,500 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On May 14, 2003, the registrant issued an aggregate of 30,000 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at prices ranging from $1.00 to $3.00, for an aggregate consideration of $50,000.

       On June 4, 2003, the registrant issued 10,000 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $1.00 per share.

       On July 28, 2003, the registrant issued an aggregate of 72,000 shares of common stock to employees upon exercise of options under the registrant's 1998 equity incentive plan at prices ranging from $1.00 to $3.00 per share, for an aggregate consideration of $200,000.

       On August 7, 2003, the registrant issued 25,000 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On August 13, 2003, the registrant issued 5,400 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $8.00 per share.

       On August 27, 2003, the registrant issued 5,000 shares of common stock to an employee upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On August 28, 2003, the registrant issued an aggregate of 10,000 shares of common stock to employees upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On August 29, 2003, the registrant issued an aggregate of 23,000 shares of common stock to employees upon exercise of options under the registrant's 1998 equity incentive plan at $3.00 per share.

       On September 3, 2003, the registrant issued an aggregate of 7,500 shares of common stock to employees upon exercise of options under the registrant's 1998 equity incentive plan at prices ranging from $3.00 to $8.00 per share, for an aggregate consideration of $47,500.

       On October 9, 2003, the registrant issued an aggregate of 80,166 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $160,332.

       On October 10, 2003, the registrant issued an aggregate of 78,188 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $156,376.

       On November 19, 2003, the registrant issued an aggregate of 11,783 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $23,566.

       On December 16, 2003, the registrant issued an aggregate of 802 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $1,604.

       On January 20, 2004, the registrant issued an aggregate of 18,037 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $36,074.

       On January 28, 2004, the registrant issued an aggregate of 26,357 shares of common stock in connection with a business acquisition.

       On February 9, 2004, the registrant issued an aggregate of 8,017 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $16,034.

       On February 20, 2004, the registrant issued an aggregate of 84,345 shares of common stock in connection with a business acquisition.

       On February 25, 2004, the registrant issued an aggregate of 12,594 shares of common stock in connection with a business acquisition.

       On April 2, 2004, the registrant issued an aggregate of 63,402 shares of common stock in connection with a business acquisition.

       On May 3, 2004, the registrant issued an aggregate of 59,317 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $118,634.

       On May 5, 2004, the registrant issued an aggregate of 83,009 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $166,018.

       On May 21, 2004, the registrant issued an aggregate of 44,125 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $88,250.

       On July 15, 2004, the registrant issued an aggregate of 8,886 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $17,772.

       On August 19, 2004, the registrant issued an aggregate of 50,000 shares of common stock upon exercise of warrants for an aggregate consideration of $750,000.

       On December 16, 2004, the registrant issued an aggregate of 63,183 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $126,366.

       On December 21, 2004, the registrant issued an aggregate of 218,244 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $436,488.

       On April 20, 2005, the registrant issued an aggregate of 6,418 shares of common stock to a stockholder guarantor upon exercise of a fee warrant for an aggregate consideration of $12,836.

       On June 10, 2005, the registrant issued an aggregate of 58,181 shares of common stock for an aggregate consideration of 55,570 shares of common stock retained by the registrant pursuant to the cashless exercise of a warrant.

Item 16.    Exhibits and Financial Statement Schedules.

(a)
Exhibits

       A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index appearing elsewhere herein and is incorporated by this reference.

(b)
Financial Statement Schedule

       Other than as set forth below, all schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required under the related instructions, are not applicable, or the information has been provided in the consolidated financial statements or the notes thereto.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In thousands) Descriptions	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Acquisitions and Other	Deductions	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Year ended December 31, 2002	$974	$1,097	$—	$(824)	$1,247
Year ended December 31, 2003	1,247	1,240	—	(993)	1,494
Year ended December 31, 2004	1,494	938	213	(944)	1,701
ALLOWANCE FOR ESTIMATED RETURNS, DISCOUNTS & ALLOWANCES:
Year ended December 31, 2002	$708	$46,818	$—	$(46,746)	$780
Year ended December 31, 2003	780	68,257	—	(67,975)	1,062
Year ended December 31, 2004	1,062	97,453	273	(96,606)	2,182

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 2, 2005.

LKQ CORPORATION
By:	/s/ JOSEPH M. HOLSTEN Joseph M. Holsten President, Chief Executive Officer and Director

POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joseph M. Holsten and Mark T. Spears and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to execute any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on September 2, 2005.

Signature	Title

Principal Executive Officer:
/s/ JOSEPH M. HOLSTEN Joseph M. Holsten	President, Chief Executive Officer and Director
Principal Financial Officer:
/s/ MARK T. SPEARS Mark T. Spears	Senior Vice President and Chief Financial Officer
Principal Accounting Officer:
/s/ FRANK P. ERLAIN Frank P. Erlain	Vice President of Finance and Controller

Majority of Directors:
/s/ DONALD F. FLYNN Donald F. Flynn	Director
/s/ A. CLINTON ALLEN A. Clinton Allen	Director
/s/ ROBERT M. DEVLIN Robert M. Devlin	Director
/s/ PAUL M. MEISTER Paul M. Meister	Director
/s/ JOHN F. O'BRIEN John F. O'Brien	Director
William M. Webster, IV	Director

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1(i)
Certificate of Incorporation of LKQ Corporation dated February 13, 1998, and as amended on May 20, 1998, June 15, 1998, August 17, 2000, and February 22, 2001 (incorporated herein by reference to Exhibit 3.1(i) to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
3.1(ii)
Amendment to Certificate of Incorporation filed on October 8, 2003 (incorporated herein by reference to Exhibit 3.1(ii) to the Company's report on Form 10-K for the fiscal year ended December 31, 2003).
3.1(iii)
Conformed copy of Certificate of Incorporation of LKQ Corporation, as amended to date (incorporated herein by reference to Exhibit 3.1(iii) to the Company's report on Form 10-K for the fiscal year ended December 31, 2003).
3.2	Amended and Restated Bylaws of LKQ Corporation (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
4.1	Specimen of common stock certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
4.2
Credit Agreement by and among LKQ Corporation, Bank of America, N.A., as Administrative Agent, LaSalle Bank National Association, as Syndication Agent, Bank One, NA, as Documentation Agent, National City Bank, as Co-Agent, and Banc of America Securities LLC, as Arranger, dated February 17, 2004 (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 8-K filed with the SEC on February 24, 2004).
4.3
First Amendment to Credit Agreement dated as of January 31, 2005 by and among LKQ Corporation, Bank of America, N.A., LaSalle Bank National Association, JP Morgan Chase Bank, National Association and National City Bank (incorporated herein by reference to Exhibit 99.4 to the Company's report on Form 8-K filed with the SEC on February 2, 2005).
4.4
Second Amendment to Credit Agreement dated as of June 1, 2005 by and among LKQ Corporation, Bank of America, N.A., LaSalle Bank National Association, JP Morgan Chase Bank National Association and National City Bank (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 8-K filed with the SEC on June 3, 2005).
5.1*	Opinion of Bell, Boyd & Lloyd LLC.
10.1
Registration Rights Agreement by and among LKQ Corporation and certain stockholders signatories thereto dated June 19, 1998 (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.2	Form of Fee Warrant Agreement (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.3
Office Lease for 120 North LaSalle Street, Suite 3300, Chicago, Illinois by and between the Prudential Insurance Company of America, as Landlord, and LKQ Corporation, as Tenant, dated as of February 18, 2004 (incorporated by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the quarter ended March 31, 2004).

10.4
Industrial Building Lease between Leonard A. Damron, III, LLC, as Landlord, and Damron Auto Parts, L.P., as Tenant, dated July 29, 1998 for Jenkinsburg, Georgia facility (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.5
Industrial Building Lease between Damron Auto Parts East, Inc., as Landlord, and Damron Holding Company, as Tenant, dated July 29, 1998 for Melbourne, Florida facility (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.6
Industrial Building Lease between Damron Family Limited Partnership, as Landlord, and Damron Auto Parts, Inc., as Tenant, dated July 29, 1998 for Crystal River, Florida facility (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.7
LKQ Corporation Stock Option and Compensation Plan for Non-Employee Directors, as amended (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K/A filed with the SEC on March 18, 2005).
10.8	LKQ Corporation CEO Stock Option Plan (incorporated herein by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.9	LKQ Corporation 1998 Equity Incentive Plan, as amended.
10.10	LKQ Corporation 401(k) Plus Plan dated August 1, 1999 (incorporated herein by reference to Exhibit 10.23 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.11	Amendment to LKQ Corporation 401(k) Plus Plan (incorporated herein by reference to Exhibit 10.24 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.12	Trust for LKQ Corporation 401(k) Plus Plan (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.13	LKQ Corporation Employees' Retirement Plan (incorporated herein by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.14	First Amendment to LKQ Corporation Employees' Retirement Plan (incorporated herein by reference to Exhibit 10.27 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.15	Second Amendment to LKQ Corporation Employees' Retirement Plan (incorporated herein by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.16
LKQ Corporation Employees' Retirement Plan Non-Discretionary Trust Agreement (incorporated herein by reference to Exhibit 10.29 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.17	LKQ Corporation 401(k) Plus Plan II dated March 3, 2005 (incorporated by reference to Exhibit 10.17 to the Company's report on Form 10-K for the fiscal year ended December 31, 2004).
10.18	Form of LKQ Corporation Executive Officer 2005 Bonus Program (Corporate) (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 8-K/A filed with the SEC on March 18, 2005).

10.19	Form of LKQ Corporation Executive Officer 2005 Bonus Program (Regional) (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 8-K/A filed with the SEC on March 18, 2005).
10.20
Amendment Agreement dated December 27, 2004 between LKQ Corporation and Donald F. Flynn, Chairman of the Board of LKQ Corporation (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 8-K filed with the SEC on January 3, 2005).
10.21
Form of Award Agreement dated January 14, 2005 between LKQ Corporation and optionees (incorporated herein by reference to Exhibit 99.1 to the Company's report on Form 8-K filed with the SEC on January 11, 2005).
10.22	Form of Notice to Optionees dated January 10, 2005 (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 8-K filed with the SEC on January 11, 2005).
10.23
Form of Indemnification Agreements between directors and officers of LKQ Corporation and LKQ Corporation (incorporated herein by reference to Exhibit 10.30 to the Company's Registration Statement on Form S-1, Registration No. 333-107417).
10.24
Stock Purchase Agreement by and among LKQ Corporation and Robert H. Cruikshank, Trustee, and Rowens R. Cruikshank, Trustee, dated February 20, 2004 (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 8-K filed with the SEC on February 24, 2004).
10.25
Stock Purchase Agreement dated as of October 26, 2004 between LKQ Corporation and Fred J. Hopp (incorporated herein by reference to Exhibit 10.1 to the Company's report on Form 10-Q for the quarter ended September 30, 2004).
10.26
Stock Purchase Agreement dated as of January 31, 2005 by and among LKQ Corporation, Henry Sheshene and Shelly Ho (incorporated herein by reference to Exhibit 99.2 to the Company's report on Form 8-K filed with the SEC on February 2, 2005).
10.27
Stock Purchase Agreement dated as of January 31, 2005 by and among LKQ Corporation, Henry Sheshene, Shelly Ho and Chia-Kai Hsu (incorporated herein by reference to Exhibit 99.3 to the Company's report on Form 8-K filed with the SEC on February 2, 2005).
10.28
Industrial Building Lease between Steven Jones, as Landlord, and Mid-America Auto Parts, Inc.
(f/k/a Recyclers Group, Inc.), as Tenant, dated February 28, 1999, for 5725 South Topeka, Topeka, Kansas facility.
10.29
First Amendment to Lease Agreement between Steven Jones, as Landlord, and Mid-America Auto Parts, Inc. (f/k/a Recyclers Group, Inc.), as Tenant, dated February 28, 1999, for 5725 South Topeka, Topeka, Kansas facility.
10.30
Industrial Building Lease between Steven Jones and Mark Fitzgibbons, as Landlord, and Mid-America Auto Parts, Inc. (f/k/a Recyclers Group, Inc.), as Tenant, dated February 28, 1999, for 5310 SW Topeka, Topeka, Kansas facility.
10.31
Industrial Building Lease between Mark Fitzgibbons, as Landlord, and Mid-America Auto Parts, Inc. (f/k/a Recyclers Group, Inc.), as Tenant, dated February 28, 1999, for 2001 East 19th, Lawrence, Kansas facility.
21.1	List of subsidiaries, jurisdictions and assumed names.
23.1	Consent of Deloitte & Touche LLP.
23.2*	Consent of Bell, Boyd & Lloyd LLC (included as part of Exhibit 5.1 hereto).
24.1	Power of Attorney (included in the signature pages).

*
To be filed by amendment.

QuickLinks

LKQ Corporation
TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LKQ CORPORATION AND SUBSIDIARIES Consolidated Balance Sheets (In thousands, except share and per share data)
LKQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Operations (In thousands, except per share data)
LKQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Stockholders' Equity and Other Comprehensive Income (In thousands)
LKQ CORPORATION AND SUBSIDIARIES Consolidated Statements of Cash Flows (In thousands)
LKQ CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX